Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 92 for details.

Quarterly Report
to Shareholders

Scotiabank reports second quarter results

TORONTO, May
 27, 2026 –
The Bank of Nova Scotia (“Scotiabank”) (TSX: BNS; NYSE: BNS) reported second quarter net income of $2,632 million compared to $2,032 million in the same period last year. Diluted earnings per share (EPS) were $2.00, compared to $1.48 in the same period a year ago.

Adjusted net income
(1)
for the second quarter was $2,652 million and adjusted diluted EPS
(1)
was $2.02, up from $1.52 last year. Adjusted return on equity (ROE)
(1)
was 13.2% compared to 10.4% a year ago.

“The Bank delivered another strong quarter as we continue to execute on our strategy, with strong revenue growth coupled with expanding margins and another quarter of positive operating leverage,” said Scott Thomson, President and CEO of Scotiabank. “The Bank remains on track to achieve its financial objectives for fiscal 2026 and its 14%+ ROE objective in fiscal 2027. Our focus on evolving our business mix drove strong fee income and wealth management revenues, along with sequential Canadian commercial and small business loan growth.”

Canadian Banking generated earnings of $935 million, up 53% compared to the prior year, driven by double-digit pre-tax, pre-provision earnings
(2)
growth and lower performing provision for credit losses. The business grew day-to-day and savings deposits and delivered another quarter of solid positive operating leverage, in line with its strategic objectives.

International Banking generated earnings of $736 million, up 3% year-over-year, driven by continued margin expansion and positive operating leverage as the business maintains its focus on expense discipline. ROE remained stable at 16%.

Global Wealth Management delivered earnings of $476 million, up 19% year-over year driven by strong revenue growth from higher mutual fund fees, brokerage revenues, and net interest income. The business continued to deliver strong retail mutual fund sales through our branches, while assets under management
(3)
grew 18% year-over-year to $450 billion.

Global Banking and Markets reported earnings of $457 million, up 11% year-over-year. Results were driven by strong performance in our capital markets business, partly offset by higher expenses to support future business growth.

The Bank reported a Common Equity Tier 1 (CET1) capital ratio
(4)
of 13.3% and declared a dividend of $1.14, representing a 4% increase.

(1)
    Refer to
Non-GAAP
Measures section starting on page 5.
(2)
    Pre-tax, pre-provision (PTPP) earnings are calculated as revenue net of non-interest expenses. This is a non-GAAP measure. PTPP earnings do not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. The Bank uses PTPP earnings to assess its ability to generate earnings growth excluding the impact of credit losses and income taxes. The Bank believes that certain non-GAAP measures provide readers with a better understanding of how management assesses performance.
(3)
    Refer to Glossary on page 57 for the description of the measure.
(4)
    The regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements.

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q2 2026		2025 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			16
	2	The Bank’s risk terminology, measures and key parameters.			76-83
	3	Top and emerging risks, and the changes during the reporting period.	38		85-87, 91-96
	4	Discussion on the regulatory developments and plans to meet new regulatory ratios.	52-54		60-63, 120-121
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			78-80
	6	Description of risk culture and procedures applied to support the culture.			80-83
	7	Description of key risks from the Bank’s business model.			84
	8	Stress testing use within the Bank’s risk governance and capital management.			80-82
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	52-53	4-5	60-63	208
	10	a) Regulatory capital components.	52-53, 81	21-23	64
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		18-19
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	52-53	94	65-66
	12	Discussion of targeted level of capital, and the plans on how to establish this.			60-63
	13	Analysis of risk-weighted assets (RWA) by risk type, business, and market risk RWAs.		6, 36-39, 43-60, 68-73, 77, 91, 97	68-73, 84, 127	178
	14	Analysis of the capital requirements for each Basel asset class.		16-17, 36-61, 66-73, 77, 84-87	68-73	178, 224-228
	15	Tabulate credit risk in the Banking Book.	38-39	16-17, 36-61, 77, 84-87	68-73	225
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		62, 76, 96	68-73
	17	Discussion of Basel III back-testing requirement including credit risk model performance and validation.		101	69-71
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	45-47		103-108
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	45-47		105
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.			109-111
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	50-51		108-109
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	44-45		102
	23	Discussion of significant trading and non-trading market risk factors.	43-44		97-103
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	43		97-103
	25	Other risk management techniques e.g. stress tests, tail risk and market liquidity horizon.			97-103
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		6, 36-39, 43-60, 68-73	91-96, 123-127	188-189, 225-228
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				158-160
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	40-41, 70	33-34	93, 122-125	189
	29	Analysis of counterparty credit risk that arises from derivative transactions.	53-54	102	88-90	176-179
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.			89-91, 94
Other risks	31	Quantified measures of the management of operational risk.			72, 112-113
	32	Discussion of publicly known risk items.			85-87	205-206

2	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended April 30, 2026. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2025 Annual Report. This MD&A is dated May 27, 2026.
Additional information relating to the Bank, including the Bank’s 2025 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2025 Annual Report and Annual Information Form are available on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Financial Highlights

5	Non-GAAP Measures

16	Overview of Performance

18	Group Financial Performance

22	Business Segment Review

35	Geographic Highlights

36	Quarterly Financial Highlights

37	Financial Position

38	Risk Management

52	Capital Management

53	Financial Instruments

54	Off-Balance Sheet Arrangements

54	Regulatory Developments

55	Accounting Policies and Controls

56	Share Data

57	Glossary
Forward-looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2025 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk (including policies and other changes related to, or affecting, economic or trade matters, including tariffs, countermeasures, tariff mitigation policies and tax-related
risks); changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including open banking and the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the Bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate-related risk, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the local, national or global economies, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2025 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2026 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank Second Quarter Report 2026	3

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T1 Financial highlights

	As at and for the three months ended			As at and for the six months ended
(Unaudited)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Operating results ($ millions)
Net interest income	5,521	5,582	5,270	11,103	10,443
Non-interest income	4,316	4,064	3,810	8,380	8,009
Total revenue	9,837	9,646	9,080	19,483	18,452
Provision for credit losses	1,217	1,176	1,398	2,393	2,560
Non-interest expenses	5,189	5,299	5,110	10,488	11,601
Income tax expense	799	872	540	1,671	1,266
Net income	2,632	2,299	2,032	4,931	3,025
Net income attributable to common shareholders	2,468	2,155	1,841	4,623	2,866
Operating performance
Basic earnings per share ($)	2.01	1.75	1.48	3.75	2.30
Diluted earnings per share ($)	2.00	1.73	1.48	3.73	2.15
Return on equity (%) (1)	13.1	11.1	10.1	12.1	7.8
Return on tangible common equity (%) (2)	16.0	13.5	12.5	14.7	9.6
Productivity ratio (%) (1)	52.8	54.9	56.3	53.8	62.9
Net interest margin (%) (2)	2.49	2.45	2.31	2.47	2.27
Financial position information ($ millions)
Cash and deposits with financial institutions	79,301	73,838	63,577
Trading assets	157,689	161,043	128,987
Loans	757,434	755,475	756,372
Total assets	1,521,521	1,475,979	1,415,465
Deposits	981,489	971,682	945,843
Common equity	77,222	77,649	74,686
Preferred shares and other equity instruments	9,939	9,939	10,232
Assets under administration (1)	892,418	874,305	779,054
Assets under management (1)	450,006	435,814	379,889
Capital and liquidity measures (3)
Common Equity Tier 1 (CET1) capital ratio (%)	13.3	13.3	13.2
Tier 1 capital ratio (%)	15.4	15.4	15.4
Total capital ratio (%)	17.0	17.0	17.1
Total loss absorbing capacity (TLAC) ratio (%)	28.6	28.6	30.3
Leverage ratio (%)	4.3	4.4	4.5
TLAC Leverage ratio (%)	8.0	8.3	8.9
Risk-weighted assets ($ millions)	474,440	474,253	458,989
Liquidity coverage ratio (LCR) (%)	124	122	131
Net stable funding ratio (NSFR) (%)	116	115	120
Credit quality
Net impaired loans ($ millions)	5,200	4,961	4,648
Allowance for credit losses ($ millions) (4)	7,344	7,185	7,276
Gross impaired loans as a % of loans and acceptances (1)	0.99	0.95	0.90
Net impaired loans as a % of loans and acceptances (1)	0.68	0.65	0.61
Provision for credit losses as a % of average net loans and acceptances (annualized) (1)(5)	0.66	0.61	0.75	0.63	0.68
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (1)(5)	0.61	0.58	0.57	0.59	0.56
Net write-offs as a % of average net loans and acceptances (annualized) (1)	0.52	0.49	0.50	0.51	0.50
Adjusted results (2)
Adjusted total revenue ($ millions)	9,845	10,077	9,098	19,922	18,470
Adjusted non-interest expenses ($ millions)	5,171	5,273	5,067	10,444	10,178
Adjusted net income ($ millions)	2,652	2,695	2,072	5,347	4,434
Adjusted diluted earnings per share ($)	2.02	2.05	1.52	4.07	3.28
Adjusted return on equity (%)	13.2	13.0	10.4	13.1	11.1
Adjusted return on tangible common equity (%)	16.0	15.8	12.7	15.9	13.5
Adjusted productivity ratio (%)	52.5	52.3	55.7	52.4	55.1
Common share information
Closing share price ($) (TSX)	105.68	101.80	68.98
Shares outstanding (millions)
Average – Basic	1,230	1,235	1,246	1,233	1,245
Average – Diluted	1,232	1,238	1,246	1,236	1,250
End of period	1,227	1,233	1,246
Dividends paid per share ($)	1.10	1.10	1.06	2.20	2.12
Dividend yield (%) (1)	4.4	4.5	6.2	4.5	5.9
Market capitalization ($ millions) (TSX)	129,647	125,498	85,918
Book value per common share ($) (1)	62.95	62.99	59.96
Market value to book value multiple (1)	1.7	1.6	1.2
Price to earnings multiple (trailing 4 quarters) (1)	14.5	15.0	13.9
Other information
Employees (full-time equivalent)	80,415	79,740	86,746
Branches and offices	1,988	1,991	2,139
(1)	Refer to Glossary on page 57 for the description of the measure.
(2)	Refer to Non-GAAP Measures section starting on page 5.
(3)
The regulatory ratios and measures are calculated in accordance with the Office of the Superintendent of Financial Institutions (OSFI) Guidelines on Capital Adequacy Requirements, Total Loss Absorbing Capacity, Leverage Requirements and Liquidity Adequacy Requirements (LAR).

(4)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities and deposits with financial institutions.
(5)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.

4	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP, do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP
measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures and ratios are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expenses, income taxes and
non-controlling
interests. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance.

Scotiabank Second Quarter Report 2026	5

MANAGEMENT’S DISCUSSION & ANALYSIS

T2 Reconciliation of reported and adjusted results

	For the three months ended			For the six months ended
($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Reported Results
Net interest income	$5,521	$5,582	$5,270	$11,103	$10,443
Non-interest income	4,316	4,064	3,810	8,380	8,009
Total revenue	9,837	9,646	9,080	19,483	18,452
Provision for credit losses	1,217	1,176	1,398	2,393	2,560
Non-interest expenses	5,189	5,299	5,110	10,488	11,601
Income before taxes	3,431	3,171	2,572	6,602	4,291
Income tax expense	799	872	540	1,671	1,266
Net income	$2,632	$2,299	$2,032	$4,931	$3,025
Net income attributable to non-controlling interests in subsidiaries (NCI)	37	12	56	49	(98)
Net income attributable to equity holders	2,595	2,287	1,976	4,882	3,123
Net income attributable to preferred shareholders and other equity instrument holders	127	132	135	259	257
Net income attributable to common shareholders	$2,468	$2,155	$1,841	$4,623	$2,866
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
(a) Divestitures and wind-down of operations	$–	$423	$9	$423	$9
(b) Amortization of acquisition-related intangible assets	8	8	9	16	9
Total non-interest income and total revenue adjusting items (Pre-tax)	8	431	18	439	18
Adjusting items impacting non-interest expenses (Pre-tax)
(a) Divestitures and wind-down of operations	–	11	26	11	1,388
(b) Amortization of acquisition-related intangible assets	18	15	17	33	35
Total non-interest expense adjusting items (Pre-tax)	18	26	43	44	1,423
Total impact of adjusting items on net income before taxes	26	457	61	483	1,441
Impact of adjusting items on income tax expense
(a) Divestitures and wind-down of operations	–	(57)	(15)	(57)	(22)
(b) Amortization of acquisition-related intangible assets	(6)	(4)	(6)	(10)	(10)
Total impact of adjusting items on income tax expense	(6)	(61)	(21)	(67)	(32)
Total impact of adjusting items on net income	$20	$396	$40	$416	$1,409
Impact of adjusting items on NCI	–	(10)	16	(10)	(175)
Total impact of adjusting items on net income attributable to equity holders	$20	$386	$56	$406	$1,234
Adjusted Results
Net interest income	$5,521	$5,582	$5,270	$11,103	$10,443
Non-interest income	4,324	4,495	3,828	8,819	8,027
Total revenue	9,845	10,077	9,098	19,922	18,470
Provision for credit losses	1,217	1,176	1,398	2,393	2,560
Non-interest expenses	5,171	5,273	5,067	10,444	10,178
Income before taxes	3,457	3,628	2,633	7,085	5,732
Income tax expense	805	933	561	1,738	1,298
Net income	$2,652	$2,695	$2,072	$5,347	$4,434
Net income attributable to NCI	37	22	40	59	77
Net income attributable to equity holders	2,615	2,673	2,032	5,288	4,357
Net income attributable to preferred shareholders and other equity instrument holders	127	132	135	259	257
Net income attributable to common shareholders	$2,488	$2,541	$1,897	$5,029	$4,100

6	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s quarterly financial results were adjusted for the following items. These amounts were recorded in the Other operating segment, unless otherwise noted.
a) Divestitures and wind-down of operations
In Q1 2026, the Bank recognized a loss of $434 million ($377 million after-tax)
upon the completion of the sale of its banking operations in Colombia, Costa Rica and Panama. The loss primarily represents the release of cumulative foreign currency translation losses, inclusive of hedges. In the prior fiscal year, the Bank recognized a total impairment loss of $1,422 million in non-interest
expense and a credit of $45 million in
non-interest
income (collectively $1,342 million
after-tax),
of which $1,362 million ($1,355 million
after-tax)
was recognized in Q1 2025, as the operations that were a part of this transaction were designated as held for sale. The changes subsequent to Q1 2025 represented changes in the carrying value of net assets being sold and fair value of shares received less costs to sell, as well as changes in foreign currency. For further details, please refer to Note 19 of the condensed interim consolidated financial statements.
In Q2 2025, the Bank completed the sale of CrediScotia Financiera S.A. (CrediScotia), a wholly-owned consumer finance subsidiary in Peru, to Banco Santander S.A. (Espana). The Bank recognized an additional loss of $9 million in non-interest
income – other upon closing. In Q3 2024, the Bank had recognized an impairment loss of $143 million in non-interest
income and a recovery of expenses of $7 million in
non-interest
expenses – salaries and employee benefits (collectively $90 million after-tax),
the majority of which relates to goodwill.
b) Amortization of acquisition-related intangible assets
These costs relate to the amortization of intangible assets recognized upon the acquisition of businesses, excluding software. The costs are recorded in non-interest
expenses – depreciation and amortization for the Canadian Banking, International Banking and Global Wealth Management operating segments, and non-interest
income – net income from investments in associated corporations for the Other operating segment.
c) Restructuring charge and severance provisions
In Q4 2025, the Bank recorded a restructuring charge and severance provision as well as other related charges of $373 million ($270 million after-tax)
primarily related to workforce reductions. These amounts reflect actions taken by the Bank to simplify its organizational structure in Canadian Banking, restructure and right-size
Asia operations in Global Banking and Markets and regionalize activities across its international footprint, in line with the Bank’s enterprise strategy. For further details, please refer to Note 22 of the audited consolidated financial statements in the 2025 Annual Report. In Q4 2024, the Bank recorded severance provisions of $53 million ($38 million after-tax)
related to the Bank’s continued efforts to streamline its organizational structure and support execution of the Bank’s strategy.
d) Legal provision
In Q4 2025, the Bank recognized a legal provision of $74 million ($54 million after-tax)
related to several civil and other litigation matters.
In Q3 2024, the Bank recognized a $176 million expense for legal actions in Peru relating to certain value-added tax assessed amounts and associated interest. The legal actions arose from certain client transactions that occurred prior to the Bank’s acquisition of its Peruvian subsidiary. For further details, please refer to Note 22 of the audited consolidated financial statements in the 2025 Annual Report.

In addition to the above, the following adjustment also impacted the earnings per share calculation in Q3 2025
e) Foreign currency loss on redemption of Subordinated Additional Tier 1 Capital Note
In Q3 2025, the Bank redeemed all outstanding U.S. $1,250 million 4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (AT1 Note). The redemption resulted in a foreign currency loss of $22 million, which was recognized in retained earnings. The loss was deducted from net income attributable to common shareholders for the purposes of calculating basic and diluted earnings per share (EPS).

Scotiabank Second Quarter Report 2026	7

MANAGEMENT’S DISCUSSION & ANALYSIS

T2A Reconciliation of reported and adjusted diluted earnings per common share

	For the three months ended			For the six months ended
($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Reported Results
Net income attributable to common shareholders	$2,468	$2,155	$1,841	$4,623	$2,866
Dilutive impact of share-based payment options and others	–	(9)	–	(9)	(180)
Net income attributable to common shareholders (diluted)	$2,468	$2,146	$1,841	$4,614	$2,686
Weighted average number of diluted common shares outstanding (millions)	1,232	1,238	1,246	1,236	1,250
Diluted earnings per common share (in dollars)	$2.00	$1.73	$1.48	$3.73	$2.15
Adjusted Results
Net income attributable to common shareholders	$2,468	$2,155	$1,841	$4,623	$2,866
Impact of adjusting items on net income attributable to common shareholders (1)	20	386	56	406	1,234
Adjusted net income attributable to common shareholders	$2,488	$2,541	$1,897	$5,029	$4,100
Dilutive impact of share-based payment options and others	–	1	1	1	(6)
Adjusted net income attributable to common shareholders (diluted)	$2,488	$2,542	$1,898	$5,030	$4,094
Weighted average number of diluted common shares outstanding (millions)	1,232	1,238	1,250	1,236	1,250
Adjusted diluted earnings per common share (in dollars)	$2.02	$2.05	$1.52	$4.07	$3.28
Impact of adjustments on diluted earnings per share (in dollars)	$0.02	$0.32	$0.04	$0.34	$1.13
(1)	Refer to Table T2 for details of adjusting items.
T2B Reconciliation of reported and adjusted results by business line

	For the three months ended April 30, 2026 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$935	$736	$476	$457	$28	$2,632
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	35	2	–	–	37
Reported net income attributable to equity holders	935	701	474	457	28	2,595
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	127	127
Reported net income attributable to common shareholders	$935	$701	$474	$457	$(99)	$2,468
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Amortization of acquisition-related intangible assets	–	–	–	–	8	8
Total non-interest income adjustments (Pre-tax)	–	–	–	–	8	8
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	–	9	9	–	–	18
Total non-interest expenses adjustments (Pre-tax)	–	9	9	–	–	18
Total impact of adjusting items on net income before taxes	–	9	9	–	8	26
Total impact of adjusting items on income tax expense	–	(2)	(3)	–	(1)	(6)
Total impact of adjusting items on net income	–	7	6	–	7	20
Impact of adjusting items on NCI	–	–	–	–	–	–
Total impact of adjusting items on net income attributable to equity holders	–	7	6	–	7	20
Adjusted net income (loss)	$935	$743	$482	$457	$35	$2,652
Adjusted net income attributable to equity holders	$935	$708	$480	$457	$35	$2,615
Adjusted net income attributable to common shareholders	$935	$708	$480	$457	$(92)	$2,488
(1) Refer to Business Segment Review on page 22.

8	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended January 31, 2026 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$960	$737	$484	$544	$(426)	$2,299
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	20	3	(1)	(10)	12
Reported net income attributable to equity holders	960	717	481	545	(416)	2,287
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	132	132
Reported net income attributable to common shareholders	$960	$717	$481	$545	$(548)	$2,155
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	423	423
Amortization of acquisition-related intangible assets	–	–	–	–	8	8
Total non-interest income adjustments (Pre-tax)	–	–	–	–	431	431
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	11	11
Amortization of acquisition-related intangible assets	–	6	9	–	–	15
Total non-interest expenses adjustments (Pre-tax)	–	6	9	–	11	26
Total impact of adjusting items on net income before taxes	–	6	9	–	442	457
Total impact of adjusting items on income tax expense	–	(2)	(2)	–	(57)	(61)
Total impact of adjusting items on net income	–	4	7	–	385	396
Impact of adjusting items on NCI	–	–	–	–	(10)	(10)
Total impact of adjusting items on net income attributable to equity holders	–	4	7	–	375	386
Adjusted net income (loss)	$960	$741	$491	$544	$(41)	$2,695
Adjusted net income attributable to equity holders	$960	$721	$488	$545	$(41)	$2,673
Adjusted net income attributable to common shareholders	$960	$721	$488	$545	$(173)	$2,541
(1) Refer to Business Segment Review on page 22.

	For the three months ended April 30, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$613	$714	$401	$412	$(108)	$2,032
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	38	2	(1)	17	56
Reported net income attributable to equity holders	613	676	399	413	(125)	1,976
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	135	135
Reported net income attributable to common shareholders	$613	$676	$399	$413	$(260)	$1,841
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	9	9
Total non-interest income adjustments (Pre-tax)	–	–	–	–	18	18
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	26	26
Amortization of acquisition-related intangible assets	1	7	9	–	–	17
Total non-interest expenses adjustments (Pre-tax)	1	7	9	–	26	43
Total impact of adjusting items on net income before taxes	1	7	9	–	44	61
Impact of adjusting items on income tax expense	(1)	(2)	(3)	–	(15)	(21)
Total impact of adjusting items on net income	–	5	6	–	29	40
Impact of adjusting items on NCI	–	–	–	–	16	16
Total impact of adjusting items on net income attributable to equity holders	–	5	6	–	45	56
Adjusted net income (loss)	$613	$719	$407	$412	$(79)	$2,072
Adjusted net income attributable to equity holders	$613	$681	$405	$413	$(80)	$2,032
Adjusted net income attributable to common shareholders	$613	$681	$405	$413	$(215)	$1,897
(1)	Refer to Business Segment Review on page 22.

Scotiabank Second Quarter Report 2026	9

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the six months ended April 30, 2026 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,895	$1,473	$960	$1,001	$(398)	$4,931
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	55	5	(1)	(10)	49
Reported net income attributable to equity holders	1,895	1,418	955	1,002	(388)	4,882
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	259	259
Reported net income attributable to common shareholders	$1,895	$1,418	$955	$1,002	$(647)	$4,623
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	423	423
Amortization of acquisition-related intangible assets	–	–	–	–	16	16
Total non-interest income adjustments (Pre-tax)	–	–	–	–	439	439
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	11	11
Amortization of acquisition-related intangible assets	–	15	18	–	–	33
Total non-interest expenses adjustments (Pre-tax)	–	15	18	–	11	44
Total impact of adjusting items on net income before taxes	–	15	18	–	450	483
Impact of adjusting items on income tax expense	–	(4)	(5)	–	(58)	(67)
Total impact of adjusting items on net income	–	11	13	–	392	416
Impact of adjusting items on NCI	–	–	–	–	(10)	(10)
Total impact of adjusting items on net income attributable to equity holders	–	11	13	–	382	406
Adjusted net income (loss)	$1,895	$1,484	$973	$1,001	$(6)	$5,347
Adjusted net income attributable to equity holders	$1,895	$1,429	$968	$1,002	$(6)	$5,288
Adjusted net income attributable to common shareholders	$1,895	$1,429	$968	$1,002	$(265)	$5,029
(1)	Refer to Business Segment Review on page 22.

	For the six months ended April 30, 2025 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,526	$1,400	$810	$929	$(1,640)	$3,025
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	73	4	(1)	(174)	(98)
Reported net income attributable to equity holders	1,526	1,327	806	930	(1,466)	3,123
Reported net income attributable to preferred shareholders and other equity instrument holders	–	–	–	–	257	257
Reported net income attributable to common shareholders	$1,526	$1,327	$806	$930	$(1,723)	$2,866
Adjustments:
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	9	9
Amortization of acquisition-related intangible assets	–	–	–	–	9	9
Total non-interest income adjustments (Pre-tax)	–	–	–	–	18	18
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	–	–	–	1,388	1,388
Amortization of acquisition-related intangible assets	2	15	18	–	–	35
Total non-interest expenses adjustments (Pre-tax)	2	15	18	–	1,388	1,423
Total impact of adjusting items on net income before taxes	2	15	18	–	1,406	1,441
Impact of adjusting items on income tax expense	(1)	(4)	(5)	–	(22)	(32)
Total impact of adjusting items on net income	1	11	13	–	1,384	1,409
Impact of adjusting items on NCI	–	–	–	–	(175)	(175)
Total impact of adjusting items on net income attributable to equity holders	1	11	13	–	1,209	1,234
Adjusted net income (loss)	$1,527	$1,411	$823	$929	$(256)	$4,434
Adjusted net income attributable to equity holders	$1,527	$1,338	$819	$930	$(257)	$4,357
Adjusted net income attributable to common shareholders	$1,527	$1,338	$819	$930	$(514)	$4,100
(1)	Refer to Business Segment Review on page 22.

10	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Constant Dollar
International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP
measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 17.
T3 Reconciliation of International Banking’s reported results and constant dollar results

	For the three months ended						For the six months ended
($ millions)	January 31, 2026			April 30, 2025			April 30, 2025
	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar	Reported	Foreign exchange	Constant dollar
Net interest income	$2,146	$(7)	$2,153	$2,179	$(83)	$2,262	$4,348	$(193)	$4,541
Non-interest income	815	–	815	780	(27)	807	1,641	(76)	1,717
Total revenue	2,961	(7)	2,968	2,959	(110)	3,069	5,989	(269)	6,258
Provision for credit losses	536	(3)	539	550	(29)	579	1,152	(74)	1,226
Non-interest expenses	1,460	(4)	1,464	1,523	(61)	1,584	3,076	(140)	3,216
Income before taxes	965	–	965	886	(20)	906	1,761	(55)	1,816
Income tax expense	228	1	227	172	(5)	177	361	(12)	373
Net income	$737	$(1)	$738	$714	$(15)	$729	$1,400	$(43)	$1,443
Net income attributable to non-controlling interests in subsidiaries (NCI)	$20	$–	$20	$38	$–	$38	$73	$3	$70
Net income attributable to equity holders of the Bank	$717	$(1)	$718	$676	$(15)	$691	$1,327	$(46)	$1,373
Other measures
Average assets ($ billions)	$219	$–	$219	$229	$(6)	$235	$229	$(7)	$236
Average liabilities ($ billions)	$172	$–	$172	$177	$(7)	$184	$176	$(7)	$183
Earning and
non-earning
assets, core earning assets, core net interest income and net interest margin
Net interest margin
Net interest margin is a
non-GAAP
ratio that is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets. Management uses net interest margin to measure profitability and how efficiently the Bank earns income from its core earning assets relative to the cost of funding those assets.
Components of net interest margin are defined below:
Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances. This is a non-GAAP
measure.
Non-earning
assets
Non-earning
assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and intangible assets, deferred tax assets and other assets. This is a non-GAAP
measure.
Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans, net of allowances. This is a non-GAAP
measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets and eliminates the impact of trading businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP
measure.

Scotiabank Second Quarter Report 2026	11

MANAGEMENT’S DISCUSSION & ANALYSIS

T4 Calculation of net interest margin
Consolidated Bank

	For the three months ended			For the six months ended
($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Average total assets – Reported (1)	$1,517,380	$1,497,957	$1,468,310	$1,507,297	$1,464,194
Less: Non-earning assets	123,695	120,352	118,403	121,785	116,547
Average total earning assets (1)	$1,393,685	$1,377,605	$1,349,907	$1,385,512	$1,347,647
Less:
Trading assets	172,563	175,004	150,997	173,804	153,814
Securities purchased under resale agreements and securities borrowed	243,408	225,084	206,266	234,094	203,554
Other deductions	38,453	37,590	35,003	38,014	34,235
Average core earning assets (1)	$939,261	$939,927	$957,641	$939,600	$956,044
Net interest income – Reported	$5,521	$5,582	$5,270	$11,103	$10,443
Less: Non-core net interest income	(173)	(215)	(135)	(388)	(335)
Core net interest income	$5,694	$5,797	$5,405	$11,491	$10,778
Net interest margin	2.49%	2.45%	2.31%	2.47%	2.27%
(1)	Average balances represent the average of daily balances for the period.
Canadian Banking

	For the three months ended			For the six months ended
($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Average total assets – Reported (1)	$475,068	$471,727	$461,444	$473,370	$460,657
Less: Non-earning assets	4,256	4,392	4,607	4,326	4,682
Average total earning assets (1)	$470,812	$467,335	$456,837	$469,044	$455,975
Less:
Other deductions	181	183	179	181	182
Average core earning assets (1)	$470,631	$467,152	$456,658	$468,863	$455,793
Net interest income – Reported	$2,703	$2,734	$2,524	$5,437	$5,171
Less: Non-core net interest income	–	–	–	–	–
Core net interest income	$2,703	$2,734	$2,524	$5,437	$5,171
Net interest margin	2.36%	2.32%	2.27%	2.34%	2.29%
(1)	Average balances represent the average of daily balances for the period.
International Banking

	For the three months ended			For the six months ended
($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Average total assets – Reported (1)	$210,553	$219,139	$229,118	$214,917	$228,995
Less: Non-earning assets	13,746	13,644	13,917	13,694	14,407
Average total earning assets (1)	$196,807	$205,495	$215,201	$201,223	$214,588
Less:
Trading assets	7,200	7,490	6,438	7,347	6,423
Securities purchased under resale agreements and securities borrowed	2,125	2,617	4,243	2,375	4,219
Other deductions	7,750	7,378	7,413	7,561	7,006
Average core earning assets (1)	$179,732	$188,010	$197,107	$183,940	$196,940
Net interest income – Reported	$2,094	$2,146	$2,179	$4,240	$4,348
Less: Non-core net interest income	7	(7)	17	–	5
Core net interest income	$2,087	$2,153	$2,162	$4,240	$4,343
Net interest margin	4.76%	4.54%	4.50%	4.65%	4.45%
(1)	Average balances represent the average of daily balances for the period.

12	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets

	For the three months ended			For the six months ended
($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Average total assets – Reported (1)	$568,285	$546,412	$501,639	$557,167	$506,347
Less: Non-earning assets	52,970	49,194	47,883	51,051	47,346
Average total earning assets (1)	$515,315	$497,218	$453,756	$506,116	$459,001
Less:
Trading assets	161,255	163,555	134,690	162,424	138,224
Securities purchased under resale agreements and securities borrowed	241,283	222,468	202,023	231,719	199,335
Other deductions	25,071	24,064	22,410	24,559	22,898
Average core earning assets (1)	$87,706	$87,131	$94,633	$87,414	$98,544
Net interest income – Reported	$389	$398	$368	$787	$687
Less: Non-core net interest income	(44)	(72)	(37)	(116)	(143)
Core net interest income	$433	$470	$405	$903	$830
Net interest margin	2.03%	2.14%	1.76%	2.08%	1.70%
(1)	Average balances represent the average of daily balances for the period.
Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Adjusted return on equity is a
non-GAAP
ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Attributed capital and operating segment return on equity
The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment. The Bank attributes capital to its business lines to approximate 11.5% of the Basel III common equity capital requirements.
Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed. Management uses operating segment return on equity to evaluate the performance of its operating segments.
Adjusted return on equity for the operating segments is calculated as a ratio of adjusted net income attributable to common shareholders of the operating segment and the capital attributed. This is a non-GAAP
ratio.
T5 Return on equity by operating segment

	For the three months ended April 30, 2026
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$935	$701	$474	$457	$(99)		$2,468
Total average common equity (1)	21,515	17,987	10,840	15,179	11,915		77,436
Return on equity	17.8%	16.0%	17.9%	12.4%	nm	(2)	13.1%
Adjusted (3)
Net income attributable to common shareholders	$935	$708	$480	$457	$(92)		$2,488
Return on equity	17.8%	16.1%	18.2%	12.4%	nm	(2)	13.2%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.

Scotiabank Second Quarter Report 2026	13

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended January 31, 2026							For the three months ended April 30, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$960	$717	$481	$545	$(548)		$2,155	$613	$676	$399	$413	$(260)		$1,841
Total average common equity (1)	21,090	17,836	10,810	15,121	12,431		77,288	20,893	18,087	10,332	14,970	10,343		74,625
Return on equity	18.1%	16.0%	17.7%	14.3%	nm	(2)	11.1%	12.0%	15.3%	15.8%	11.3%	nm	(2)	10.1%
Adjusted (3)
Net income attributable to common shareholders	$960	$721	$488	$545	$(173)		$2,541	$613	$681	$405	$413	$(215)		$1,897
Return on equity	18.1%	16.1%	17.9%	14.3%	nm	(2)	13.0%	12.0%	15.5%	16.1%	11.3%	nm	(2)	10.4%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.

	For the six months ended April 30, 2026							For the six months ended April 30, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,895	$1,418	$955	$1,002	$(647)		$4,623	$1,526	$1,327	$806	$930	$(1,723)		$2,866
Total average common equity (1)	21,299	17,910	10,824	15,150	12,083		77,266	21,271	18,140	10,257	15,169	9,443		74,280
Return on equity	17.9%	16.0%	17.8%	13.3%	nm	(2)	12.1%	14.5%	14.8%	15.8%	12.4%	nm	(2)	7.8%
Adjusted (3)
Net income attributable to common shareholders	$1,895	$1,429	$968	$1,002	$(265)		$5,029	$1,527	$1,338	$819	$930	$(514)		$4,100
Return on equity	17.9%	16.1%	18.0%	13.3%	nm	(2)	13.1%	14.5%	14.9%	16.1%	12.4%	nm	(2)	11.1%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Table on page 6.
Return on tangible common equity
Return on tangible common equity (ROTCE) is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP
ratio. Management uses ROTCE to assess the Bank’s performance and ability to use its tangible common equity to generate returns.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP
ratio.

14	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

T6 Return on tangible common equity

	For the three months ended			For the six months ended
($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Reported
Average common equity – reported (1)	$77,436	$77,288	$74,625	$77,266	$74,280
Average goodwill (1)(2)	(9,959)	(9,984)	(9,962)	(9,968)	(9,628)
Average acquisition-related intangibles (net of deferred tax) (1)	(3,532)	(3,545)	(3,586)	(3,539)	(3,592)
Average tangible common equity (1)	$63,945	$63,759	$61,077	$63,759	$61,060
Net income attributable to common shareholders – reported	$2,468	$2,155	$1,841	$4,623	$2,866
Amortization of acquisition-related intangible assets (after-tax) (3)	20	19	20	39	34
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after-tax)	$2,488	$2,174	$1,861	$4,662	$2,900
Return on tangible common equity – reported	16.0%	13.5%	12.5%	14.7%	9.6%
Adjusted (3)
Adjusted net income attributable to common shareholders	$2,488	$2,541	$1,897	$5,029	$4,100
Return on tangible common equity – adjusted	16.0%	15.8%	12.7%	15.9%	13.5%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to Table on page 6.
Adjusted productivity ratio
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue. This is a non-GAAP
ratio.
Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.
Adjusted operating leverage
This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses. This is a
non-GAAP
ratio.
Management uses operating leverage as a way to assess the degree to which the Bank can increase operating income by increasing revenue.
Adjusted effective tax rate
The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP
ratio.

Scotiabank Second Quarter Report 2026	15

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $2,632 million, compared to $2,032 million in the same period last year and $2,299 million in the prior quarter. Diluted earnings per share were $2.00 compared to $1.48 in the same period last year and $1.73 in the prior quarter. Return on equity was 13.1%, compared to 10.1% in the same period last year and 11.1% in the prior quarter.
Adjusted net income was $2,652 million compared to $2,072 million in the same period last year, an increase of $580 million or 28%. The increase was due mainly to higher revenues and lower provision for credit losses, partly offset by higher non-interest
expenses.
Compared to last quarter, adjusted net income decreased 2% from $2,695 million. The decrease was due mainly to lower revenues and higher provision for credit losses, partly offset by lower non-interest
expenses. The decrease was also due to the impact of three fewer days in the quarter.
Adjusted diluted earnings per share were $2.02 compared to $1.52 last year and $2.05 last quarter. Adjusted return on equity was 13.2% compared to 10.4% a year ago and 13% last quarter.
Refer to
Non-GAAP
Measures starting on page 5 for details of adjustments.
Significant developments
Sale of banking operations in Colombia, Costa Rica and Panama
In Q1 2026, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. in exchange for a 20.3% ownership stake in the combined Davivienda Group S.A.
Upon closing, the Bank recognized an additional loss of $434 million ($377 million after-tax)
recorded in the Other segment for this transaction. This loss primarily represents the release of cumulative foreign currency translation losses inclusive of hedges. As of October 31, 2025, the Bank recognized an impairment loss of $1,422 million in non-interest
expense and a credit of $45 million in
non-interest
income (collectively $1,342 million
after-tax).
For further details, please refer to Note 19 of the condensed interim consolidated financial statements.
Economic summary and outlook
The global economy remains resilient in the face of trade and geopolitical uncertainty, though activity is expected to grow at a slower and more uneven pace in 2026 before improving modestly in 2027. The outlook is increasingly shaped by differing regional trade and commodity exposures, alongside the challenges facing fiscal and monetary policymakers as economies contend with persistent inflation pressures and growth headwinds. Key to the outlook are developments in the Middle East given their implications for global commodity markets and supply chains. While not the baseline forecast, an extended conflict would imply a weaker global outlook.
In the United States, economic growth is expected to slow modestly in 2026 as household spending cools amid a softening labour market and increased uncertainty. Growth is forecast to ease to 1.9% in 2026, before edging up to 2.1% in 2027, supported by robust business investment, particularly in the technology sector, and resilient equity markets. Recent trade developments are expected to have only a limited net impact on the outlook, as slightly lower effective tariff rates are offset by increased uncertainty. Inflation is expected to remain above target in the near term, reflecting persistent underlying pressures, impact of tariffs, and higher oil prices. This limits the scope for monetary easing, with the Federal Reserve expected to ease policy even more cautiously, to 3.5% by the end of 2026 and 3.25% by the end of 2027.
Canada’s overall negative GDP growth reported in late 2025 masked firm underlying domestic demand, though the weak overall figure leaves a softer starting point for 2026 growth. Weak labour and trade data early in the year suggest some short-term softness, but momentum is expected to build as the year advances, supporting a recovery through 2027. Real GDP growth is expected to ease to 1.3% in 2026 before recovering to 2.0% in 2027. Canada remains relatively less exposed to U.S. tariffs than many economies due to CUSMA exemptions, though sector-specific measures continue to weigh on the automotive, steel, aluminum, forestry, and related industries. Higher oil prices support national income but also raise household costs, raise inflation, and negatively impact household and business sentiment. The Bank of Canada is expected to remove monetary stimulus more decisively to limit upside inflation risks, raising the policy rate to 3.0% by year-end.
However, the outlook remains highly sensitive to CUSMA negotiations and geopolitical developments.
Across Latin America, domestic policy and external shocks continue to drive diverging economic performances, with developments in the Middle East a key factor impacting the outlook in the region. While Mexico’s economy exceeded expectations at the end of 2025, activity softened entering 2026 amid cautious investment trends, fiscal consolidation efforts, and elevated uncertainty, including surrounding CUSMA negotiations and domestic reforms. Labour market indicators and declining remittance transactions point to softer supports for consumption ahead. Despite persistent inflation and upside risks, the recent easing by Banxico underscores growing concerns over slowing growth prospects. Peru remains better positioned, supported by strong mining activity and still-resilient business confidence despite rising inflation expectations. A temporary disruption to domestic energy supply following a key gas pipeline leak, combined with higher global energy prices, added to near-term inflation pressures and posed risks to domestic momentum, though Peru’s export sector is expected to benefit from firmer commodity prices. Chile has seen a loss of momentum amid softer domestic demand, weak labour market conditions, and elevated inflation pressures, which continue to weigh on activity and consumption. More broadly, regional central banks are expected to remain cautious as global financial markets, energy prices, and geopolitical risks continue to complicate the policy environment.

16	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “Constant dollar” table in
Non-GAAP
Measures on page 11.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	April 30 2026	January 31 2026	April 30 2025	April 30, 2026 vs. January 31, 2026	April 30, 2026 vs. April 30, 2025
U.S. dollar/Canadian dollar	0.729	0.721	0.704	1.1%	3.6%
Mexican Peso/Canadian dollar	12.769	13.010	14.240	(1.9)%	(10.3)%
Peruvian Sol/Canadian dollar	2.494	2.427	2.594	2.8%	(3.9)%
Colombian Peso/Canadian dollar	2,676.373	2,708.926	2,944.467	(1.2)%	(9.1)%
Chilean Peso/Canadian dollar	650.724	656.612	669.254	(0.9)%	(2.8)%

			Average exchange rate		% Change
For the six months ended			April 30 2026	April 30 2025	April 30, 2026 vs. April 30, 2025
U.S. dollar/Canadian dollar			0.725	0.704	3.0%
Mexican Peso/Canadian dollar			12.891	14.293	(9.8)%
Peruvian Sol/Canadian dollar			2.460	2.618	(6.0)%
Colombian Peso/Canadian dollar			2,692.950	3,008.152	(10.5)%
Chilean Peso/Canadian dollar			653.714	681.682	(4.1)%

			For the three months ended		For the six months ended

Impact on net income (1) ($ millions except EPS)			April 30, 2026 vs. April 30, 2025	April 30, 2026 vs. January 31, 2026	April 30, 2026 vs. April 30, 2025
Net interest income			$71	$4	$174
Non-interest income (2)			50	50	125
Total revenue			121	54	299
Non-interest expenses			(36)	2	(33)
Other items (net of tax) (2)			(28)	(15)	(101)
Net income			$57	$41	$165
Earnings per share (diluted)			$0.05	$0.03	$0.13
Impact by business line ($ millions)
Canadian Banking			$–	$–	$(3)
International Banking (2)			76	37	101
Global Wealth Management			3	1	7
Global Banking and Markets			(10)	(3)	(15)
Other (2)			(12)	6	75
Net income			$57	$41	$165
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank Second Quarter Report 2026	17

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
T8 Group Financial Performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Reported Results
Net interest income	$5,521	$5,582	$5,270	$11,103	$10,443
Non-interest income	4,316	4,064	3,810	8,380	8,009
Total revenue	9,837	9,646	9,080	19,483	18,452
Provision for credit losses	1,217	1,176	1,398	2,393	2,560
Non-interest expenses	5,189	5,299	5,110	10,488	11,601
Income before taxes	3,431	3,171	2,572	6,602	4,291
Income tax expense	799	872	540	1,671	1,266
Net income	$2,632	$2,299	$2,032	$4,931	$3,025
Net income attributable to non-controlling interests in subsidiaries	$37	$12	$56	$49	$(98)
Net income attributable to equity holders of the Bank	$2,595	$2,287	$1,976	$4,882	$3,123
Other financial data and measures
Return on equity (1)	13.1%	11.1%	10.1%	12.1%	7.8%
Net interest margin (2)	2.49%	2.45%	2.31%	2.47%	2.27%
Effective tax rate (1)	23.3%	27.5%	21.0%	25.3%	29.5%
Provision for credit losses – performing (Stage 1 and 2)	$88	$73	$346	$161	$444
Provision for credit losses – impaired (Stage 3)	$1,129	$1,103	$1,052	$2,232	$2,116
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (1)	0.66%	0.61%	0.75%	0.63%	0.68%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (1)	0.61%	0.58%	0.57%	0.59%	0.56%
Net write-offs as a percentage of average net loans and acceptances (annualized) (1)	0.52%	0.49%	0.50%	0.51%	0.50%
(1)	Refer to Glossary on page 57 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.
T8A Adjusted Group Financial Performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Adjusted Results (1)
Net interest income	$5,521	$5,582	$5,270	$11,103	$10,443
Non-interest income	4,324	4,495	3,828	8,819	8,027
Total revenue	9,845	10,077	9,098	19,922	18,470
Provision for credit losses	1,217	1,176	1,398	2,393	2,560
Non-interest expenses	5,171	5,273	5,067	10,444	10,178
Income before taxes	3,457	3,628	2,633	7,085	5,732
Income tax expense	805	933	561	1,738	1,298
Net income	$2,652	$2,695	$2,072	$5,347	$4,434
Net income attributable to non-controlling interests in subsidiaries	$37	$22	$40	$59	$77
Net income attributable to equity holders of the Bank	$2,615	$2,673	$2,032	$5,288	$4,357
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.

18	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

T8B Impact of Divested Operations
On December 1, 2025, the Bank completed the previously announced sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. In addition, on February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (Peru), which was announced in fiscal 2024. The table below reflects the earnings impact of these operations in the current and prior fiscal periods. For further details on divestitures, refer to Note 19 of the condensed interim consolidated financial statements.

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Net interest income	$–	$85	$259	$85	$550
Non-interest income	–	45	132	45	276
Total Revenue	–	130	391	130	826
Provision for credit losses	–	39	118	39	261
Non-interest expenses	–	88	246	88	520
Income before taxes	–	3	27	3	45
Income tax expenses	–	2	12	2	15
Net Income	$–	$1	$15	$1	$30
Net income attributable to non-controlling interest in subsidiaries	$–	$1	$1	$1	$(4)
Net income attributable to equity holders of the Bank	$–	$–	$14	$–	$34

	For the three months ended		For the six months ended
(Unaudited) ($ millions)	April 30, 2026 vs. January 31, 2026	April 30, 2026 vs. April 30, 2025	April 30, 2026 vs. April 30, 2025
Net interest income	$(85)	$(259)	$(465)
Non-interest income	(45)	(132)	(231)
Total revenue	(130)	(391)	(696)
Provision for credit losses	39	118	222
Non-interest expenses	88	246	432
Income before taxes	(3)	(27)	(42)
Income tax expenses	2	12	13
Net income	$(1)	$(15)	$(29)
Net income attributable to non-controlling interest in subsidiaries	$1	$1	$(5)
Net income attributable to equity holders of the Bank	$–	$(14)	$(34)
Impact on diluted EPS (in dollars)	$–	$(0.01)	$(0.03)
Net income
Q2 2026 vs Q2 2025
Net income was $2,632 million compared to $2,032 million, an increase of $600 million or 30%. The increase was driven primarily by higher revenues and lower provision for credit losses, partly offset by higher non-interest
expenses and income taxes.
Q2 2026 vs Q1 2026
Net income was $2,632 million compared to $2,299 million, an increase of $333 million or 14%. Included in prior quarter non-interest income is a loss of $423 million recognized upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. The increase was driven primarily by higher non-interest
income, and lower
non-interest
expenses and income taxes.
Adjusted net income was $2,652 million compared to $2,695 million, a decrease of $43 million or 2%. The decrease was driven primarily by lower revenues, partly offset by lower non-interest
expenses and lower income taxes. The decrease was also due to the impact of three fewer days in the quarter.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Net income was $4,931 million compared to $3,025 million, an increase of $1,906 million or 63%. Included in current year non-interest income is a loss of $423 million recognized upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Included in prior year non-interest expenses is an impairment loss of $1,388 million related to the announced sale of these operations. The increase was driven primarily by higher revenues, and lower provision for credit losses and lower non-interest
expenses. This was partly offset by higher income taxes.
Adjusted net income was $5,347 million compared to $4,434 million, an increase of $913 million or 21%. The increase was driven primarily by higher revenues and lower provision for credit losses. This was partly offset by higher non-interest
expenses and income taxes.
Total revenue
Q2 2026 vs Q2 2025
Revenues were $9,837 million compared to $9,080 million, an increase of $757 million or 8%.
Net interest income was $5,521 million compared to $5,270 million, an increase of $251 million or 5%. The impact of divested operations was a decrease of $259 million or 5%. The remaining increase of 10% was driven primarily by a higher net interest margin and the positive impact of foreign currency translation.
The net interest margin was 2.49%, an increase of 18 basis points. The impact of divested operations was a decrease of six basis points. The remaining increase of 24 basis points was due primarily to higher margins across all business segments and lower funding costs.
Non-interest
income was $4,316 million compared to $3,810 million, an increase of $506 million or 13%. Adjusted non-interest
income was $4,324 million compared to $3,828 million, an increase of $496 million or 13%. The impact of divested operations was a decrease of $132 million or 3%. The remaining increase of 16% was due primarily to higher wealth management revenues, investment gains, income from associated corporations and non-trading
foreign exchange fees.

Scotiabank Second Quarter Report 2026	19

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2026 vs Q1 2026
Revenues were $9,837 million compared to $9,646 million, an increase of $191 million or 2%.
Net interest income was $5,521 million compared to $5,582 million, a decrease of $61 million or 1%, of which the impact of divested operations was a decrease of $85 million or 2%. The remaining increase of 1% was due to higher net interest margin, higher net interest from capital markets activities, as well as loan growth, partly offset by the impact of three fewer days in the quarter.
The net interest margin was 2.49%, an increase of four basis points. The impact of divested operations was a decrease of two basis points. The remaining increase of six basis points was driven by higher margins in International Banking and Canadian Banking, as well as lower funding costs, partly offset by lower margins in Global Banking and Markets.
Non-interest
income was $4,316 million compared to $4,064 million, an increase of $252 million or 6%. Included in last quarter’s non-interest
income was a loss of $423 million upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted non-interest
income was $4,324 million compared to $4,495 million, a decrease of $171 million or 4%, of which the impact of divested operations was a decrease of $45 million or 1%. The remaining decrease of 3% was due primarily to lower trading revenues and banking revenues, partly offset by higher investment gains.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Revenues were $19,483 million compared to $18,452 million, an increase of $1,031 million or 6%.
Net interest income was $11,103 million compared to $10,443 million, an increase of $660 million or 6%. The impact of divested operations was a decrease of $465 million or 4%. The remaining increase of 10% was due primarily to higher net interest margin and the positive impact of foreign currency translation.
The net interest margin was 2.47%, an increase of 20 basis points. The impact of divested operations was a decrease of five basis points. The remaining increase of 25 basis points was due primarily to higher margins across all business segments and lower funding costs.
Non-interest
income was $8,380 million compared to $8,009 million, an increase of $371 million or 5%. Adjusted non-interest
income was $8,819 million compared to $8,027 million, an increase of $792 million or 10%. The impact of divested operations was a decrease of $231 million or 3%. The remaining increase of 13% was due primarily to higher wealth management revenues, investment gains, income from associated corporations and trading revenues.
Provision for credit losses
Q2 2026 vs Q2 2025
The provision for credit losses was $1,217 million compared to $1,398 million, a decrease of $181 million. The provision for credit losses ratio decreased by nine basis point to 66 basis points.
The provision for credit losses on performing loans was $88 million compared to $346 million, a decrease of $258 million. The provision this quarter was due primarily to the impact of the unfavourable macroeconomic outlook impacting the Canadian Banking portfolios, as well as credit migration in the International commercial portfolio. Last year, the Bank substantially increased its provision for credit losses on performing loans to reflect the uncertainty related to U.S. tariffs due to the deterioration in macroeconomic indicators, mainly impacting the Canadian retail and commercial portfolios.
The provision for credit losses on impaired loans was $1,129 million compared to $1,052 million, an increase of $77 million. The provision for credit losses ratio on impaired loans was 61 basis points, an increase of four basis points. The increase was due primarily to higher formations in Canadian Banking and in the International corporate portfolios, mainly related to one account.
Q2 2026 vs Q1 2026
The provision for credit losses was $1,217 million compared to $1,176 million, an increase of $41 million. The provision for credit losses ratio increased by five basis points to 66 basis points.
The provision for credit losses on performing loans was $88 million compared to $73 million, an increase of $15 million. The provision this quarter was due primarily to the unfavourable macroeconomic outlook impacting the Canadian Banking portfolios, as well as credit migration in the International commercial portfolio.
The provision for credit losses on impaired loans was $1,129 million compared to $1,103 million, an increase of $26 million. The provision for credit losses ratio on impaired loans was 61 basis points, an increase of three basis points. The increase was due primarily to higher formations in the International corporate portfolio.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
The provision for credit losses was $2,393 million compared to $2,560 million. The provision for credit losses ratio decreased by five basis points to 63 basis points.
Provision for credit losses on performing loans was $161 million, compared to $444 million. The provision this period was driven by credit migration in the Canadian and International portfolios, as well as retail portfolio growth mainly in Chile and Mexico. This was partly offset by a more favourable macroeconomic outlook impacting the International commercial portfolio. The prior period reflected the impact of the uncertainty related to U.S. tariffs, mainly impacting Canadian Banking.
The provision for credit losses on impaired loans was $2,232 million compared to $2,116 million, an increase of $116 million. The provision for credit losses ratio on impaired loans was 59 basis points, an increase of three basis points. The increase in provision this year was due to higher formations in Canadian Banking and corporate portfolios.
Non-interest expenses
Q2 2026 vs Q2 2025
Non-interest
expenses were $5,189 million compared to $5,110 million, an increase of $79 million or 2%. Adjusted non-interest
expenses were $5,171 million compared to $5,067 million, an increase of $104 million or 2%. The impact of divested operations was a decrease of $246 million or 5%. The remaining increase of 7% was due primarily to higher performance-based compensation and personnel costs, higher technology and advertising and business development costs to support strategic growth initiatives, and the negative impact of foreign currency translation. This was partly offset by lower professional fees.
The productivity ratio was 52.8% compared to 56.3%. The adjusted productivity ratio was 52.5% compared to 55.7%.

20	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2026 vs Q1 2026
Non-interest
expenses were $5,189 million compared to $5,299 million, a decrease of $110 million or 2%. Adjusted non-interest
expenses were $5,171 million compared to $5,273 million, a decrease of $102 million or 2%, of which the impact of divested operations was a decrease of $88 million or 2%. The remaining decrease was due primarily to seasonally lower share-based compensation and the impact of three fewer days in the quarter, partly offset by higher technology expenses to support strategic growth initiatives.
The productivity ratio was 52.8% compared to 54.9%. The adjusted productivity ratio was 52.5% compared to 52.3%.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Non-interest
expenses were $10,488 million compared to $11,601 million, a decrease of $1,113 million or 10%. Adjusted non-interest
expenses were $10,444 million compared to $10,178 million, an increase of $266 million or 3%. The impact of divested operations was a decrease of $432 million or 4%. The remaining increase of 7% was due primarily to higher performance and stock-based compensation and personnel costs, higher technology and advertising and business development costs to support strategic growth initiatives and the negative impact of foreign currency translation. This was partly offset by lower professional fees.
The productivity ratio was 53.8% compared to 62.9%. The adjusted productivity ratio was 52.4% compared to 55.1%. Operative leverage was positive 15.2% on a reported basis and positive 5.2% on an adjusted basis.
Taxes
Q2 2026 vs Q2 2025
The effective tax rate was 23.3% compared to 21.0%, due primarily to a favourable adjustment in the prior year and higher withholding taxes in the current year.
Q2 2026 vs Q1 2026
The effective tax rate was 23.3% compared to 27.5%, due primarily to the loss related to the sale of the banking operations in Colombia, Costa Rica and Panama in the previous quarter, higher inflationary adjustments in Mexico and Chile and higher income in lower tax jurisdictions. On an adjusted basis the effective tax rate was 23.3% compared to 25.7%, due primarily to higher inflationary adjustments in Mexico and Chile and higher income in lower tax jurisdictions.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
The effective tax rate was 25.3% compared to 29.5%, due primarily to the higher loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama in the prior year, partly offset by a favourable adjustment in the prior year, lower income in lower tax jurisdictions and higher withholding taxes. On an adjusted basis the effective rate was 24.5% compared to 22.7%, due primarily to a favourable adjustment in the prior year, lower income in lower tax jurisdictions, and higher withholding taxes.

Scotiabank Second Quarter Report 2026	21

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank’s other smaller operating segments and corporate adjustments are included in the Other segment.
Segment measurement methodologies
Constant Dollar Basis
International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates thereby eliminating the impact of foreign currency translation. The Bank believes that reporting in constant dollar is useful for readers in assessing ongoing business performance.
Taxable Equivalent Basis
Effective Q1 2026, the Bank no longer analyzes business segment revenues on a taxable equivalent basis (TEB). Under the TEB methodology, tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income was grossed up to an equivalent before tax basis. It also grossed up net income from associated corporations to normalize the effective tax rate in the business lines.Corresponding increases were made to the provision for income taxes; hence, there was no impact on the segment’s net income. The elimination of the TEB gross-up
was recorded in the Other segment, resulting in no impact on the consolidated results. The TEB gross-up
recorded in the business segments has significantly decreased in recent quarters as the Bank no longer claims the dividend received deduction on Canadian shares, following the enactment of Bill
C-59
in January 2024. The changes have been applied on a prospective basis, prior period results included a TEB gross-up
as follows:

T9 TEB gross-up
	For the three months ended
($ millions)	October 31 2025	July 31 2025	April 30 2025	January 31 2025	October 31 2024	July 31 2024	April 30 2024	January 31 2024
Net interest income	$–	$–	$–	$–	$–	$1	$–	$2
Non-interest income	9	8	9	8	10	13	8	48
Total revenue and provision for taxes	$9	$8	$9	$8	$10	$14	$8	$50
Other segment
The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for balance sheet, liquidity and interest rate risk management, which includes the Bank’s wholesale funding activities.
Funds transfer pricing
Funds transfer pricing (FTP) is the process by which the Bank prices intra-company borrowing or lending between the business segments and the Other segment. Through consideration of interest rate and liquidity risk characteristics of assets, liabilities and off-balance
sheet exposures, this process aims to manage these risks through Group Treasury and enable risk-adjusted management reporting of business segment results. Periodically, the methodology and assumptions used in the FTP process are adjusted to reflect customer behaviours, market dynamics and other factors, which may impact the financial results of the business segments.

22	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Canadian Banking
T10 Canadian Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Reported Results
Net interest income	$2,703	$2,734	$2,524	$5,437	$5,171
Non-interest income	780	780	711	1,560	1,476
Total revenue	3,483	3,514	3,235	6,997	6,647
Provision for credit losses	575	576	805	1,151	1,343
Non-interest expenses	1,620	1,615	1,581	3,235	3,192
Income before taxes	1,288	1,323	849	2,611	2,112
Income tax expense	353	363	236	716	586
Net income	$935	$960	$613	$1,895	$1,526
Net income attributable to non-controlling interests in subsidiaries	$–	$–	$–	$–	$–
Net income attributable to equity holders of the Bank	$935	$960	$613	$1,895	$1,526
Other financial data and measures
Return on equity (1)	17.8%	18.1%	12.0%	17.9%	14.5%
Net interest margin (2)	2.36%	2.32%	2.27%	2.34%	2.29%
Effective tax rate (1)	27.4%	27.4%	27.8%	27.4%	27.8%
Provision for credit losses – performing (Stage 1 and 2)	$59	$23	$317	$82	$368
Provision for credit losses – impaired (Stage 3)	$516	$553	$488	$1,069	$975
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (1)	0.50%	0.49%	0.72%	0.50%	0.60%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (1)	0.45%	0.47%	0.44%	0.46%	0.43%
Net write-offs as a percentage of average net loans and acceptances (annualized) (1)	0.44%	0.40%	0.38%	0.42%	0.38%
Average assets ($ billions)	$475	$472	$461	$473	$461
Average liabilities ($ billions)	$374	$378	$384	$376	$385
(1)	Refer to Glossary on page 57 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.
Net income
Q2 2026 vs Q2 2025
Net income attributable to equity holders was $935 million compared to $613 million, an increase of 53%. The increase was driven primarily by higher revenues and lower provision for credit losses on performing loans, partly offset by higher non-interest
expenses.
Q2 2026 vs Q1 2026
Net income attributable to equity holders was $935 million compared to $960 million, a decrease of 3%. The decrease was driven primarily by lower net interest income impacted by three fewer days in the quarter.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Net income attributable to equity holders was $1,895 million compared to $1,526 million, an increase of 24%. The increase was driven primarily by higher revenues and lower provision for credit losses on performing loans, partly offset by higher non-interest
expenses.
Average assets
Q2 2026 vs Q2 2025
Average assets were $475 billion compared to $461 billion. The growth included $12 billion or 4% in residential mortgages and $2 billion or 1% in commercial and small business loans.
Q2 2026 vs Q1 2026
Average assets were $475 billion compared to $472 billion. The growth included $2 billion or 1% in residential mortgages and $2 billion or 2% in commercial and small business loans.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Average assets were $473 billion compared to $461 billion. The growth included $13 billion or 5% in residential mortgages.
Average liabilities
Q2 2026 vs Q2 2025
Average liabilities were $374 billion compared to $384 billion. The decrease included a 10% reduction in personal and non-personal
term deposits as clients shifted toward higher yielding savings and mutual funds products, partly offset by an increase of 3% in personal day-to-day
and savings accounts.

Scotiabank Second Quarter Report 2026	23

MANAGEMENT’S DISCUSSION & ANALYSIS

Q2 2026 vs Q1 2026
Average liabilities were $374 billion compared to $378 billion. The decrease was driven primarily by a $3 billion or 2% reduction in non-personal
deposits, both term and demand accounts.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Average liabilities were $376 billion compared to $385 billion. The decrease included a 10% reduction in personal and non-personal
term deposits, partly offset by an increase of 4% in personal day-to-day
and savings accounts.
Total revenue
Q2 2026 vs Q2 2025
Revenues were $3,483 million compared to $3,235 million, an increase of 8%.
Net interest income was $2,703 million compared to $2,524 million, an increase of 7% or $179 million. The increase was due primarily to loan growth and higher net interest margin. The net interest margin increased nine basis points to 2.36%, driven by an increase in both loan and deposit margins with favourable changes in deposit mix.
Non-interest
income was $780 million compared to $711 million, an increase of 10% or $69 million. The increase was driven primarily by higher mutual fund distribution fees and credit card revenues.
Q2 2026 vs Q1 2026
Revenues were $3,483 million compared to $3,514 million, a decrease of 1%.
Net interest income was $2,703 million compared to $2,734 million, a decrease of 1% or $31 million. The decrease was due primarily to three fewer days in the quarter, partly offset by loan growth and higher net interest margin. The net interest margin increased four basis points to 2.36%, driven by an increase in both loan and deposit margins.
Non-interest
income was $780 million, in line with the prior period. Higher insurance income was offset by lower banking and mutual fund distribution fees.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Revenues were $6,997 million compared to $6,647 million, an increase of 5%.
Net interest income was $5,437 million compared to $5,171 million, an increase of 5% or $266 million. The increase was due primarily to loan growth and higher net interest margin. The net interest margin increased five basis points to 2.34%, driven by an increase in deposit margin, including favourable changes in deposit mix.
Non-interest
income was $1,560 million compared to $1,476 million, an increase of 6% or $84 million. The increase was driven primarily by higher mutual fund distribution fees and credit card revenues, partly offset by lower private equity gains.
Provision for credit losses
Q2 2026 vs Q2 2025
The provision for credit losses was $575 million compared to $805 million, a decrease of $230 million. The provision for credit losses ratio decreased 22 basis points to 50 basis points.
The provision for credit losses on performing loans was $59 million compared to $317 million, a decrease of $258 million. The provision this period was due primarily to the unfavourable macroeconomic outlook impacting the retail and commercial portfolios. The prior period reflected the estimated impact of macroeconomic uncertainty related to U.S. tariffs.
Provision for credit losses on impaired loans was $516 million compared to $488 million, an increase of $28 million. The provision for credit losses ratio on impaired loans was 45 basis points, an increase of one basis point. The increase was due primarily to higher formations in retail and commercial.
Q2 2026 vs Q1 2026
The provision for credit losses was $575 million compared to $576 million, a decrease of $1 million. The provision for credit losses ratio was 50 basis points.
The provision for credit losses on performing loans was $59 million compared to $23 million, an increase of $36 million. The provision this period was due primarily to the unfavourable macroeconomic outlook impacting the retail and commercial portfolios.
Provision for credit losses on impaired loans was $516 million compared to $553 million, a decrease of $37 million. The provision for credit losses ratio on impaired loans was 45 basis points, a decrease of two basis points. The decrease was driven primarily by lower retail provisions benefitting from collections actions, and lower commercial provisions.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
The provision for credit losses was $1,151 million, compared to $1,343 million, a decrease of $192 million. The provision for credit losses ratio was 50 basis points, a decrease of 10 basis points.
Provision for credit losses on performing loans was $82 million, compared to $368 million, a decrease of $286 million. The provision this period was driven by credit migration in the retail and commercial portfolios, as well as the unfavourable macroeconomic outlook impacting the commercial portfolio. The prior period reflected the estimated impact of macroeconomic uncertainty related to U.S. tariffs.
Provision for credit losses on impaired loans was $1,069 million compared to $975 million, an increase of $94 million, due primarily to higher provisions in the retail and commercial portfolios. The provision for credit losses ratio on impaired loans was 46 basis points, an increase of three basis points.

24	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest expenses
Q2 2026 vs Q2 2025
Non-interest
expenses were $1,620 million compared to $1,581 million, an increase of $39 million or 3%. Higher technology costs were partly offset by lower professional fees and lower personnel costs from the benefit of efficiency initiatives. The productivity ratio was 46.5% compared to 48.8%.
Q2 2026 vs Q1 2026
Non-interest
expenses were $1,620 million compared to $1,615 million, in line with the prior period. Higher technology costs were offset by the benefit of three fewer days in the quarter. The productivity ratio was 46.5% compared to 46.0%.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Non-interest
expenses were $3,235 million compared to $3,192 million, an increase of $43 million or 1%. Higher marketing and technology costs were partly offset by lower personnel costs from the benefit of efficiency initiatives. The productivity ratio was 46.2% compared to 48.0%.
Taxes
The effective tax rate was 27.4%, compared to 27.8% in the prior year and unchanged from the prior quarter. On a year-to-date
basis, the effective tax rate was 27.4%, compared to 27.8%.

International Banking
T11 International Banking financial performance
	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Reported Results
Net interest income	$2,094	$2,146	$2,179	$4,240	$4,348
Non-interest income (1)	765	815	780 (2)	1,580	1,641 (2)
Total revenue	2,859	2,961	2,959	5,820	5,989
Provision for credit losses	599	536	550	1,135	1,152
Non-interest expenses	1,370	1,460	1,523 (2)	2,830	3,076 (2)
Income before taxes	890	965	886	1,855	1,761
Income tax expense	154	228	172	382	361
Net income	$736	$737	$714	$1,473	$1,400
Net income attributable to non-controlling interests in subsidiaries	$35	$20	$38	$55	$73
Net income attributable to equity holders of the Bank	$701	$717	$676	$1,418	$1,327
Other financial data and measures
Return on equity (3)	16.0%	16.0%	15.3%	16.0%	14.8%
Net interest margin (4)	4.76%	4.54%	4.50%	4.65%	4.45%
Effective tax rate (3)	17.30%	23.60%	19.40%	20.60%	20.50%
Provision for credit losses – performing (Stage 1 and 2)	$21	$53	$27	$74	$54
Provision for credit losses – impaired (Stage 3)	$578	$483	$523	$1,061	$1,098
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	1.66%	1.37%	1.37%	1.51%	1.42%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	1.61%	1.23%	1.31%	1.41%	1.35%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	1.17%	1.16%	1.19%	1.16%	1.23%
Average assets ($ billions)	$211	$219	$229	$215	$229
Average liabilities ($ billions)	$170	$172	$177	$171	$176
(1)
Includes income from associated corporations for the three months ended April 30, 2026 – $65 (January 31, 2026 – $48; April 30, 2025 – $38) and for the six months ended April 30, 2026 – $113 (April 30, 2025 – $73).

(2)
Effective Q1 2026, the Bank no longer records the TEB
gross-up
on
tax-exempt
income. The prior periods results presented include a TEB
gross-up
for the three months ended April 30, 2025 – $9 and for the six months ended April 30, 2025 – $17. Refer to page 22 for further details.

(3)	Refer to Glossary on page 57 for the description of the measure.
(4)	Refer to Non-GAAP Measures starting on page 5.

Scotiabank Second Quarter Report 2026	25

MANAGEMENT’S DISCUSSION & ANALYSIS

T11A Impact of Divested Operations
On December 1, 2025, the Bank completed the previously announced sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. In addition, on February 28, 2025, the Bank completed the sale of CrediScotia Financiera S.A. (Peru), which was announced in fiscal 2024. The table below reflects the earnings impact of these operations in the current and prior fiscal periods. For further details on divestitures, refer to Note 19 of the condensed interim consolidated financial statements.

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Net interest income	$–	$84	$255	$84	$542
Non-interest income	–	43	126	43	265
Total revenue	–	127	381	127	807
Provision for credit losses	–	39	118	39	261
Non-interest expenses	–	85	238	85	504
Income before taxes	–	3	25	3	42
Income tax expense	–	2	11	2	13
Net income	$–	$1	$14	$1	$29
Net income attributable to non-controlling interests in subsidiaries	$–	$1	$1	$1	$(4)
Net income attributable to equity holders of the Bank	$–	$–	$13	$–	$33
Net income
Q2 2026 vs Q2 2025
Net income attributable to equity holders was $701 million compared to $676 million, an increase of $25 million or 4%. The increase was driven primarily by lower non-interest
expenses, lower income taxes and the positive impact of foreign currency translation. This was partly offset by lower net interest income, lower non-interest
income and higher provision for credit losses.
Q2 2026 vs Q1 2026
Net income attributable to equity holders was $701 million compared to $717 million, a decrease of $16 million or 2%. The decrease was driven primarily by higher provision for credit losses, lower net interest income and lower non-interest
income. This was partly offset by lower
non-interest
expenses and lower income taxes.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Net income attributable to equity holders was $1,418 million compared to $1,327 million, an increase of $91 million or 7%. The increase was driven primarily by lower non-interest
expenses, lower provision for credit losses and the positive impact of foreign currency translation. This was partly offset by lower net interest income and lower non-interest
income.
Financial Performance on a Constant Dollar Basis
The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures starting on page 5). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.
T12 International Banking financial performance on a constant dollar basis

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Constant dollars (1)
Net interest income	$2,094	$2,153	$2,262	$4,240	$4,541
Non-interest income (2)	765	815	807	1,580	1,717
Total revenue	2,859	2,968	3,069	5,820	6,258
Provision for credit losses	599	539	579	1,135	1,226
Non-interest expenses	1,370	1,464	1,584	2,830	3,216
Income before taxes	890	965	906	1,855	1,816
Income tax expense	154	227	177	382	373
Net income	$736	$738	$729	$1,473	$1,443
Net income attributable to non-controlling interests in subsidiaries	$35	$20	$38	$55	$70
Net income attributable to equity holders of the Bank	$701	$718	$691	$1,418	$1,373
Other financial data and measures
Average assets ($ billions)	$211	$219	$235	$215	$236
Average liabilities ($ billions)	$170	$172	$184	$171	$183
(1)	Refer to Constant Dollar reconciliation on page 11.
(2)
Includes income from associated corporations for the three months ended April 30, 2026 – $65 (January 31, 2026 – $48; April 30, 2025 – $37) and for the six months ended April 30, 2026 – $113 (April 30, 2025 – $72).

26	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q2 2026 vs Q2 2025
Net income attributable to equity holders was $701 million compared to $691 million, an increase of $10 million or 1%. The increase was driven primarily by lower non-interest
expenses and lower income taxes. This was partly offset by lower net interest income, lower non-interest
income and higher provision for credit losses.
Q2 2026 vs Q1 2026
Net income attributable to equity holders was $701 million compared to $718 million, a decrease of $17 million or 2%. The decrease was driven primarily by lower net-interest
income, lower
non-interest
income and higher provision for credit losses. This was partly offset by lower non-interest
expenses and lower income taxes.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Net income attributable to equity holders was $1,418 million compared to $1,373 million, an increase of $45 million or 3%. The increase was driven primarily by lower non-interest
expenses and lower provision for credit losses, partly offset by lower net interest income and lower non-interest
income.
Average assets
Q2 2026 vs Q2 2025
Average assets were $211 billion compared to $235 billion. Total loans decreased $21 billion or 12%, driven mainly by the impact of divested operations, as well as a decrease in corporate loans, primarily in Brazil and Mexico. This was partly offset by higher retail loans primarily in Mexico and Chile, as well as an increase in investments in associated corporations.
Q2 2026 vs Q1 2026
Average assets were $211 billion compared to $219 billion. Total loans decreased $9 billion or 5%, driven primarily by the impact of divested operations, as well as a decrease in corporate loans in Brazil, Mexico and Chile.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Average assets were $215 billion compared to $236 billion. Total loans decreased $18 billion or 10%, due mainly to the impact of divested operations, as well as a decrease in corporate loans in Brazil, Mexico and Chile. This was partly offset by higher retail loans primarily in Mexico and Chile, as well as an increase in investments in associated corporations.
Average liabilities
Q2 2026 vs Q2 2025
Average liabilities were $170 billion compared to $184 billion. Total deposits decreased by $10 billion or 7%, due mainly to the impact of divested operations. Other liabilities decreased by $4 billion. This was partly offset by an increase in personal and non-personal
deposits in Peru and Caribbean.
Q2 2026 vs Q1 2026
Average liabilities were $170 billion compared to $172 billion. Total deposits decreased by $1 billion or 1%, due mainly to the impact of divested operations. This was partly offset by an increase in non-personal
deposits in Peru, Chile and Caribbean.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Average liabilities were $171 billion compared to $183 billion. Total deposits decreased by $8 billion or 6%, due mainly to the impact of divested operations. Other liabilities decreased by $4 billion. This was partly offset by an increase in non-personal
deposits in Peru and Caribbean.
Total revenue
Q2 2026 vs Q2 2025
Revenues were $2,859 million compared to $3,069 million, a decrease of $210 million or 7%.
Net interest income was $2,094 million compared to $2,262 million, a decrease of $168 million or 7%, driven mainly by the impact of divested operations. This was partly offset by growth across geographies. Net interest margin increased by 26 basis points to 4.76%, driven mainly by lower funding costs due to declines in central bank rates.
Non-interest
income was $765 million compared to $807 million, a decrease of $42 million or 5%, driven mainly by the impact of divested operations. This was partly offset by higher income from investments in associated corporations and higher insurance income across geographies.
Q2 2026 vs Q1 2026
Revenues were $2,859 million compared to $2,968 million, a decrease of $109 million or 4%.
Net interest income was $2,094 million compared to $2,153 million, a decrease of $59 million or 3%, driven by impact of divested operations and three fewer days in the quarter. This was partly offset by growth in Chile. Net interest margin increased by 22 basis points to 4.76%, driven mainly by lower funding costs.
Non-interest
income was $765 million compared to $815 million, a decrease of $50 million or 6%, driven mainly by the impact of divested operations and lower capital markets revenues in Brazil and Peru. This was partly offset by higher income from investments in associated corporations.

Scotiabank Second Quarter Report 2026	27

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Revenues were $5,820 million compared to $6,258 million, a decrease of $438 million or 7%.
Net interest income was $4,240 million compared to $4,541 million, a decrease of $301 million or 7%, driven mainly by the impact of divested operations. Net interest margin increased by 20 basis points to 4.65%, driven mainly by lower funding costs.
Non-interest
income was $1,580 million compared to $1,717 million, a decrease of $137 million or 8%, driven mainly by the impact of divested operations and lower capital markets revenues in Brazil. This was partly offset by higher income from investments in associated corporations.
Provision for credit losses
Q2 2026 vs Q2 2025
The provision for credit losses was $599 million compared to $579 million, an increase of $20 million or 3%. The provision for credit losses ratio increased 29 basis points to 166 basis points.
Provision for credit losses on performing loans was $21 million compared to $26 million, a decrease of $5 million. The provision this period was driven by credit migration in the commercial portfolio, as well as the impact of the unfavourable macroeconomic outlook on the retail portfolio.
Provision for credit losses on impaired loans was $578 million, compared to $553 million, an increase of $25 million. The provision for credit losses ratio on impaired loans was 161 basis points, an increase of 30 basis points. The increase was mainly driven by formations in International corporate, due primarily to one account, partly offset by the impact of divested operations.
Q2 2026 vs Q1 2026
The provision for credit losses was $599 million compared to $539 million, an increase of $60 million or 11%. The provision for credit losses ratio was 166 basis points, an increase of 29 basis points.
Provision for credit losses on performing loans was $21 million compared to $54 million, a decrease of $33 million. The provision this period was driven by credit migration in the commercial portfolio, as well as the impact of the unfavourable macroeconomic outlook on the retail portfolio.
Provision for credit losses on impaired loans was $578 million compared to $485 million, an increase of $93 million. The provision for credit losses ratio on impaired loans increased 38 basis points to 161 basis points. The increase was mainly driven by formations in International corporate, due primarily to one account, while retail remains in line with the prior quarter.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
The provision for credit losses was $1,135 million compared to $1,226 million, a decrease of $91 million or 7%. The provision for credit losses ratio was 151 basis points, an increase of nine basis points.
Provision for credit losses on performing loans was $74 million compared to $56 million, an increase of $18 million. The provision this period was driven by credit migration in the commercial portfolio, as well as retail portfolio growth in Chile and Mexico. This was partly offset by the impact of more favourable macroeconomic outlook in the commercial portfolio.
Provision for credit losses on impaired loans was $1,061 million compared to $1,170 million, a decrease of $109 million. The decrease was due mainly to divested operations, partly offset by formations, due mainly to one account. The provision for credit losses ratio on impaired loans was 141 basis points, an increase of six basis points.
Non-interest expenses
Q2 2026 vs Q2 2025
Non-interest
expenses were $1,370 million compared to $1,584 million, a decrease of $214 million or 14%. The decrease was driven by the impact of divested operations. This was partly offset by higher personnel costs, mainly in Mexico and Chile. The productivity ratio was 47.9% compared to 51.4%.
Q2 2026 vs Q1 2026
Non-interest
expenses were $1,370 million compared to $1,464 million, a decrease of $94 million or 6%. The decrease was driven by the impact of divested operations and lower business taxes, mainly in the Caribbean. This was partly offset by higher technology costs in Mexico and Peru. The productivity ratio was 47.9% compared to 49.3%.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Non-interest
expenses were $2,830 million compared to $3,216 million, a decrease of $386 million or 12%. The decrease was driven by the impact of divested operations. This was partly offset by higher personnel costs in Mexico and Chile. The productivity ratio was 48.6% compared to 51.4%.
Taxes
Q2 2026 vs Q2 2025
The effective tax rate was 17.3% compared to 19.4%. The decrease was due primarily to changes in earnings mix across jurisdictions, including higher income from investments in associated corporations.
Q2 2026 vs Q1 2026
The effective tax rate was 17.3% compared to 23.6%. The decrease was due primarily to higher inflationary adjustments in Mexico and Chile and changes in earnings mix across jurisdictions.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
The effective tax rate was 20.6% compared to 20.5%.

28	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Wealth Management

T13 Global Wealth Management financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Reported Results
Net interest income	$306	$304	$246	$610	$478
Non-interest income	1,454	1,497	1,295	2,951	2,642
Total revenue	1,760	1,801	1,541	3,561	3,120
Provision for credit losses	4	4	2	8	6
Non-interest expenses	1,116	1,146	997	2,262	2,019
Income before taxes	640	651	542	1,291	1,095
Income tax expense	164	167	141	331	285
Net income	$476	$484	$401	$960	$810
Net income attributable to non-controlling interests in subsidiaries	$2	$3	$2	$5	$4
Net income attributable to equity holders of the Bank	$474	$481	$399	$955	$806
Other financial data and measures
Return on equity (1)	17.9%	17.7%	15.8%	17.8%	15.8%
Effective tax rate (1)	25.7%	25.6%	26.0%	25.6%	26.0%
Assets under administration ($ billions) (1)	$820	$801	$710	$820	$710
Assets under management ($ billions) (1)	$450	$436	$380	$450	$380
Average assets ($ billions)	$41	$40	$38	$41	$38
Average liabilities ($ billions)	$55	$55	$47	$55	$45
(1)	Refer to Glossary on page 57 for the description of the measure.
Net income
Q2 2026 vs Q2 2025
Net income attributable to equity holders was $474 million compared to $399 million, an increase of 19%. The increase was driven primarily by higher mutual fund fees, brokerage revenues and net interest income across the Canadian wealth business. This was partly offset by higher volume-related non-interest
expenses.
Q2 2026 vs Q1 2026
Net income attributable to equity holders was $474 million compared to $481 million, a decrease of 2%. The decrease was driven primarily by lower mutual fund fees and brokerage revenues due to the impact of three fewer days in the quarter, partly offset by lower non-interest
expenses.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Net income attributable to equity holders was $955 million compared to $806 million, an increase of 18%. The increase was driven primarily by higher mutual fund fees, brokerage revenues, and net interest income reflecting strong volume growth in deposits and loans as well as improved margins, partly offset by higher volume-related non-interest
expenses.
Assets under management (AUM) and assets under administration (AUA)
Q2 2026 vs Q2 2025
Assets under management were $450 billion compared to $380 billion, an increase of 18%, driven primarily by market appreciation and higher net sales with strong contribution from retail distribution.
Assets under administration were $820 billion compared to $710 billion, an increase of 15%, driven primarily by market appreciation and higher net sales.
Q2 2026 vs Q1 2026
Assets under management were $450 billion compared to $436 billion, an increase of 3%, driven primarily by market appreciation and higher net sales.
Assets under administration were $820 billion compared to $801 billion, an increase of 2%, driven primarily by market appreciation and higher net sales.
Total revenue
Q2 2026 vs Q2 2025
Revenues were $1,760 million compared to $1,541 million, an increase of 14%.
Net interest income was $306 million compared to $246 million, an increase of 24% or $60 million, reflecting strong volume growth in deposits and loans as well as improved margins primarily in Private Banking.

Scotiabank Second Quarter Report 2026	29

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-interest
income was $1,454 million compared to $1,295 million, an increase of 12% or $159 million. The increase was driven primarily by higher mutual fund fees and brokerage revenues across the Canadian wealth business.
Q2 2026 vs Q1 2026
Revenues were $1,760 million compared to $1,801 million, a decrease of 2%.
Net interest income was $306 million compared to $304 million, an increase of 1% or $2 million, reflecting volume growth in loans and deposits.
Non-interest
income was $1,454 million compared to $1,497 million, a decrease of 3% or $43 million. The decrease was driven primarily by lower mutual fund fees and brokerage revenues due to the impact of three fewer days in the quarter.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Revenues were $3,561 million compared to $3,120 million, an increase of 14%.
Net interest income was $610 million compared to $478 million, an increase of 28% or $132 million, reflecting strong volume growth in deposits and loans, as well as improved margins.
Non-interest
income was $2,951 million compared to $2,642 million, an increase of 12% or $309 million. The increase was driven primarily by higher mutual fund fees and brokerage fee revenues.
Provision for credit losses
The provision for credit losses was $4 million, an increase of $2 million from the prior year and unchanged from the prior quarter. On a year-to-date
basis, the provision for credit losses was $8 million, an increase of $2 million.
Non-interest expenses
Q2 2026 vs Q2 2025
Non-interest
expenses were $1,116 million compared to $997 million, an increase of 12%. The increase was driven primarily by higher volume-related expenses, technology costs, and sales force expansion to support business growth. The productivity ratio was 63.4% compared to 64.7%.
Q2 2026 vs Q1 2026
Non-interest
expenses were $1,116 million compared to $1,146 million, a decrease of 3%. The decrease was driven primarily by lower volume-related expenses due to the impact of three fewer days in the quarter. The productivity ratio was 63.4% compared to 63.6%.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Non-interest
expenses were $2,262 million compared to $2,019 million, an increase of 12%. The increase was driven primarily by higher volume-related expenses, technology costs and sales force expansion to support business growth. The productivity ratio was 63.5% compared to 64.7%.
Taxes
The effective tax rate was 25.7%, compared to 26.0% in the prior year and 25.6% in the prior quarter. On a year-to-date
basis, the effective tax rate was 25.6%, compared to 26.0%.

30	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets
T14 Global Banking and Markets financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Reported Results
Net interest income	$389	$398	$368	$787	$687
Non-interest income	1,203	1,370	1,090	2,573	2,365
Total revenue	1,592	1,768	1,458	3,360	3,052
Provision for credit losses	38	60	40	98	58
Non-interest expenses	965	1,012	878	1,977	1,769
Income before taxes	589	696	540	1,285	1,225
Income tax expense	132	152	128	284	296
Net income	$457	$544	$412	$1,001	$929
Net income attributable to non-controlling interest in subsidiaries	$–	$(1)	$(1)	$(1)	$(1)
Net income attributable to equity holders of the Bank	$457	$545	$413	$1,002	$930
Other financial data and measures
Return on equity (1)	12.4%	14.3%	11.3%	13.3%	12.4%
Net interest margin (2)	2.03%	2.14%	1.76%	2.08%	1.70%
Effective tax rate (1)	22.5%	21.8%	23.6%	22.1%	24.1%
Provision for credit losses – performing (Stage 1 and 2)	$5	$(4)	$(1)	$1	$17
Provision for credit losses – impaired (Stage 3)	$33	$64	$41	$97	$41
Provision for credit losses as a percentage of average net loans (annualized) (1)	0.14%	0.22%	0.14%	0.18%	0.10%
Provision for credit losses on impaired loans as a percentage of average net loans (annualized) (1)	0.12%	0.24%	0.15%	0.18%	0.07%
Net write-offs as a percentage of average net loans (annualized) (1)	0.13%	0.10%	0.13%	0.12%	0.06%
Average assets ($ billions)	$568	$546	$502	$557	$506
Average liabilities ($ billions)	$556	$551	$516	$553	$513
(1)	Refer to Glossary on page 57 for the description of the measure.
(2)	Refer to Non-GAAP Measures starting on page 5.
Net income
Q2 2026 vs Q2 2025
Net income attributable to equity holders was $457 million compared to $413 million, an increase of $44 million or 11%. The increase was driven primarily by higher non-interest
income and higher net interest income. This was partly offset by higher non-interest
expenses and the negative impact of foreign currency translation.
Q2 2026 vs Q1 2026
Net income attributable to equity holders was $457 million compared to $545 million, a decrease of $88 million or 16%. The decrease was driven primarily by lower non-interest income and lower net interest income, partly offset by lower non-interest
expenses and lower provision for credit losses.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Net income attributable to equity holders was $1,002 million compared to $930 million, an increase of $72 million or 8%. The increase was driven primarily by higher non-interest income, higher net interest income and lower income tax expense. This was partly offset by higher non-interest
expenses, higher provision for credit losses, and the negative impact of foreign currency translation.
Average assets
Q2 2026 vs Q2 2025
Average assets were $568 billion compared to $502 billion, an increase of $66 billion or 13%. The increase was driven primarily by higher securities purchased under resale agreements and higher trading securities. This was partly offset by the impact of foreign currency translation and lower loans of $4 billion or 4%.
Q2 2026 vs Q1 2026
Average assets were $568 billion compared to $546 billion, an increase of $22 billion or 4%. The increase was driven primarily by higher securities purchased under resale agreements. Loans increased by $1 billion or 1%.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Average assets were $557 billion compared to $506 billion, an increase of $51 billion or 10%. The increase was driven primarily by higher securities purchased under resale agreements and higher trading securities. This was partly offset by the impact of foreign currency translation and lower loans of $8 billion or 8%.

Scotiabank Second Quarter Report 2026	31

MANAGEMENT’S DISCUSSION & ANALYSIS

Average liabilities
Q2 2026 vs Q2 2025
Average liabilities were $556 billion compared to $516 billion, an increase of $40 billion or 8%. The increase was driven primarily by higher securities sold under repurchase agreements and higher financial instruments designated at fair value through profit or loss. This was partly offset by the impact of foreign currency translation and lower deposit volumes of $2 billion or 1%.
Q2 2026 vs Q1 2026
Average liabilities were $556 billion compared to $551 billion, an increase of $5 billion or 1%. The increase was driven primarily by higher securities sold under repurchase agreements and higher derivative-related liabilities, partly offset by lower deposit volumes of $6 billion or 3%.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Average liabilities were $553 billion compared to $513 billion, an increase of $40 billion or 8%. The increase was driven primarily by higher securities sold under repurchase agreements, higher financial instruments designated at fair value through profit and loss, higher derivative-related liabilities, and higher obligations related to securities sold short. This was partly offset by the impact of foreign currency translation. Deposit volumes were in line with the prior period.
Total revenue
Q2 2026 vs Q2 2025
Revenues were $1,592 million compared to $1,458 million, an increase of $134 million or 9%.
Net interest income was $389 million compared to $368 million, an increase of $21 million or 5%. The increase was driven primarily by higher net interest margin, partly offset by the negative impact of foreign currency translation. The net interest margin increased 27 basis points to 2.03%, driven mainly by higher deposit margins.
Non-interest
income was $1,203 million compared to $1,090 million, an increase of $113 million or 10%. The increase was driven primarily by higher trading-related revenue from equities, commodities and fixed income. This was partly offset by lower trading-related revenue from foreign exchange, lower underwriting and advisory fees, as well as the negative impact of foreign currency translation.
Q2 2026 vs Q1 2026
Revenues were $1,592 million compared to $1,768 million, a decrease of $176 million or 10%.
Net interest income was $389 million compared to $398 million, a decrease of $9 million or 2%. The decrease was driven primarily by lower net interest margin and the impact of three fewer days in the quarter, partly offset by higher net interest income from capital markets activities. The net interest margin decreased 11 basis points, driven mainly by lower corporate lending margin and deposit volume and margin.
Non-interest
income was $1,203 million compared to $1,370 million, a decrease of $167 million or 12%. The decrease was driven primarily by lower trading-related revenue from fixed income, equities and commodities, as well as lower underwriting and advisory fees.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Revenues were $3,360 million compared to $3,052 million, an increase of $308 million or 10%.
Net interest income was $787 million compared to $687 million, an increase of $100 million or 14%. The increase was driven primarily by higher net interest margin and higher net interest income from capital market activities, partly offset by the negative impact of foreign currency translation. The net interest margin increased 38 basis points to 2.08%, driven mainly by higher corporate lending and deposit margins.
Non-interest
income was $2,573 million compared to $2,365 million, an increase of $208 million or 9%. The increase was driven primarily by higher trading-related revenue from commodities, equities and fixed income. This was partly offset by lower trading-related revenue from foreign exchange, lower underwriting and advisory fees, as well as the negative impact of foreign currency translation.
Provision for credit losses
Q2 2026 vs Q2 2025
The provision for credit losses was $38 million compared to a provision of $40 million. The provision for credit losses ratio was 14 basis points, unchanged from prior period.
Provision for credit losses on performing loans was $5 million, compared to a net reversal of $1 million. The provision this period was driven by the unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $33 million this quarter, compared to a provision of $41 million in the prior period. The provision for credit losses ratio on impaired loans was 12 basis points, a decrease of three basis points. The provision for this quarter was mainly driven by one account.
Q2 2026 vs Q1 2026
The provision for credit losses was $38 million, compared to a provision of $60 million. The provision for credit losses ratio was 14 basis points, a decrease of eight basis points.
Provision for credit losses on performing loans was $5 million, compared to a net reversal of $4 million. The provision this period was driven by the unfavourable macroeconomic outlook.
Provision for credit losses on impaired loans was $33 million this quarter, a decrease of $31 million. The provision for credit losses ratio on impaired loans was 12 basis points, a decrease of 12 basis points. The provision for this quarter was mainly driven by an additional provision on one account.

32	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
The provision for credit losses was $98 million, an increase of $40 million. The provision for credit losses ratio was 18 basis points, an increase of eight basis points.
Provision for credit losses on performing loans was $1 million, compared to a provision of $17 million. The provision this period was due mainly to the unfavourable macroeconomic outlook, partly offset by migration of accounts to impaired.
Provision for credit losses on impaired loans was $97 million, compared to a provision of $41 million. The increase was due to three accounts in Canada and the U.S. The provision for credit losses ratio on impaired loans was 18 basis points, an increase of 11 basis points.
Non-interest expenses
Q2 2026 vs Q2 2025
Non-interest
expenses were $965 million compared to $878 million, an increase of $87 million or 10%. The increase was driven primarily by higher technology costs and higher personnel costs to support business growth, partly offset by the positive impact of foreign currency translation.
Q2 2026 vs Q1 2026
Non-interest
expenses were $965 million compared to $1,012 million, a decrease of $47 million or 5%. The decrease was due mainly to seasonally lower share-based compensation and the impact of three fewer days in the quarter, partly offset by higher technology costs to support business growth.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Non-interest
expenses were $1,977 million compared to $1,769 million, an increase of $208 million or 12%. The increase was driven primarily by higher personnel costs including performance and share-based compensation and higher technology costs to support business growth, partly offset by the positive impact of foreign currency translation.
Taxes
The effective tax rate for the quarter decreased to 22.5% from 23.6% in the prior year, and increased from 21.8% in the prior quarter, driven primarily by changes in earnings mix across jurisdictions. On a year-to-date
basis, the effective tax rate was 22.1% compared to 24.1%, due mainly to the change in earrings mix across jurisdictions.
Other
T15 Other financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Reported Results
Net interest income	$29	$–	$(47)	$29	$(241)
Non-interest income (1)(2)	114	(398)	(66)	(284)	(115)
Total revenue	143	(398)	(113)	(255)	(356)
Provision for credit losses	1	–	1	1	1
Non-interest expenses (2)	118	66	131	184	1,545
Income before taxes	24	(464)	(245)	(440)	(1,902)
Income tax expense/(benefit)	(4)	(38)	(137)	(42)	(262)
Net income (loss)	$28	$(426)	$(108)	$(398)	$(1,640)
Net income (loss) attributable to non-controlling interests in subsidiaries	$–	$(10)	$17	$(10)	$(174)
Net income (loss) attributable to equity holders	$28	$(416)	$(125)	$(388)	$(1,466)
Other measures
Average assets ($ billions)	$222	$221	$238	$221	$230
Average liabilities ($ billions)	$274	$253	$258	$264	$260
(1)
Includes income from associated corporations for the three months ended April 30, 2026 – $159 (January 31, 2026 – $150; April 30, 2025 – $123) and for the six months ended April 30, 2026 – $309 (April 30, 2025 – $177).

(2)
Includes elimination of fees paid to Canadian Banking by Canadian Wealth Management for administrative support and other services provided by Canadian Banking to the Global Wealth Management businesses. These are reported as revenues in Canadian Banking and operating expenses in Global Wealth Management.

Scotiabank Second Quarter Report 2026	33

MANAGEMENT’S DISCUSSION & ANALYSIS

T15A Adjusted Other financial performance

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Adjusted Results (1)
Net interest income	$29	$–	$(47)	$29	$(241)
Non-interest income (2)	122	33	(48)	155	(97)
Total revenue	151	33	(95)	184	(338)
Provision for credit losses	1	–	1	1	1
Non-interest expenses (3)	118	55	105	173	157
Income before taxes	32	(22)	(201)	10	(496)
Income tax expense/(benefit)	(3)	19	(122)	16	(240)
Net income (loss)	$35	$(41)	$(79)	$(6)	$(256)
Net income (loss) attributable to non-controlling interests in subsidiaries	$–	$–	$1	$–	$1
Net income (loss) attributable to equity holders	$35	$(41)	$(80)	$(6)	$(257)
(1)	Refer to Non-GAAP Measures starting on page 5 for adjusted results.
(2)
Adjusted for divestitures and wind-down of operations for the three months ended April 30, 2026 – nil (January 31, 2026 – $423; April 30, 2025 – $9) and for the six months ended April 30, 2026 – $423 (April 30, 2025 – $9); and amortization of acquisition-related intangible assets for the three months ended April 30, 2026 – $8 (January 31, 2026 – $8; April 30, 2025 – $9) and for the six months ended April 30, 2026 – $16 (April 30, 2025 – $9).

(3)
Adjusted for divestitures and wind-down of operations for the three months ended April 30, 2026 – nil (January 31, 2026 – $11; April 30, 2025 – $26) and for the six months ended April 30, 2026 – $11 (April 30, 2025 – $1,388).

The Other segment includes Group Treasury, investments in certain associated corporations, and smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.
Q2 2026 vs Q2 2025
Net income attributable to equity holders was $28 million compared to a loss of $125 million, an increase of $153 million. Included in prior year non-interest expenses is an impairment loss of $26 million related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted net income attributable to equity holders was $35 million compared to a loss of $80 million, an increase of $115 million. The increase was due primarily to higher non-interest
income from investment gains and higher revenue from associated corporations primarily related to the KeyCorp investment, as well as higher net interest income due to lower funding costs.
Q2 2026 vs Q1 2026
Net income attributable to equity holders was $28 million compared to a loss of $416 million, an increase of $444 million. Included in prior quarter non-interest income is a loss of $423 million recognized upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Adjusted net income attributable to equity holders was $35 million compared to a loss of $41 million, an increase of $76 million. The increase was due primarily to higher non-interest
income from investment gains and higher net interest income due to lower funding costs, partly offset by higher non-interest
expenses.
Year-to-date
Q2 2026 vs
Year-to-date
Q2 2025
Net loss attributable to equity holders was $388 million compared to a loss of $1,466 million. Included in current year non-interest income is a loss of $423 million recognized upon the completion of the sale of the banking operations in Colombia, Costa Rica and Panama. Included in prior year non-interest expenses is an impairment loss of $1,388 million related to the announced sale of these operations. Adjusted net loss attributable to equity holders was $6 million compared to a loss of $257 million last year. The lower loss was driven primarily by higher net interest income due to lower funding costs, higher non-interest
income from investment gains and higher revenue from associated corporations, primarily related to the KeyCorp investment. This was partly offset by higher non-interest
expenses.

34	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T16 Geographic highlights

	For the three months ended April 30, 2026
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total
Reported results
Net interest income	$3,126	$255	$693	$328	$533	$384	$202	$5,521
Non-interest income	2,630	523	296	143	171	307	246	4,316
Total revenue	5,756	778	989	471	704	691	448	9,837
Provision for credit losses	578	39	147	68	210	31	144	1,217
Non-interest expenses	3,071	449	515	240	307	300	307	5,189
Income tax expense	594	34	89	22	28	81	(49)	799
Net income	$1,513	$256	$238	$141	$159	$279	$46	$2,632
Net income attributable to non-controlling interests in subsidiaries	1	–	6	2	–	28	–	37
Net income attributable to equity holders of the Bank	$1,512	$256	$232	$139	$159	$251	$46	$2,595
Adjusted results (1)
Adjustments	6	7	–	–	6	1	–	20
Adjusted net income attributable to equity holders of the Bank	$1,518	$263	$232	$139	$165	$252	$46	$2,615
Average Assets ($ billions)	$933	$272	$63	$30	$58	$26	$135	$1,517
Average Liabilities ($ billions)	$921	$219	$59	$25	$52	$27	$126	$1,429

	For the three months ended January 31, 2026								For the three months ended April 30, 2025
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total
Reported results
Net interest income	$3,100	$229	$678	$330	$501	$398	$346	$5,582	$2,847	$122	$592	$332	$515	$379	$483	$5,270
Non-interest income	2,215	622	297	179	171	309	271	4,064	2,127	549	242	139	150	297	306	3,810
Total revenue	5,315	851	975	509	672	707	617	9,646	4,974	671	834	471	665	676	789	9,080
Provision for credit losses	623	16	153	80	226	30	48	1,176	813	33	145	81	168	32	126	1,398
Non-interest expenses	3,061	483	498	227	302	319	409	5,299	2,908	409	446	215	295	297	540	5,110
Income tax expense	562	44	88	54	26	85	13	872	288	25	62	10	25	101	29	540
Net income	$1,069	$308	$236	$148	$118	$273	$147	$2,299	$965	$204	$181	$165	$177	$246	$94	2,032
Net income attributable to non-controlling interests in subsidiaries	(12)	–	7	2	(13)	27	1	12	15	–	5	2	3	31	–	56
Net income attributable to equity holders of the Bank	$1,081	$308	$229	$146	$131	$246	$146	$2,287	$950	$204	$176	$163	$174	$215	$94	$1,976
Adjusted results (1)
Adjustments	373	8	–	1	4	–	–	386	41	9	–	–	5	–	1	56
Adjusted net income (loss) attributable to equity holders of the Bank	$1,454	$316	$229	$147	$135	$246	$146	$2,673	$991	$213	$176	$163	$179	$215	$95	$2,032
Average Assets ($ billions)	$912	$267	$64	$30	$57	$26	$142	$1,498	$899	$241	$59	$29	$57	$26	$157	$1,468
Average Liabilities ($ billions)	$911	$193	$60	$24	$50	$27	$144	$1,409	$889	$187	$54	$22	$52	$26	$152	$1,382

	For the six months ended April 30, 2026								For the six months ended April 30, 2025
(Unaudited) ($ millions)	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total	Canada	U.S.	Mexico	Peru	Chile	Caribbean	Other (2)	Total
Reported results
Net interest income	$6,226	$484	$1,371	$658	$1,034	$782	$548	$11,103	$5,568	$275	$1,149	$707	$1,002	$783	$959	$10,443
Non-interest income	4,845	1,145	593	322	342	616	517	8,380	4,438	1,187	511	311	283	600	679	8,009
Total revenue	11,071	1,629	1,964	980	1,376	1,398	1,065	19,483	10,006	1,462	1,660	1,018	1,285	1,383	1,638	18,452
Provision for credit losses	1,201	55	300	148	436	61	192	2,393	1,360	45	273	193	360	66	263	2,560
Non-interest expenses	6,132	932	1,013	467	609	619	716	10,488	7,187	791	888	443	586	609	1,097	11,601
Income tax expense	1,156	78	177	76	54	166	(36)	1,671	680	106	130	51	45	212	42	1,266
Net income	$2,582	$564	$474	$289	$277	$552	$193	$4,931	$779	$520	$369	$331	$294	$496	$236	$3,025
Net income attributable to non-controlling interests in subsidiaries	(11)	–	13	4	(13)	55	1	49	(176)	–	11	4	9	59	(5)	(98)
Net income attributable to equity holders of the Bank	$2,593	$564	$461	$285	$290	$497	$192	$4,882	$955	$520	$358	$327	$285	$437	$241	$3,123
Adjusted results (1)
Adjustments	379	15	–	1	10	1	–	406	1,212	9	–	–	10	1	2	1,234
Adjusted net income (loss) attributable to equity holders of the Bank	$2,972	$579	$461	$286	$300	$498	$192	$5,288	$2,167	$529	$358	$327	$295	$438	$243	$4,357
Average Assets ($ billions)	$922	$269	$63	$30	$57	$26	$140	$1,507	$898	$236	$60	$29	$56	$26	$159	$1,464
Average Liabilities ($ billions)	$915	$203	$59	$25	$51	$27	$139	$1,419	$886	$190	$55	$22	$51	$25	$150	$1,379
(1)	Refer to Non-GAAP Measures section starting on page 5.
(2)	Colombia and Central America are now included in Other.

Scotiabank Second Quarter Report 2026	35

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T17 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	October 31 2025	July 31 2025	April 30 2025	January 31 2025	October 31 2024	July 31 2024
Reported results
Net interest income	$5,521	$5,582	$5,586	$5,493	$5,270	$5,173	$4,923	$4,862
Non-interest income	4,316	4,064	4,217	3,993	3,810	4,199	3,603	3,502
Total revenue	$9,837	$9,646	$9,803	$9,486	$9,080	$9,372	$8,526	$8,364
Canadian Banking	3,483	3,514	3,407	3,371	3,235	3,412	3,319	3,305
International Banking	2,859	2,961	3,051	3,003	2,959	3,030	2,859	2,973
Global Wealth Management	1,760	1,801	1,704	1,604	1,541	1,579	1,466	1,428
Global Banking and Markets	1,592	1,768	1,584	1,530	1,458	1,594	1,272	1,264
Other	143	(398)	57	(22)	(113)	(243)	(390)	(606)
Provision for credit losses	$1,217	$1,176	$1,113	$1,041	$1,398	$1,162	$1,030	$1,052
Non-interest expenses	5,189	5,299	5,828	5,089	5,110	6,491	5,296	4,949
Income tax expense	799	872	656	829	540	726	511	451
Net income	$2,632	$2,299	$2,206	$2,527	$2,032	$993	$1,689	$1,912
Basic earnings per share ($)	2.01	1.75	1.70	1.84	1.48	0.82	1.23	1.43
Diluted earnings per share ($)	2.00	1.73	1.65	1.84	1.48	0.66	1.22	1.41
Net interest margin (%) (1)	2.49	2.45	2.40	2.36	2.31	2.23	2.15	2.14
Effective tax rate (%) (2)	23.3	27.5	22.9	24.7	21.0	42.2	23.2	19.1
Adjusted results (1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Divestitures and wind-down of operations	$–	$423	$(45)	$–	$9	$–	$–	$143
Amortization of acquisition-related intangible assets	8	8	9	8	9	–	–	–
Total non-interest income and total revenue adjusting items (Pre-tax)	8	431	(36)	8	18	–	–	143
Adjusting items impacting non-interest expenses (Pre-tax)
Divestitures and wind-down of operations	–	11	57	(23)	26	1,362	–	(7)
Restructuring charge and severance provisions	–	–	373	–	–	–	53	–
Impairment of non-financial assets	–	–	–	–	–	–	440	–
Amortization of acquisition-related intangible assets	18	15	16	17	17	18	19	17
Legal provision	–	–	74	–	–	–	–	176
Total non-interest expenses adjusting items (Pre-tax)	18	26	520	(6)	43	1,380	512	186
Total impact of adjusting items on net income before taxes	26	457	484	2	61	1,380	512	329
Impact of adjusting items on income tax expense	(6)	(61)	(132)	(11)	(21)	(11)	(82)	(50)
Total impact of adjusting items on net income	20	396	352	(9)	40	1,369	430	279
Adjusted net income	$2,652	$2,695	$2,558	$2,518	$2,072	$2,362	$2,119	$2,191
Adjusted diluted earnings per share ($)	2.02	2.05	1.93	1.88	1.52	1.76	1.57	1.63
(1)	Refer to Non-GAAP Measures section starting on page 5.
(2)	Refer to Glossary on page 57 for the description of the measure.
Trending analysis
Earnings over the
two-year
period were generally driven by higher net interest income and non-interest
income. These earnings were partially offset by higher provisions for credit losses, non-interest expenses and income taxes. Earnings over this period were impacted by adjusting items.
Total revenue
Canadian Banking revenue increased over the period, mainly due to loan growth, net interest margin expansion, and improved business mix. International Banking’s revenue growth was driven by improvements in lending mix, fee growth and the positive impact from central bank rate decreases, partially offset by the impact of divested operations during the period. Global Wealth Management fee-based
revenues increased during the period reflecting strong growth in assets driven by market appreciation and higher net sales. Global Banking and Markets revenues are affected by shifting market conditions that impact client activity in the capital markets and business banking businesses, including underwriting and advisory fees. Revenues in the Other segment were mainly impacted by divestitures and lower term funding costs and income from associated corporations improving over the period.

36	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Provision for credit losses have trended upward during the period driven by higher impaired loans, due primarily to higher formations in Canadian Banking, International corporate and GBM, partly offset by the impact of divested operations. The provision for credit losses for performing loans is stabilizing after the period of deterioration in the macroeconomic outlook, due to the continued uncertainty related to U.S. tariffs, primarily impacting the Canadian Banking portfolio.
Non-interest
expenses
Non-interest
expenses over the period reflect the Bank’s continued investment in personnel and technology to support strategy and business growth, as well as the impact of inflation. This was partly offset by expense management and efficiency initiatives. The impact of impairment losses, restructuring charges and foreign currency translation also contributed to fluctuations over the period.
Provision for income taxes
The effective tax rate was 23.3% this quarter. The average effective tax rate was 25.5% over the period and was impacted by net income earned in foreign jurisdictions and the implementation of the Global Minimum Tax in fiscal 2025. Divestitures and restructuring charges contributed to variability over the period.
Financial Position
T18 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	April 30 2026	October 31 2025	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$89.5	$71.1	25.8%	28.3%	(2.5)%
Trading assets	157.7	152.2	3.6	5.1	(1.5)
Securities purchased under resale agreements and securities borrowed	253.2	203.0	24.7	26.9	(2.2)
Derivative financial instruments	46.7	46.5	0.4	3.7	(3.3)
Investment securities	149.8	150.0	(0.1)	1.7	(1.8)
Loans	757.4	771.0	(1.8)	(1.3)	(0.5)
Other	67.2	66.2	1.6	2.6	(1.0)
Total assets	$1,521.5	$1,460.0	4.2%	5.4%	(1.2)%
Liabilities
Deposits	$981.5	$966.3	1.6%	2.6%	(1.0)%
Derivative financial instruments	56.8	56.0	1.5	3.7	(2.2)
Obligations related to securities sold under repurchase agreements and securities lent	238.6	189.1	26.2	28.5	(2.3)
Other liabilities	150.2	152.3	(1.4)	(1.1)	(0.3)
Subordinated debentures	5.8	7.7	(25.0)	(23.8)	(1.2)
Total liabilities	$1,432.9	$1,371.4	4.5%	5.7%	(1.2)%
Equity
Common equity (1)	$77.2	$76.9	0.4%	0.9%	(0.5)%
Preferred shares and other equity instruments	10.0	10.0	–	–	–
Non-controlling interests in subsidiaries	1.4	1.7	(17.4)	(18.6)	1.2
Total equity	$88.6	$88.6	–%	0.4%	(0.4)%
Total liabilities and equity	$1,521.5	$1,460.0	4.2%	5.4%	(1.2)%
(1)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.
The Bank’s total assets were $1,522 billion as at April 30, 2026, an increase of $61 billion from October 31, 2025. This increase was driven largely by higher cash, deposits with financial institutions and precious metals, trading assets, securities purchased under resale agreements and securities borrowed, and other assets. This was partly offset by decreases in loans, including derecognition of $24 billion in total assets, mostly loans, due to the impact of the divestitures of the banking operations in Colombia, Costa Rica, and Panama. Cash, deposits with financial institutions and precious metals increased $18 billion due mainly to higher amounts at central banks and increases in gold positions held as a hedge on derivatives. Trading assets increased $5 billion due mainly to higher trading securities held as a hedge. Securities purchased under resale agreements and securities borrowed increased $50 billion due mainly to higher client activity. Loans decreased $14 billion. Residential mortgages were down $2 billion due mainly to the divestitures, partly offset by growth in Canada, Mexico, and Chile. Personal loans and credit cards decreased $4 billion, and business and government loans were lower by $8 billion due mainly to the divestitures. Other assets increased $1 billion due mainly to the Bank’s investment in Davivienda Group S.A.
Total liabilities were $1,433 billion as at April 30, 2026, an increase of $61 billion from October 31, 2025. This increase was driven largely by higher deposits and obligations related to securities sold under repurchase agreements and securities lent. This was partly offset by decreases in other liabilities and subordinated debt, including derecognition of $22 billion in total liabilities, mostly deposits, from the divestitures. Total deposits increased $15 billion. Business and government deposits were higher by $17 billion, with growth in Canada, the U.S., and Europe, partly offset by the divestures, and deposits by financial institutions increased $5 billion with growth in Asia and Europe. This was partly offset by lower personal deposits, which decreased $6 billion due mainly to the divestitures. Obligations related to securities sold under repurchase agreements and securities lent increased $50 billion due mainly to client activity and funding requirements. Other liabilities decreased $2 billion. Subordinated debentures decreased $2 billion due to a maturity.

Scotiabank Second Quarter Report 2026	37

MANAGEMENT’S DISCUSSION & ANALYSIS

Total equity was $89 billion consistent with October 31, 2025. Changes within equity reflected current year earnings of $4,931 million, less dividends of $2,969 million, other reserves of $178 million, and common shares issued of $140 million. These increases were offset by other comprehensive loss of $762 million, mainly derivative instruments designated as cash flow hedges and foreign currency translation, share buybacks of $1,150 million, and lower non-controlling
interests in subsidiaries of $300 million, due mainly to the divestitures.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2025 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2025 Annual Report.
Top and emerging risks
The Bank is exposed to a variety of top and emerging risks as disclosed in the Bank’s 2025 Annual Report on page 85. These risks can potentially adversely affect the Bank’s business strategies, financial performance, and reputation. As part of our risk management approach, we monitor our operating environment to identify, assess, review, and manage a broad range of top and emerging risks to undertake appropriate risk mitigation strategies. This quarter, the intensifying geopolitical tensions and evolving cyber threats were key risk drivers impacting our top and emerging risks.
Geopolitical Tensions
Escalating conflict in the Middle East remains a key concern. Geopolitical tensions are intensifying in complexity and speed, with risks increasingly manifesting through interconnected channels that could disrupt global trade, supply chains, and contribute to market volatility. Recent escalation, particularly involving Iran, has disrupted global energy markets and key shipping routes, pushing energy prices higher, reigniting inflation pressures, and tightening global financial conditions. These developments have heightened second-order macroeconomic and financial-stability risks, including for advanced economies such as Canada, where inflation and affordability pressures may partially offset the benefits of higher energy exports.
The Bank maintains ongoing monitoring of geopolitical developments through established governance forums, regional risk oversight, and coordinated threat-intelligence processes, with monitoring applied to regions affected by active conflict. Severe but plausible geopolitical and macroeconomic scenarios, including energy-price shocks and heightened market volatility, are incorporated into stress-testing and scenario-analysis programs to assess potential impacts on credit quality, liquidity, funding, and market conditions. Drawing on its experience across multiple jurisdictions, the Bank continues to assess risk concentration and adjust exposures to manage volatility and remain aligned with risk appetite.
Evolving Cyber Threats
As technology advances, cyber threats continue to evolve in sophistication and scope, which could impact the Bank directly and/or its third-party service providers. These threats manifest as attacks on critical functions or infrastructure, including but not limited to client-facing systems, and may result in financial loss, data theft, regulatory consequences, reputational damage or operational disruption to the Bank. The inherent risk of cyber threats continues to increase as attack surfaces grow with the adoption of new technologies and cloud services. Geopolitical conflicts have increased the severity and frequency of cyber threats and state-sanctioned cyber attacks on critical infrastructure, public facing services and emerging technologies. Advancements in Generative and Agentic AI and Large Language Models (LLM) create additional attack vectors that enable new forms of cyber attacks to commit fraud or exfiltrate sensitive data and personally identifiable information. Recent advancements in frontier AI (e.g., Anthropic’s Claude Mythos Preview) enable rapid identification of complex and previously unknown vulnerabilities, materially increasing exposure across industry technology landscape.
The Bank’s overall cyber security and IT program continues to adapt to the evolving and complex cyber threat landscape. The Bank has made investments in cyber defences, including proactive and adaptive security measures, and IT infrastructure to strengthen its operational resilience. As threat actors look to exploit the weakest link in a system, frequent monitoring of critical suppliers and effective contingency planning helps mitigate the vulnerability to cyber attacks on third parties and safeguards critical assets to ensure business continuity. In response to frontier AI risks, the Bank is transitioning to a real-time,
automated security model, with enhanced focus on
AI-enabled
detection, automated response and prevention, and scalable remediation. The Bank also maintains cyber insurance coverage to help mitigate potential losses linked to cyber incidents. The insurance coverage limit is regularly reviewed and evaluated to ensure it meets the Bank’s needs.
Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Internal Ratings-Based approach (IRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the IRB approach, the Bank uses internal risk parameter estimates, based on historical experience.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies and/or based on the counterparty type for non-retail
exposures and product type for retail exposures.

38	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

T19 Exposure at Default
(1)

	As at
	April 30, 2026			January 31 2026	October 31, 2025
($ millions)	IRB	Standardized	Total	Total	Total
By exposure sub-type
Non-retail
Drawn (2)	$442,344	$73,489	$515,833	$501,761	$518,634
Undrawn commitments	88,101	5,328	93,429	96,212	92,574
Other exposures (3)	156,561	30,446	187,007	178,451	171,958
Total non-retail	$687,006	$109,263	$796,269	$776,424	$783,166
Retail (4)
Drawn	$322,801	$107,719	$430,520	$432,494	$433,967
Undrawn commitments	132,416	9,245	141,661	139,447	139,119
Other exposures	–	77	77	80	76
Total retail	$455,217	$117,041	$572,258	$572,021	$573,162
Total	$1,142,223	$226,304	$1,368,527	$1,348,445	$1,356,328
(1)	After credit risk mitigation and excludes equity securities, centralized counterparties, and other assets.
(2)
Non-retail
drawn exposures include loans, deposits with financial institutions, and FVOCI debt securities. Exposures also include guaranteed retail exposures, such as government-guaranteed mortgages and retail loans, as well as privately insured mortgages.

(3)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(4)	Retail includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described in Note 7 of the condensed interim consolidated financial statements. In the prior year, the Bank enhanced certain of its IFRS 9 models, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. Expert credit judgement may be applied in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement is also applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.
The following section provides additional detail on certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 72 for all key variables). Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement.

●
Gross Domestic Product (GDP):
Our base case scenario forecasts U.S. real GDP growth slowing from 2.1% in 2025 to 1.9% in 2026. This deceleration in 2026 comes from reduced support to household and business expenditures from equity markets and weaker consumption growth from a softening labour market. However, a stronger than expected performance in the second half of 2025 and a better-than-expected start to 2026 contribute to raise the profile of U.S. real GDP above previous quarter’s profile over the forecast horizon. In Canada, our base case forecasts real GDP growth to slow from 1.7% in 2025 to 1.3% in 2026 as the economy is adjusting to higher tariffs and a soft labour market performance so far this year. Growth strengthens in 2027 as these headwinds fade and the economy benefits from building fiscal support and past reductions in the monetary policy rate. However, compared to the previous quarter’s base case, Canada’s real GDP profile is weaker through most of the forecast horizon because of a weaker than expected performance at the end of 2025 and in early 2026.

Scotiabank Second Quarter Report 2026	39

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Unemployment Rate:
Our base case forecasts the U.S. unemployment rate to trend down over most of the forecast horizon as economic growth and labour demand both strengthen from 2027 onwards. However, the current soft labour market conditions are keeping the U.S. unemployment near its recent 4.5% peak reached at the end of 2025. Despite being initially higher due to softer than expected labour market conditions, the U.S. unemployment rate profile is below that of previous quarter’s base case from 2027 onwards due to higher level for U.S. economic activity over the forecast horizon. Canada’s unemployment rate is forecast to decline in the coming years from its recent peak of 7% in the third quarter of 2025 and stabilize at 5.8% in mid-2029.
From the second half of 2026 and onwards, this profile for Canada’s unemployment rate is modestly higher than in previous quarter’s base case, consistent with the lower level of real GDP for most of the forecast horizon.

US Unemployment Rate
%
9.0
8.0
7.0
6.0
5.0
4.0
3.0
Range of Estimated Scenarios
Baseline (April 30, 2026)
Baseline (January 31, 2026)
2025 Q1
2025 Q2
2025 Q3
2025 Q4
2026 Q1
2026 Q2
2026 Q3
2026 Q4
2027 Q1
2027 Q2
2027 Q3
2027 Q4
2028 Q1
2028 Q2
2028 Q3
2028 Q4
2029 Q1
2029 Q2
2029 Q3
2029 Q4
2030 Q1
2030 Q2
2030 Q3
2030 Q4

T20 Allowance for credit losses by business line

	As at
($ millions)	April 30 2026	January 31 2026	October 31 2025
Canadian Banking	$3,269	$3,207	$3,104
International Banking	3,569	3,493	4,083
Global Wealth Management	59	57	52
Global Banking and Markets	251	242	223
Other	2	3	1
Allowance for credit losses on loans	$7,150	$7,002	$7,463
Allowance for credit losses on:
Acceptances	1	–	1
Off-balance sheet exposures	175	170	175
Debt securities and deposits with financial institutions	18	13	15
Total Allowance for credit losses	$7,344	$7,185	$7,654
The total allowance for credit losses as at April 30, 2026 was $7,344 million compared to $7,185 million in the prior quarter. The allowance for credit losses ratio was 96 basis points, an increase of two basis points. The allowance for credit losses for loans was $7,150 million compared to $7,002 million in the prior quarter, an increase of $148 million. The increase in allowance for impaired loans was due primarily to higher provisions in the International corporate portfolio, due mainly to one account. This was partly offset by the impact of foreign currency translation of $65 million.
The allowance for credit losses on performing loans was higher at $4,742 million compared to $4,715 million last quarter. The allowance for performing loans ratio was 64 basis points, unchanged from last quarter. The increase was due primarily to the unfavourable macroeconomic outlook in Canadian Banking portfolios, as well as credit migration in the International commercial portfolio. This was partly offset by the impact of foreign currency translation of $38 million.
The allowance for credit losses on impaired loans was higher at $2,408 million compared to $2,287 million last quarter. The allowance for impaired loans ratio was 32 basis points, an increase of two basis points. The increase was due primarily to higher provisions in the International corporate portfolio, due mainly to one account. This was partly offset by the impact of foreign currency translation of $27 million.
T21 Impaired loans by business line

	As at
	April 30, 2026			January 31, 2026			October 31, 2025
($ millions)	Gross impaired loans	Allowance for credit loans	Net impaired loans	Gross impaired loans	Allowance for credit losses	Net impaired loans	Gross impaired loans	Allowance for credit losses	Net impaired loans
Canadian Banking	$2,618	$758	$1,860	$2,509	$749	$1,760	$2,279	$667	$1,612
International Banking	4,673	1,594	3,079	4,401	1,479	2,922	4,815	1,653	3,162
Global Wealth Management	96	22	74	79	21	58	92	18	74
Global Banking and Markets	221	34	187	259	38	221	58	3	55
Totals	$7,608	$2,408	$5,200	$7,248	$2,287	$4,961	$7,244	$2,341	$4,903
Impaired loan metrics

	Net impaired loans as at
	April 30, 2026	January 31, 2026	October 31, 2025
Net impaired loans as a % of loans and acceptances (1)	0.68%	0.65%	0.63%
Allowance against impaired loans as a % of gross impaired loans (1)	32%	32%	32%
(1)	Refer to Glossary on page 57 for the description of the measure.

40	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Impaired loans
Gross impaired loans as at April 30, 2026 were $7,608 million compared to $7,248 million last quarter. The increase was due primarily to new formations in the International corporate portfolio, due mainly to one account, partly offset by the impact of foreign currency translation. The gross impaired loan ratio increased four basis points to 99 basis points.
Net impaired loans in Canadian Banking were $1,860 million, an increase of $100 million from last quarter, due primarily to higher commercial formations. Net impaired loans in International Banking were $3,079 million, an increase of $157 million from last quarter, due mainly to one account. Net impaired loans in Global Banking and Markets were $187 million, a decrease of $34 million from last quarter due to write-offs. Net impaired loans in Global Wealth Management were $74 million, an increase of $16 million from last quarter. Net impaired loans as a percentage of loans and acceptances increased three basis points to 0.68%.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at April 30, 2026, these loans amounted to $493 billion or 64% of the Bank’s total loans and acceptances outstanding (January 31, 2026 – $492 billion or 65%). Of these, $392 billion or 80% are real estate secured loans (January 31, 2026 – $392 billion or 80%). The tables below provide more details by portfolio.
Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T22 Insured and uninsured residential mortgages and HELOCs, by geographic areas

	As at April 30, 2026
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$4,812	1.5%	$7,472	2.4%	$12,284	3.9%	$–	–%	$1,106	4.7%	$1,106	4.7%
Quebec	7,659	2.4	14,531	4.6	22,190	7.0	–	–	1,330	5.6	1,330	5.6
Ontario	30,857	9.8	143,470	45.5	174,327	55.3	–	–	13,888	58.4	13,888	58.4
Manitoba & Saskatchewan	4,712	1.5	4,601	1.5	9,313	3.0	–	–	578	2.4	578	2.4
Alberta	14,041	4.5	18,216	5.8	32,257	10.3	–	–	2,345	9.9	2,345	9.9
British Columbia & Territories	10,705	3.4	53,987	17.1	64,692	20.5	–	–	4,523	19.0	4,523	19.0
Canada (4)(5)	$72,786	23.1%	$242,277	76.9%	$315,063	100%	$–	–%	$23,770	100%	$23,770	100%
International	–	–	53,432	100	53,432	–	–	–	–	–	–	–
Total	$72,786	19.8%	$295,709	80.2%	$368,495	100%	$–	–%	$23,770	100%	$23,770	100%
	As at January 31, 2026
Canada (4)(5)	$70,934	22.5%	$243,742	77.5%	$314,676	100%	$–	–%	$23,363	100%	$23,363	100%
International	–	–	53,943	100	53,943	100	–	–	–	–	–	–
Total	$70,934	19.2%	$297,685	80.8%	$368,619	100%	$–	–%	$23,363	100%	$23,363	100%
	As at October 31, 2025
Canada (4)(5)	$70,949	22.7%	$241,182	77.3%	$312,131	100%	$–	–%	$23,493	100%	$23,493	100%
International	–	–	58,060	100	58,060	100	–	–	–	–	–	–
Total	$70,949	19.2%	$299,242	80.8%	$370,191	100%	$–	–%	$23,493	100%	$23,493	100%
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $4,941 (January 31, 2026 – $4,519; October 31, 2025 – $4,392) of which $4,322 are insured (January 31, 2026 – $3,898; October 31, 2025 – $3,767).
(5)	Variable rate mortgages account for 36% (January 31, 2026 – 35%; October 31, 2025 – 34%) of the Bank’s total Canadian residential mortgage portfolio.

Scotiabank Second Quarter Report 2026	41

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T23 Distribution of residential mortgages by amortization periods, and by geographic areas

	As at April 30, 2026
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	34.0%	33.7%	30.6%	0.8%	0.9%	100%
International	66.1%	17.5%	15.3%	1.0%	0.1%	100%
	As at January 31, 2026
Canada	33.9%	33.5%	31.0%	0.8%	0.8%	100%
International	64.0%	17.0%	16.5%	2.4%	0.1%	100%
	As at October 31, 2025
Canada	33.7%	34.0%	30.5%	1.1%	0.7%	100%
International	66.1%	17.3%	14.8%	1.8%	0.0%	100%
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 77% uninsured (January 31, 2026 – 77%; October 31, 2025 – 77%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 56% (January 31, 2026 – 55%; October 31, 2025 – 54%).
The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T24 Loan to value ratios

	Uninsured LTV ratios
	For the three months ended April 30, 2026
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada: (3)
Atlantic provinces	59.8%	64.7%
Quebec	61.0	67.8
Ontario	60.8	67.5
Manitoba & Saskatchewan	64.4	67.0
Alberta	62.8	67.5
British Columbia & Territories	61.1	65.0
Canada	61.1%	66.9%
International	72.4%	n/a
	For the three months ended January 31, 2026
Canada	61.0%	66.4%
International	72.3%	n/a
	For the three months ended October 31, 2025
Canada	61.7%	65.2%
International	71.3%	n/a
(1)	The measures in this section have been disclosed in this document as required by OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive enterprise-wide scenario analyses to assess the impact to the enterprise under different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.

42	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Regional
non-retail
exposures
The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the creditworthiness of the counterparties (60% of the exposures are to investment grade counterparties based on a combination of internal and external ratings (January 31, 2026 – 59%; October 31, 2025 – 61%)). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events during the quarter that materially impacted the Bank’s exposures.
The Bank’s exposure to sovereigns was $59.6 billion as at April 30, 2026 (January 31, 2026 – $56.4 billion; October 31, 2025 – $52.6 billion), $15.2 billion to banks (January 31, 2026 – $16.1 billion; October 31, 2025 – $13.1 billion) and $91.3 billion to corporates (January 31, 2026 – $93.4 billion; October 31, 2025 – $103.8 billion).
In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European
entities whose parent company is domiciled in Europe of $0.28 billion as at April 30, 2026 (January 31, 2026 – $0.14 billion; October 31, 2025 – $0.01 billion).
The Bank’s regional credit exposures are distributed as follows:
T25 Bank’s regional credit exposures distribution

	As at
	April 30, 2026							January 31 2026	October 31 2025
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total	Total
Latin America (5)	$69,782	$11,732	$21,302	$2,245	$105,061	$10,126	$115,187	$117,240	$119,600
Caribbean	8,549	2,785	4,252	47	15,633	2,646	18,279	17,748	17,481
Europe, excluding U.K.	7,180	4,016	7,258	2,652	21,106	12,299	33,405	30,559	27,788
U.K.	5,417	4,063	1,753	2,416	13,649	5,404	19,053	18,314	16,251
Asia	3,133	405	4,409	205	8,152	5,723	13,875	16,641	19,146
Other (6)	2,173	4	281	47	2,505	283	2,788	2,812	7,701
Total	$96,234	$23,005	$39,255	$7,612	$166,106	$36,481	$202,587	$203,314	$207,967
(1)
Allowances for credit losses are $689 million (January 31, 2026 – $569 million; October 31, 2025 – $637 million). Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $14,111 million as at April 30, 2026 (January 31, 2026 – $14,337 million; October 31, 2025 – $14,576 million).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $11,609 million (January 31, 2026 – $10,040 million; October 31, 2025 – $8,978 million) and collateral held against SFT was $143,206 million (January 31, 2026 – $181,281 million; October 31, 2025 – $127,966 million) .

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes Mexico, Chile, Peru, Colombia, Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Central America, Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. The table below shows the Bank’s VaR by risk factor:
T26 Market Risk Measures

	Average for the three months ended
	April 30, 2026						January 31, 2026		April 30, 2025
Risk factor ($ millions)	As at	Average	High		Low		As at	Average	As At	Average
Credit spread	$5.5	$10.1	$14.0		$5.5		$9.0	$10.3	$12.0	$12.4
Interest rate	8.5	7.6	12.1		4.6		5.7	10.1	8.6	12.8
Equities	6.4	5.5	7.8		3.4		5.8	4.9	8.2	6.1
Foreign exchange	2.9	1.9	3.7		0.6		3.4	2.1	1.4	2.0
Commodities	4.2	4.8	7.3		3.6		6.8	5.4	2.5	2.8
Diversification effect (1)	(16.9)	(20.6)	nm	(2)	nm	(2)	(19.8)	(21.6)	(20.6)	(22.0)
Total VaR	$10.6	$9.3	$13.7		$6.8		$10.9	$11.2	$12.1	$14.1
(1)
Effective Q2 2026, the combined “Credit spread plus interest rate” risk factor VaR is no longer disclosed. Prior period amounts for “Diversification effect” have been revised to conform with the current period presentation.

(2)	Not meaningful
In the second quarter of 2026, the average
one-day
Total VaR decreased primarily due to lower interest rate risk.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by back-testing, which compares daily profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).

Scotiabank Second Quarter Report 2026	43

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-trading
interest rate sensitivity
The following table shows the
pro-forma
pre-tax
impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. These calculations are based on models that consider a number of inputs, are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.
T27 Structural interest sensitivity

	As at
	April 30, 2026						January 31, 2026		April 30, 2025
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity	Net interest income	Economic value of equity
+100 bps	$89	$108	$197	$(897)	$(974)	$(1,871)	$215	$(1,603)	$174	$(1,299)
-100 bps	(49)	(140)	(189)	866	749	1,615	(203)	1,307	(225)	820
During the second quarter of 2026, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Board approves the risk appetite for structural interest rate risk, and the Asset Liability Committee (ALCO) and Global Risk Management (GRM) provide ongoing governance through structural interest rate risk policies, limits and operating frameworks. Structural interest rate risk reports are reviewed regularly by GRM, ALCO, and the Board.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Non-trading
foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at April 30, 2026, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax
annual earnings by approximately $38 million (January 31, 2026 – $44 million; April 30, 2025 – $40 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars from the Bank’s operations in the U.S. and activities conducted internationally in this currency and from exposures to Latin American currencies.
A similar change in the Canadian dollar as at April 30, 2026, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $411 million (January 31, 2026 – $406 million; April 30, 2025 – $357 million), net of hedging.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading
risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading
risk measures is provided in the table below.
T28 Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at April 30, 2026	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk		Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$10,200	$10,200	$–		$–	n/a
Trading assets	157,689	156,161	1,528		–	Interest rate, FX
Derivative financial instruments	46,709	42,862	3,847		–	Interest rate, FX, equity
Investment securities	149,806	–	149,806		–	Interest rate, FX, equity
Loans	757,434	–	757,434		–	Interest rate, FX
Assets – other (1)	399,683	699	186,179	(2)	212,805	Interest rate
Total assets	$1,521,521	$209,922	$1,098,794		$212,805
Deposits	$981,489	$–	$910,881		$70,608	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	48,629	48,629	–		–	n/a
Obligations related to securities sold short	38,064	38,064	–		–	n/a
Derivative financial instruments	56,854	51,696	5,158		–	Interest rate, FX, equity
Trading liabilities (3)	891	891	–		–	n/a
Pension and other benefit liabilities	1,628	–	1,628		–	Interest rate, credit spread, equity
Liabilities – other (4)	305,384	344	219,865	(2)	85,175	Interest rate
Total liabilities	$1,432,939	$139,624	$1,137,532		$155,783
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Effective Q2 2026, securities purchased under resale agreement and securities sold under repurchase agreements are now classified as non-trading risk.
(3)	Gold and silver certificates and bullion are included in other liabilities.
(4)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

44	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2025	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$5,156	$5,156	$–	$–	n/a
Trading assets	152,223	151,223	1,000	–	Interest rate, FX
Derivative financial instruments	46,531	42,120	4,411	–	Interest rate, FX, equity
Investment securities	149,948	–	149,948	–	Interest rate, FX, equity
Loans	771,045	–	771,045	–	Interest rate, FX
Assets – other (1)	335,139	403	–	334,736	n/a
Total assets	$1,460,042	$198,902	$926,404	$334,736
Deposits	$966,279	$–	$898,495	$67,784	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	47,165	47,165	–	–	n/a
Obligations related to securities sold short	38,104	38,104	–	–	n/a
Derivative financial instruments	56,031	51,586	4,445	–	Interest rate, FX, equity
Trading liabilities (2)	757	757	–	–	n/a
Pension and other benefit liabilities	1,627	–	1,627	–	Interest rate, credit spread, equity
Liabilities – other (3)	261,492	310	–	261,182	n/a
Total liabilities	$1,371,455	$137,922	$904,567	$328,966
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion are included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined on page 103 of the Bank’s 2025 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at April 30, 2026 unencumbered liquid assets were $355 billion (October 31, 2025 – $327 billion). Securities, including National Housing Act (NHA) mortgage-backed securities, comprised 76% of liquid assets (October 31, 2025 – 80%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals, were 24% (October 31, 2025 – 20%). The increase in total unencumbered liquid assets was mainly attributable to an increase in Canada government obligations, cash and deposits with central banks, foreign government obligations and precious metals, partly offset by a decrease in other liquid securities, NHA mortgage-backed securities and deposits with financial institutions.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at April 30, 2026. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank Second Quarter Report 2026	45

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:
T29 Liquid asset pool

	As at April 30, 2026
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions		Encumbered liquid assets		Unencumbered liquid assets
($ millions)			Total liquid assets	Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$72,690	$–	$72,690	$–	$5,137	$67,553	$–
Deposits with financial institutions	6,611	–	6,611	–	62	6,549	–
Precious metals	10,200	–	10,200	–	–	10,200	–
Securities:
Canadian government obligations	85,919	27,004	112,923	39,570	–	73,353	–
Foreign government obligations	113,786	161,989	275,775	140,963	–	134,812	–
Other securities	93,546	188,607	282,153	247,924	–	34,229	–
NHA mortgage-backed securities	34,780	–	34,780	6,600	–	28,180	–
Total	$417,532	$377,600	$795,132	$435,057	$5,199	$354,876	$–

	As at October 31, 2025
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions		Encumbered liquid assets		Unencumbered liquid assets
($ millions)			Total liquid assets	Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$58,825	$–	$58,825	$–	$5,940	$52,885	$–
Deposits with financial institutions	7,142	–	7,142	–	56	7,086	–
Precious metals	5,156	–	5,156	–	–	5,156	–
Securities:
Canadian government obligations	76,593	21,968	98,561	40,032	–	58,529	–
Foreign government obligations	114,232	123,998	238,230	110,822	–	127,408	–
Other securities	93,963	151,055	245,018	201,717	–	43,301	–
NHA mortgage-backed securities	38,813	–	38,813	6,670	–	32,143	–
Total	$394,724	$297,021	$691,745	$359,241	$5,996	$326,508	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T30 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	April 30 2026	October 31 2025
The Bank of Nova Scotia (Parent)	$282,291	$254,103
Bank domestic subsidiaries	29,566	25,017
Bank foreign subsidiaries	43,019	47,388
Total	$354,876	$326,508
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (88% (October 31, 2025 – 85%)) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction. Potential regulatory restrictions on the transferability of liquid assets held in Bank foreign subsidiaries are taken into consideration in the Bank’s liquidity management framework.

46	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T31 Asset encumbrance

	As at April 30, 2026
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions		Encumbered assets		Unencumbered assets
($ millions)			Total assets	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$72,690	$–	$72,690	$–	$5,137	$67,553	$–
Deposits with financial institutions	6,611	–	6,611	–	62	6,549	–
Precious metals	10,200	–	10,200	–	–	10,200	–
Liquid securities:
Canadian government obligations	85,919	27,004	112,923	39,570	–	73,353	–
Foreign government obligations	113,786	161,989	275,775	140,963	–	134,812	–
Other liquid securities	93,546	188,607	282,153	247,924	–	34,229	–
Other securities	6,260	18,715	24,975	13,328	–	–	11,647
Loans classified as liquid assets:
NHA mortgage-backed securities	34,780	–	34,780	6,600	–	28,180	–
Other loans	729,191	–	729,191	11,113	81,960	20,253	615,865
Other financial assets (4)	309,148	(228,413)	80,735	18,509	–	–	62,226
Non-financial assets	59,390	–	59,390	–	–	–	59,390
Total	$1,521,521	$167,902	$1,689,423	$478,007	$87,159	$375,129	$749,128

	As at October 31, 2025
		Securities received as collateral from securities financing and derivative transactions		Encumbered assets		Unencumbered assets
($ millions)	Bank-owned assets		Total assets	Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$58,825	$–	$58,825	$–	$5,940	$52,885	$–
Deposits with financial institutions	7,142	–	7,142	–	56	7,086	–
Precious metals	5,156	–	5,156	–	–	5,156	–
Liquid securities:
Canadian government obligations	76,593	21,968	98,561	40,032	–	58,529	–
Foreign government obligations	114,232	123,998	238,230	110,822	–	127,408	–
Other liquid securities	93,963	151,055	245,018	201,717	–	43,301	–
Other securities	6,004	18,613	24,617	8,971	–	–	15,646
Loans classified as liquid assets:
NHA mortgage-backed securities	38,813	–	38,813	6,670	–	32,143	–
Other loans	740,719	–	740,719	10,016	79,113	20,157	631,433
Other financial assets (4)	258,925	(182,597)	76,328	16,847	–	–	59,481
Non-financial assets	59,670	–	59,670	–	–	–	59,670
Total	$1,460,042	$133,037	$1,593,079	$395,075	$85,109	$346,665	$766,230
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at April 30, 2026 total encumbered assets of the Bank were $565 billion (October 31, 2025 – $480 billion). Of the remaining $1,124 billion (October 31, 2025 – $1,113 billion) of unencumbered assets, $375 billion (October 31, 2025 – $347 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at April 30, 2026 the potential adverse impact on derivatives collateral that would result from a one, two or three-notch downgrade of the Bank’s rating below its lowest current rating was $34 million, $929 million or $1,808 million, respectively (October 31, 2025 – $21 million, $1,061 million or $2,013 million).
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings
and its deposits and issuer ratings
(1)
are rated AA+ by Fitch Ratings, Aa2 by Moody’s, AA by Morningstar DBRS and A+ by Standard and Poor’s (S&P). On May 12, 2026, Fitch upgraded the Bank’s deposits and long-term non-bail-inable senior debt rating by one notch to AA+ from AA following their updates to the global ratings criteria. The Bank’s bail-inable senior debt is rated
AA-
by Fitch Ratings, A2 by Moody’s, AA (low) by Morningstar DBRS and
A-
by S&P. As of April 30, 2026, all rating agencies have a Stable outlook on the Bank and there were no changes made to the Bank’s outlook during the quarter.

(1)	Applicable to long-term non-bail-inable senior unsecured debt. Rating classes may differ from rating categories used by rating agencies (e.g., Fitch Issuer Default Rating is AA-).

Scotiabank Second Quarter Report 2026	47

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.
The following table presents the Bank’s LCR for the quarter ended April 30, 2026, based on the average daily positions in the quarter:
T32 Bank’s average LCR
(1)

For the quarter ended April 30, 2026 ($ millions ) (2)	Total unweighted Value (Average) (3)	Total weighted Value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$290,089

Cash outflows
Retail deposits and deposits from small business customers, of which:	$267,250	$28,565
Stable deposits	105,699	3,409
Less stable deposits	161,551	25,156
Unsecured wholesale funding, of which:	291,063	119,765
Operational deposits (all counterparties) and deposits in networks of cooperative banks	118,568	28,495
Non-operational deposits (all counterparties)	161,721	80,496
Unsecured debt	10,774	10,774
Secured wholesale funding	*	120,873
Additional requirements, of which:	301,393	79,536
Outflows related to derivative exposures and other collateral requirements	62,017	40,117
Outflows related to loss of funding on debt products	6,706	6,706
Credit and liquidity facilities	232,670	32,713
Other contractual funding obligations	4,057	3,885
Other contingent funding obligations (5)	647,710	9,110
Total cash outflows	*	$361,734

Cash inflows
Secured lending (e.g. reverse repos)	$389,193	$57,339
Inflows from fully performing exposures	34,775	20,076
Other cash inflows	50,937	50,937
Total cash inflows	$474,905	$128,352
		Total adjusted value (6)
Total HQLA	*	$290,089
Total net cash outflows	*	$233,382
Liquidity coverage ratio (%)	*	124%
For the quarter ended January 31, 2026 ($ millions)		Total adjusted value (6)
Total HQLA	*	$275,292
Total net cash outflows	*	$224,937
Liquidity coverage ratio (%)	*	122%
*	Disclosure is not required under regulatory guideline.
(1)	The LCR is calculated in accordance with OSFI’s LAR Guideline (April 2025).
(2)	Based on the average of daily positions of the 62 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The Bank’s LCR increased by 2% as at April 30, 2026 versus the previous quarter. This was mainly attributable to higher HQLA and lower net cash outflows from unsecured wholesale funding, partly offset by higher cash outflows from securities borrowing and lending activities, and higher outflows related to derivative exposures and other collateral requirements. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.

48	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.
The following table presents the Bank’s NSFR as at April 30, 2026:
T33 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted Value (3)
As at April 30, 2026 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$95,929	$–	$–	$–	$95,929
Regulatory capital	95,929	–	–	–	95,929
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	236,217	74,331	36,983	48,281	358,899
Stable deposits	96,266	26,218	13,000	15,772	144,482
Less stable deposits	139,951	48,113	23,983	32,509	214,417
Wholesale funding:	213,408	402,798	86,678	127,882	334,298
Operational deposits	122,360	–	–	–	61,181
Other wholesale funding	91,048	402,798	86,678	127,882	273,117
Liabilities with matching interdependent assets (4)	–	1,296	530	14,521	–
Other liabilities:	29,429	151,528			23,665
NSFR derivative liabilities		12,859
All other liabilities and equity not included in the above categories	29,429	113,946	2,115	22,608	23,665
Total ASF					$812,791
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$29,610
Deposits held at other financial institutions for operational purposes	$2,024	$–	$–	$–	$1,012
Performing loans and securities:	129,310	347,633	96,851	416,089	569,280
Performing loans to financial institutions secured by Level 1 HQLA	77	83,160	1,906	–	5,601
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	1,811	126,531	12,827	23,959	46,129
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	77,560	100,880	44,546	137,279	254,758
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	–	559	950	4,934	3,962
Performing residential mortgages, of which:	21,172	36,337	37,441	248,214	232,336
With a risk weight of less than or equal to 35% under the Basel II standardized approach for credit risk	21,172	30,173	31,198	203,850	188,422
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	28,690	725	131	6,637	30,456
Assets with matching interdependent liabilities (4)	–	1,296	530	14,521	–
Other assets:	11,647	192,980			79,713
Physical traded commodities, including gold	11,647				9,900
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		21,235			18,049
NSFR derivative assets		8,678			–
NSFR derivative liabilities before deduction of variation margin posted		31,923			1,596
All other assets not included in the above categories	–	80,977	–	50,167	50,168
Off-balance sheet items		560,779			21,379
Total RSF					$700,994
Net Stable Funding Ratio (%)					116%
(1)	This measure has been disclosed in this document in accordance with the LAR Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.

As at January 31, 2026 ($ millions)	Weighted Value (3)
Total ASF	$800,090
Total RSF	692,951
Net stable funding ratio (%)	115%

Scotiabank Second Quarter Report 2026	49

MANAGEMENT’S DISCUSSION & ANALYSIS

Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The Bank’s NSFR increased by 1% as at April 30, 2026 versus the previous quarter. This was mainly attributable to higher ASF from wholesale funding, partly offset by higher RSF for mortgages and loans.
Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $395 billion as at April 30, 2026 (October 31, 2025 – $403 billion). The decrease since October 31, 2025 is due primarily to lower personal deposits. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $212 billion (October 31, 2025 – $199 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through Canada Mortgage and Housing Corporation (CMHC) programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program and retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not historically entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, the United Kingdom and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue offerings via its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia, Switzerland, Canada and Norway. The Bank also issues longer-term notes across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares.

50	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T34 Wholesale funding
(1)

	As at April 30, 2026
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,711	$1,047	$181	$129	$64	$4,132	$315	$–	$–	$4,447
Bearer deposit notes, commercial paper and certificate of deposits	5,308	18,840	20,034	22,535	22,167	88,884	2,709	345	114	92,052
Asset-backed commercial paper (3)	3,407	5,459	5,068	–	–	13,934	–	–	–	13,934
Senior notes (4)	–	2,253	678	1,695	4,111	8,737	3,246	6,956	13,392	32,331
Bail-inable notes (5)	1,500	2,239	5,012	4,408	5,596	18,755	6,520	27,390	27,105	79,770
Asset-backed securities	23	44	652	58	52	829	2,705	888	65	4,487
Covered bonds	626	2,402	5,654	2,391	5,801	16,874	9,065	16,945	4,913	47,797
Mortgage securitization (6)	–	421	782	397	133	1,733	3,056	6,367	4,202	15,358
Subordinated debentures (7)	–	–	–	–	–	–	54	43	7,941	8,038
Total wholesale funding sources	$13,575	$32,705	$38,061	$31,613	$37,924	$153,878	$27,670	$58,934	$57,732	$298,214

Of Which:

Unsecured funding	$9,520	$24,379	$25,905	$28,766	$31,938	$120,508	$12,843	$34,734	$48,552	$216,637
Secured funding	4,055	8,326	12,156	2,847	5,986	33,370	14,827	24,200	9,180	81,577

	As at October 31, 2025
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-total ≤ 1 year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$1,358	$1,362	$402	$226	$28	$3,376	$–	$281	$–	$3,657
Bearer deposit notes, commercial paper and certificate of deposits	9,364	16,089	23,389	13,655	3,623	66,120	1,278	440	151	67,989
Asset-backed commercial paper (3)	3,299	5,806	4,347	70	–	13,522	–	–	–	13,522
Senior notes (4)	138	77	2,793	2,278	672	5,958	3,796	7,111	13,203	30,068
Bail-inable notes (5)	199	3,835	4,458	3,788	4,877	17,157	14,467	24,033	24,317	79,974
Asset-backed securities	17	644	47	45	651	1,404	816	1,649	79	3,948
Covered bonds	1,447	2,746	3,556	3,023	5,809	16,581	8,320	19,451	2,335	46,687
Mortgage securitization (6)	–	1,343	360	432	782	2,917	2,114	6,676	3,173	14,880
Subordinated debentures (7)	–	1,753	–	55	–	1,808	2	197	8,039	10,046
Total wholesale funding sources	$15,822	$33,655	$39,352	$23,572	$16,442	$128,843	$30,793	$59,838	$51,297	$270,771

Of Which:

Unsecured funding	$11,059	$23,115	$31,042	$20,003	$9,201	$94,420	$19,544	$32,062	$45,709	$191,735
Secured funding	4,763	10,540	8,310	3,569	7,241	34,423	11,249	27,776	5,588	79,036
(1)	Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances.
(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in. Includes legacy senior debt, debt issued by international subsidiaries, and structured notes issued to institutional investors.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $355 billion as at April 30, 2026 (October 31, 2025 – $327 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank Second Quarter Report 2026	51

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
The Bank continues to manage its capital in accordance with the capital management framework and OSFI’s regulatory capital requirements as described on pages 60 to 73 of the Bank’s 2025 Annual Report.
Effective November 1, 2023 the Domestic Stability Buffer (DSB) was increased to 3.5% of total risk-weighted assets. This DSB requirement of 3.5% was maintained by OSFI in their December 2025 announcement. OSFI’s minimum regulatory capital ratio requirements, including the
D-SIB
1.0% surcharge and its DSB, are: 11.5%, 13.0% and 15.0% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively. In addition, the Bank is presently subject to a Basel Committee on Banking Supervision (BCBS) countercyclical buffer requirement of approximately eight basis points.
OSFI guideline for the capital and liquidity treatment of crypto-asset exposures
In February 2025, OSFI published its guideline for the capital and liquidity treatment of crypto-asset exposures, effective for the Bank in the first quarter of 2026. The guideline incorporates the BCBS standards for crypto-asset exposures, as updated in November 2024, and it replaces OSFI’s interim advisory on the regulatory treatment of crypto-asset exposures. In addition, OSFI published final amendments to its Pillar 3 Disclosure Guidelines, incorporating new crypto-asset disclosure requirements also effective the first quarter of fiscal 2026.
Within the guideline, crypto-asset exposures are defined and categorized by type. Regulatory capital treatments for their credit risk, counterparty credit risk and market risk are prescribed. Overall, the regulatory capital impacts from the new crypto-asset exposure requirements are not considered material to the Bank as of the second quarter of 2026.
Regulatory capital and total loss absorbing capacity (TLAC) ratios
OSFI’s current regulatory capital, leverage and TLAC requirements are as follows:
T35 Regulatory capital, leverage and TLAC requirements

	As at April 30, 2026
	Minimum	Capital conservation buffer	D-SIB surcharge	Pillar 1 targets	Domestic Stability Buffer	Target including all buffers and surcharges
CET1 ratio	4.5%	2.5%	1.0%	8.0%	3.5%	11.5%
Tier 1 capital ratio	6.0%	2.5%	1.0%	9.5%	3.5%	13.0%
Total capital ratio	8.0%	2.5%	1.0%	11.5%	3.5%	15.0%
Leverage ratio	3.0%	n/a	0.5%	3.5%	n/a	3.5%
TLAC ratio	18.0%	2.5%	1.0%	21.5%	3.5%	25.0%
TLAC leverage ratio	6.75%	n/a	0.5%	7.25%	n/a	7.25%
T36 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	April 30 2026	January 31 2026	October 31 2025
Common Equity Tier 1 capital (1)	$62,972	$62,972	$62,752
Tier 1 capital (1)	72,961	72,956	72,790
Total regulatory capital (1)	80,724	80,797	80,908
Total loss absorbing capacity (TLAC) (2)	135,476	135,635	138,049
Risk-weighted assets (1)(3)	$474,440	$474,253	$474,453
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	13.3	13.3	13.2
Tier 1 capital ratio	15.4	15.4	15.3
Total capital ratio	17.0	17.0	17.1
Total loss absorbing capacity ratio (2)	28.6	28.6	29.1
Leverage (4) :
Leverage exposures	$1,689,877	$1,642,918	$1,622,415
Leverage ratio (%)	4.3	4.4	4.5
Total loss absorbing capacity leverage ratio (%) (2)	8.0	8.3	8.5
(1)
The regulatory capital ratios as at Q1 2026 and Q2 2026 are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2025), whereas, the regulatory capital ratios for Q4 2025 were based on the OSFI Guideline – Capital Adequacy Requirements (November 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	As at April 30, 2026, January 31, 2026 and October 31, 2025, the Bank did not have a regulatory capital floor add-on to risk-weighted assets (RWA) for CET1, Tier 1, Total Capital and TLAC RWA.
(4)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank’s CET1 capital ratio was 13.3% as at April 30, 2026, unchanged from the prior quarter. The favourable impact of earnings less dividends and organic reduction in RWA were largely offset by RWA increases from model and methodology updates, unfavourable changes in accumulated other comprehensive income, and share repurchases.
The Bank’s Tier 1 capital and Total capital ratios were 15.4% and 17.0% respectively, as at April 30, 2026, unchanged from the prior quarter, as both Tier 1 and Tier 2 capital, and RWA were in line with the prior quarter.
The Leverage ratio was 4.3% as at April 30, 2026, a decrease of 10 basis points from prior quarter, primarily from higher leverage exposures.
As at April 30, 2026, the CET1, Tier 1, Total capital, and Leverage ratios were well above OSFI’s minimum capital ratios. The TLAC and TLAC Leverage ratios were 28.6% and 8.0% respectively, well above OSFI’s minimum requirements.

52	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Continuity of Common Equity Tier 1 ratio
(1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements.
Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $63 billion, as at April 30, 2026, and remains unchanged from the prior quarter. The favourable impact of earnings less dividends of $1.1 billion, lower regulatory capital deductions of $0.1 billion and other minor variances of $0.1 billion were offset by unfavourable changes in accumulated other comprehensive income of $0.7 billion and share buybacks net of issuances of $0.6 billion.
Risk-weighted assets
CET1 risk-weighted assets (RWA) remained largely unchanged compared to the prior quarter at $474.4 billion, as organic growth and favourable foreign exchange impact on RWA was offset by the impact of model and methodology changes.
Normal Course Issuer Bid
On April 2, 2026, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved the Bank’s new normal course issuer bid (the “2026 NCIB”) to repurchase for cancellation up to 15 million of the Bank’s common shares. Purchases under the 2026 NCIB commenced on April 7, 2026. The 2026 NCIB will terminate upon the earlier of: (i) the Bank purchasing 15 million common shares under the 2026 NCIB, (ii) the Bank providing notice of termination, or (iii) April 6, 2027. From the commencement of the 2026 NCIB on April 7, 2026 to April 30, 2026, the Bank repurchased and cancelled 2.1 million common shares at an average price of $101.66 per share for a total amount of $218 million, including tax.
On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2025 NCIB”) pursuant to which it may repurchase for cancellation up to 20 million of the Bank’s common shares. The 2025 NCIB commenced on May 30, 2025, and terminated on April 6, 2026. From commencement of the 2025 NCIB until April 1, 2026, the Bank repurchased and cancelled all of the 20 million common shares at an average price of $90.47 per share for a total amount of $1,846 million, including tax.
During the quarter ended April 30, 2026, the Bank repurchased and cancelled approximately 6.4 million common shares, including 2.1 million common shares under the 2026 NCIB, at an average price of $100.65 per share for a total of $655 million, including tax.
Common dividend
The Board of Directors, at its meeting on May 26, 2026, approved a dividend of $1.14 per share, an increase of 4 cents from last quarter. This quarterly dividend is payable to shareholders of record as of July 7, 2026, on July 29, 2026.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 168 of the Bank’s 2025 Annual Report.
Management’s judgement on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgements can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 90 of the Bank’s 2025 Annual Report).
Total derivative notional amounts were $12,350 billion as at April 30, 2026, compared to $12,100 billion as at January 31, 2026 (October 31, 2025 – $12,671 billion). The quarterly increase was due to higher volume of interest rate contracts partly offset by lower volume of foreign currency contracts. The total notional amount of over-the-counter
derivatives was $11,428 billion compared to $11,230 billion as at January 31, 2026 (October 31, 2025 – $11,716 billion), of which $8,702 billion was settled through central counterparties as at April 30, 2026 (January 31, 2026 – $8,516 billion; October 31, 2025 – $9,175 billion). The credit equivalent amount, which takes into account offsetting liabilities and collateral from master netting

Scotiabank Second Quarter Report 2026	53

MANAGEMENT’S DISCUSSION & ANALYSIS

arrangements, was $38.5 billion, compared to $38.7 billion at January 31, 2026. The decrease was primarily attributable to the impact of lower exposure to the foreign exchange contracts offset by an increase in commodity contracts.
Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations, guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 73 to 75 of the Bank’s 2025 Annual Report and Note 13 and Note 14 in the audited consolidated financial statements.
Structured entities
The Bank sponsors a total of three Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the three Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA) or a liquidity agreement (LA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA or LA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $9.4 billion as of April 30, 2026 (October 31, 2025 – $8.6 billion). As of April 30, 2026, total commercial paper outstanding for these conduits was $7.4 billion (October 31, 2025 – $7.0 billion). Funded assets purchased and held by these conduits as of April 30, 2026, as reflected at amortized cost, were $7.3 billion (October 31, 2025 – $7.0 billion). Other than the changes noted above, there has been no significant change in the composition or risk profile of these conduits since October 31, 2025.
Securitization
The Bank securitizes a portion of its Canadian personal and small business credit card receivables (receivables) through Trillium Credit Card Trust II (Trillium), a consolidated Bank-sponsored structured entity. Trillium issues senior and subordinated notes to investors. The proceeds of such issuances are used to purchase co-ownership
interests in the receivables originated by the Bank. The sale of such co-ownership
interests does not qualify for derecognition and therefore the receivables continue to be recognized on the Bank’s Consolidated Statement of Financial Position. Recourse of the noteholders is limited to the purchased co-ownership
interests. During the quarter, $1.1 billion receivables were securitized through Trillium. As at April 30, 2026, U.S.$2.6 billion ($3.5 billion Canadian dollar equivalent) (October 31, 2025 – U.S.$2.3 billion, $3.2 billion Canadian dollar equivalent) Class A notes; and U.S.$226 million ($307 million Canadian dollar equivalent) (October 31, 2025 – U.S.$196 million, $274 million Canadian dollar equivalent) subordinated Class B and Class C notes were outstanding and included in Deposits – Business and government on the Consolidated Statement of Financial Position. As at April 30, 2026, assets pledged in relation to the offered and retained notes were credit card receivables, denominated in Canadian dollars, of $4.1 billion (October 31, 2025 – $3.6 billion).
Regulatory Developments
The Bank continues to monitor global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Regulatory Developments section in the Bank’s 2025 Annual Report. Updates during the quarter are as follows:
Liquidity Adequacy Requirement
OSFI’s Liquidity Adequacy Requirement (LAR) Guideline sets expectations for federally regulated financial institutions to maintain sufficient liquidity to support deposit withdrawal, and meet payment and settlement obligations, including during periods of financial stress. The 2025 LAR Guideline, published on November 21, 2024 and effective April 1, 2025, introduced an Intraday Liquidity Regulatory Return Metric to assess whether institutions that act as direct clearers in Canada’s High-Value Payment System can meet intraday payment and settlement obligations under stress scenarios, and enhanced OSFI’s intraday liquidity risk monitoring tools. The 2026 LAR Guideline, published on January 29, 2026 and effective May 1, 2026, further clarified the classification and regulatory treatment of structured notes and certain deposit products. The Bank has implemented changes in response to the updated rules.
New Anti-Money Laundering Legislation
On March 26, 2026, the
Strengthening Canada’s Immigration System and Borders Act
(Bill
C-12)
received royal assent, amending Canada’s anti-money laundering legislation, the
Proceeds of Crime (Money Laundering) and Terrorist Financing Act
(PCMLTFA). The amendments aim to strengthen the administrative monetary penalty (AMP) framework by significantly increasing the maximum monetary penalties for non-compliance.
The Bank maintains an AML/ATF and Sanctions Program reasonably designed to support compliance with the PCMLTFA, including implementing any necessary changes to comply with any new requirements.

54	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Accounting Policies and Controls
Accounting policies and estimates
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34
Interim Financial Reporting
, using the same accounting policies as described in Note 3 of the audited consolidated financial statements in the 2025 Annual Report.
The preparation of financial statements requires management to make estimates, assumptions and apply judgements that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. For more information on the Bank’s significant accounting estimates, assumptions and judgements, refer to Note 2 of the condensed interim consolidated financial statements and Note 2 of the audited consolidated financial statements in the 2025 Annual Report.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 4 of the audited consolidated financial statements in the 2025 Annual Report.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended April 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2025 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Scotiabank Second Quarter Report 2026	55

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data
T37 Shares and other instruments

April 30, 2026	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$22,002		$1.14		1,226,787	n/a

NVCC Additional Tier 1 Securities (3)(5)	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes	U.S.$	1,250	U.S.$	16.6285		6.578	1,250
Limited Recourse Capital Notes Series 1		$1,250		$9.2500		3.700	1,250
Limited Recourse Capital Notes Series 2	U.S.$	600	U.S.$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4	U.S.$	750	U.S.$	21.5625		8.625	750
Limited Recourse Capital Notes Series 5	U.S.$	750	U.S.$	20.0000		8.000	750
Limited Recourse Capital Notes Series 6	U.S.$	1,000	U.S.$	18.3750		7.350	1,000
Limited Recourse Capital Notes Series 7	U.S.$	1,000	U.S.$	17.1875		6.875	1,000

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025 (6)					U.S.$	–	4.500
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due August 2033						$1,000	5.679
Subordinated debentures due December 2033					JPY	12,000	1.830
Subordinated debentures due August 2034						$1,000	4.959
Subordinated debentures due May 2037					U.S.$	1,250	4.588

Other	Amount ($ millions)		Distribution (4)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (7)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							9,599
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on May 27, 2026. The Board of Directors, at its meeting on May 26, 2026, approved a dividend payable on July 29, 2026 to shareholders of record as of July 7, 2026.

(2)	As at May 15, 2026, the number of outstanding common shares and options were 1,226,076 thousand and 9,583 thousand, respectively.
(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 20 and 23 of the audited consolidated financial statements in the 2025 Annual Report for further details. The maximum number of common shares issuable on conversion of NVCC subordinated debentures and NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes as at April 30, 2026 would be 4,256 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)	Distributions per face amount of $1,000 or U.S. $1,000 semi-annually or quarterly, as applicable.
(5)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(6)	On December 16, 2025, all U.S. $1,250 million of outstanding 4.500% subordinated debentures matured. The principal plus accrued interest were paid to noteholders on the maturity date.
(7)	These securities have exchange features. Refer to Table 33 in the Bank’s 2025 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 20, 23 and 25 of the audited consolidated financial statements in the 2025 Annual Report.

56	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance for Credit Losses Ratio:
The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Impaired Loans Ratio
:
The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Performing Loans Ratio
:
The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance against Impaired Loans as a % of Gross Impaired Loans
:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA
):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM
):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Attributed Capital:
The amount of common equity allocated to each operating segment is referred to as attributed capital. The attribution of capital within each operating segment is intended to approximate a percentage of the Basel III common equity capital requirements based on credit, market and operational risks and leverage inherent within each operating segment.
Bankers’ Acceptances (BAs
):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point (bps):
A unit of measure defined as
one-hundredth
of one percent.
Book Value per Common Share:
Common shareholders’ equity divided by the number of outstanding common shares at the end of the period.
Canadian Overnight Repo Rate Average (CORRA):
CORRA measures the cost of overnight general collateral funding in Canadian dollars using Government of Canada treasury bills and bonds as collateral for repurchase transactions.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.

Scotiabank Second Quarter Report 2026	57

MANAGEMENT’S DISCUSSION & ANALYSIS

Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.
Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is used to measure the return generated by the Bank’s core earning assets, net of the cost of funding. Net interest margin is calculated as core net interest income divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Non-Viability
Contingent Capital (NVCC):
In order to qualify for inclusion in regulatory capital, all non-common
Tier 1 and Tier 2 capital instruments must be capable of absorbing losses at the point of non-viability
of a financial institution. This will ensure that investors in such instruments bear losses before taxpayers where the government determines that it is in the public interest to rescue a non-viable
bank.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest
expenses.
Operating Segment Return on Equity:
Ratio of net income attributable to common shareholders of the operating segment and the capital attributed.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
This ratio represents
non-interest
expenses as a percentage of total revenue. Management uses the productivity ratio as a measure of the Bank’s efficiency.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 11.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each operating segment. Return on equity for the operating segments is calculated as a ratio of net income attributable to common shareholders of the operating segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2025). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Basel III Framework. In addition, the Bank uses the standardized approach to calculate market risk capital and operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.

58	Scotiabank Second Quarter Report 2026

MANAGEMENT’S DISCUSSION & ANALYSIS

Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.
Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
Under the TEB methodology,
tax-exempt
income earned on certain securities and associated corporations was grossed-up
to an equivalent before tax basis. Corresponding increases were made to the provision for income taxes; hence, there was no impact on the segment’s net income. The elimination of the TEB gross-up
was recorded in the Other segment, resulting in no impact on the consolidated results.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall change in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Trading-Related Revenue:
This measure consists of net interest income and
non-interest
income. Included are unrealized gains and losses on trading security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from trading securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded.
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank Second Quarter Report 2026	59

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent.
Sovereign:
Defined as a debt obligation of a sovereign, central bank, multi development banks and public sector entities (PSEs) as defined in the OSFI Guideline – Capital Adequacy Requirements (November 2025).
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has higher risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to U.S. $150 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel III Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2023, the capital floor add-on
is determined under the Basel III Framework by comparing RWA generated for internally modelled and standardized portfolios to RWA calculated under a fully standardized approach at the required capital floor calibration. A shortfall to the capital floor RWA requirement is added to the Bank’s RWA.

60	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

62	Condensed Interim Consolidated Financial Statements

67	Notes to the Condensed Interim Consolidated Financial Statements

	67	Note 1 - Reporting entity

	67	Note 2 - Basis of preparation

	67	Note 3 - Material accounting policies

	67	Note 4 - Future accounting developments

	67	Note 5 - Cash and deposits with financial institutions

	68	Note 6 - Investment securities

	69	Note 7 - Loans, impaired loans and allowance for credit losses

	80	Note 8 - Investments in associates

80	Note 9 - Deposits

81	Note 10 - Capital and financing transactions

81	Note 11 - Capital management

81	Note 12 - Share-based payments

82	Note 13 - Employee benefits

82	Note 14 - Operating segments

84	Note 15 - Interest income and expense

85	Note 16 - Earnings per share

85	Note 17 - Fair value of financial instruments

91	Note 18 - Corporate income taxes

91	Note 19 - Divestitures

Scotiabank Second Quarter Report 2026	61

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	April 30 2026	January 31 2026	October 31 2025
Assets
Cash and deposits with financial institutions	5	$79,301	$73,838	$65,967
Precious metals		10,200	11,543	5,156
Trading assets
Securities		149,705	151,821	140,844
Loans		6,537	8,052	8,487
Other		1,447	1,170	2,892
		157,689	161,043	152,223
Securities purchased under resale agreements and securities borrowed		253,177	215,379	203,008
Derivative financial instruments		46,709	47,788	46,531
Investment securities	6	149,806	142,399	149,948
Loans
Residential mortgages	7	368,495	368,619	370,191
Personal loans	7	108,355	107,579	110,567
Credit cards	7	16,040	16,112	18,045
Business and government	7	271,694	270,167	279,705
		764,584	762,477	778,508
Allowance for credit losses	7(c)	7,150	7,002	7,463
		757,434	755,475	771,045
Other
Customers’ liability under acceptances, net of allowance		155	173	177
Property and equipment		5,314	5,275	4,881
Investments in associates	8	7,660	7,579	6,317
Goodwill and other intangible assets		15,970	16,122	16,169
Deferred tax assets		3,136	3,284	3,253
Other assets		34,970	36,081	35,367
		67,205	68,514	66,164
Total assets		$1,521,521	$1,475,979	$1,460,042
Liabilities
Deposits
Personal	9	$295,240	$295,199	$301,718
Business and government	9	644,305	631,375	627,667
Financial institutions	9	41,944	45,108	36,894
		981,489	971,682	966,279
Financial instruments designated at fair value through profit or loss	17( a )	48,629	47,740	47,165
Other
Acceptances		157	174	178
Obligations related to securities sold short		38,064	33,147	38,104
Derivative financial instruments		56,854	58,165	56,031
Obligations related to securities sold under repurchase agreements and securities lent		238,663	204,760	189,144
Subordinated debentures		5,766	5,807	7,692
Other liabilities		63,317	65,482	66,862
		402,821	367,535	358,011
Total liabilities		1,432,939	1,386,957	1,371,455
Equity
Common equity
Common shares	10	22,002	22,089	22,067
Retained earnings		59,876	59,299	58,916
Accumulated other comprehensive income (loss)		(4,604)	(3,688)	(3,826)
Other reserves		(52)	(51)	(230)
Total common equity		77,222	77,649	76,927
Preferred shares and other equity instruments		9,939	9,939	9,939
Total equity attributable to equity holders of the Bank		87,161	87,588	86,866
Non-controlling interests in subsidiaries		1,421	1,434	1,721
Total equity		88,582	89,022	88,587
Total liabilities and equity		$1,521,521	$1,475,979	$1,460,042
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

62	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended			For the six months ended
(Unaudited) ($ millions)	Note	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Revenue
Interest income (1)
Loans		$10,131	$10,410	$10,922	$20,541	$22,459
Securities		1,652	1,661	1,993	3,313	4,157
Securities purchased under resale agreements and securities borrowed		829	802	661	1,631	1,277
Deposits with financial institutions		483	458	711	941	1,374
	15	13,095	13,331	14,287	26,426	29,267
Interest expense
Deposits		6,989	7,207	8,267	14,196	17,355
Subordinated debentures		67	76	103	143	202
Other		518	466	647	984	1,267
	15	7,574	7,749	9,017	15,323	18,824
Net interest income		5,521	5,582	5,270	11,103	10,443
Non-interest income
Card revenues		205	252	223	457	441
Banking services fees		455	482	496	937	998
Credit fees		315	327	291	642	617
Mutual funds		696	720	607	1,416	1,242
Brokerage fees		405	413	349	818	702
Investment management and trust		304	302	288	606	574
Underwriting and advisory fees		229	250	246	479	469
Non-trading foreign exchange		267	251	216	518	480
Trading revenues		439	703	405	1,142	1,060
Net gain on sale of investment securities		14	19	7	33	38
Net income from investments in associated corporations		222	189	159	411	272
Insurance service results		135	122	121	257	246
Other fees and commissions		415	418	391	833	813
Other		215	(384)	11	(169)	57
		4,316	4,064	3,810	8,380	8,009
Total revenue		9,837	9,646	9,080	19,483	18,452
Provision for credit losses		1,217	1,176	1,398	2,393	2,560
		8,620	8,470	7,682	17,090	15,892
Non-interest expenses
Salaries and employee benefits		2,779	2,941	2,641	5,720	5,350
Premises and technology		835	799	814	1,634	1,614
Depreciation and amortization		410	385	393	795	796
Communications		91	92	103	183	200
Advertising and business development		179	185	159	364	315
Professional		177	159	229	336	434
Business and capital taxes		165	179	171	344	355
Other		553	559	600	1,112	2,537
		5,189	5,299	5,110	10,488	11,601
Income before taxes		3,431	3,171	2,572	6,602	4,291
Income tax expense	18	799	872	540	1,671	1,266
Net income		$2,632	$2,299	$2,032	$4,931	$3,025
Net income attributable to non-controlling interests in subsidiaries		37	12	56	49	(98)
Net income attributable to equity holders of the Bank		$2,595	$2,287	$1,976	$4,882	$3,123
Preferred shareholders and other equity instrument holders		127	132	135	259	257
Common shareholders		$2,468	$2,155	$1,841	$4,623	$2,866
Earnings per common share (in dollars)
Basic	16	$2.01	$1.75	$1.48	$3.75	$2.30
Diluted	16	2.00	1.73	1.48	3.73	2.15
Dividends paid per common share (in dollars)		1.10	1.10	1.06	2.20	2.12
(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $12,848 for the three months ended April 30, 2026 (January 31, 2026 – $13,125; April 30, 2025 – $13,943) and for the six months ended April 30, 2026 – $25,973 (April 30, 2025 – $28,520).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2026	63

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended			For the six months ended
(Unaudited) ($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Net income	$2,632	$2,299	$2,032	$4,931	$3,025
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	(586)	(35)	(1,847)	(621)	(202)
Net gains (losses) on hedges of net investments in foreign operations	86	162	539	248	(144)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	(5)	(17)	(21)	(22)	(17)
Net gains (losses) on hedges of net investments in foreign operations	23	43	149	66	(41)
	(518)	101	(1,436)	(417)	(288)
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	(776)	(178)	1,164	(954)	1,304
Reclassification of net (gains) losses to net income	531	460	(1,056)	991	(1,163)
Income tax expense (benefit):
Net gains (losses) in fair value	(211)	(52)	311	(263)	343
Reclassification of net (gains) losses to net income	147	146	(286)	293	(310)
	(181)	188	83	7	108
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	(1,083)	87	2,522	(996)	2,318
Reclassification of net (gains) losses to net income	322	(249)	(1,759)	73	(1,096)
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	(366)	74	758	(292)	726
Reclassification of net (gains) losses to net income	158	(117)	(561)	41	(406)
	(553)	(119)	566	(672)	902
Net changes in finance income/(expense) from insurance contracts:
Net finance income/(expense) from insurance contracts	–	4	(2)	4	3
Income tax expense (benefit)	–	1	(1)	1	–
	–	3	(1)	3	3
Other comprehensive income (loss) from investments in associates	(63)	13	110	(50)	48
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	64	268	(255)	332	5
Income tax expense (benefit)	15	85	(69)	100	9
	49	183	(186)	232	(4)
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	23	3	49	26	53
Income tax expense (benefit)	2	(3)	34	(1)	26
	21	6	15	27	27
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	413	(246)	512	167	248
Income tax expense (benefit)	115	(68)	142	47	69
	298	(178)	370	120	179
Other comprehensive income (loss) from investments in associates	1	(13)	14	(12)	7
Other comprehensive income (loss)	(946)	184	(465)	(762)	982
Comprehensive income (loss)	$1,686	$2,483	$1,567	$4,169	$4,007
Comprehensive income (loss) attributable to non-controlling interests	7	58	(7)	65	(72)
Comprehensive income (loss) attributable to equity holders of the Bank	1,679	2,425	1,574	4,104	4,079
Preferred shareholders and other equity instrument holders	127	132	135	259	257
Common shareholders	$1,552	$2,293	$1,439	$3,845	$3,822
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6 4	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

	For the six months ended April 30, 2026
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2025	$22,067	$58,916	$(2,851)	$42	$398	$(1,140)	$(275)	$(230)	$76,927	$9,939	$86,866	$1,721	$88,587
Net income	–	4,623	–	–	–	–	–	–	4,623	259	4,882	49	4,931
Other comprehensive income (loss)	–	–	(410)	8	37	(673)	260	–	(778)	–	(778)	16	(762)
Total comprehensive income	$–	$4,623	$(410)	$8	$37	$(673)	$260	$–	3,845	$259	$4,104	$65	$4,169
Shares/instruments issued	140	–	–	–	–	–	–	(11)	129	–	129	–	129
Shares repurchased/redeemed	(205)	(945)	–	–	–	–	–	–	(1,150)	–	(1,150)	–	(1,150)
Dividends and distributions paid to equity holders	–	(2,710)	–	–	–	–	–	–	(2,710)	(259)	(2,969)	(52)	(3,021)
Share-based payments (3)	–	–	–	–	–	–	–	10	10	–	10	–	10
Other	–	(8)	–	–	–	–	–	179	171	–	171	(313)	(142)
Balance as at April 30, 2026	$22,002	$59,876	$(3,261)	$50	$435	$(1,813)	$(15)	$(52)	$77,222	$9,939	$87,161	$1,421	$88,582

	For the six months ended April 30, 2025
			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total
Balance as at October 31, 2024	$22,054	$57,751	$(3,559)	$(491)	$339	$(2,197)	$(239)	$(68)	$73,590	$8,779	$82,369	$1,707	$84,076
Net income	–	2,866	–	–	–	–	–	–	2,866	257	3,123	(98)	3,025
Other comprehensive income (loss)	–	–	(292)	108	29	906	205	–	956	–	956	26	982
Total comprehensive income	$–	$2,866	$(292)	$108	$29	$906	$205	$–	$3,822	$257	$4,079	$(72)	$4,007
Shares/instruments issued	84	–	–	–	–	–	–	(5)	79	1,453	1,532	–	1,532
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends and distributions paid to equity holders	–	(2,641)	–	–	–	–	–	–	(2,641)	(257)	(2,898)	(47)	(2,945)
Share-based payments (3)	–	–	–	–	–	–	–	11	11	–	11	–	11
Other	–	(11)	–	–	–	–	–	(164)	(175)	–	(175)	–	(175)
Balance as at April 30, 2025	$22,138	$57,965	$(3,851)	$(383)	$368	$(1,291)	$(34)	$(226)	$74,686	$10,232	$84,918	$1,588	$86,506
(1)	Includes undistributed retained earnings of $77 (April 30, 2025 – $74) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits, Own credit risk, and Insurance contracts.
(3)	Represents amounts on account of share-based payments (refer to Note 12).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank Second Quarter Report 2026	6 5

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(Unaudited) ($ millions)	For the three months ended		For the six months ended
Sources (uses) of cash flows	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Cash flows from operating activities
Net income	$2,632	$2,032	$4,931	$3,025
Adjustment for:
Net interest income	(5,521)	(5,270)	(11,103)	(10,443)
Depreciation and amortization	410	393	795	796
Provision for credit losses	1,217	1,398	2,393	2,560
Equity-settled share-based payment expense	2	3	10	11
Net gain on sale of investment securities	(14)	(7)	(33)	(38)
Net (gain)/loss on divestitures	–	35	434	1,397
Net income from investments in associated corporations	(222)	(159)	(411)	(272)
Income tax expense	799	540	1,671	1,266
Changes in operating assets and liabilities:
Trading assets	2,954	5,211	(8,223)	934
Securities purchased under resale agreements and securities borrowed	(38,571)	(2,684)	(54,729)	7,604
Loans	(5,998)	(1,239)	(10,498)	1,633
Deposits	14,390	(2,863)	47,242	5,187
Obligations related to securities sold short	4,990	2,147	345	1,420
Obligations related to securities sold under repurchase agreements and securities lent	34,756	1,520	54,775	(12,208)
Net derivative financial instruments	(1,525)	4,962	(631)	9,529
Other, net	2,213	(8,165)	(5,835)	(13,513)
Interest and dividends received	12,960	14,374	26,537	29,829
Interest paid	(7,422)	(9,074)	(15,838)	(19,585)
Income tax paid	(974)	(675)	(1,881)	(1,919)
Net cash from/(used in) operating activities	17,076	2,479	29,951	7,213
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(5,507)	5,548	(16,892)	1,483
Purchase of investment securities	(30,786)	(25,564)	(45,696)	(42,679)
Proceeds from sale and maturity of investment securities	22,364	20,833	39,606	40,900
Acquisition/divestiture of subsidiaries, associated corporations or business units, net of cash acquired	–	211	(1,239)	(2,637)
Property and equipment, net of disposals	(125)	(120)	(356)	(128)
Other, net	2	(56)	59	(199)
Net cash from/(used in) investing activities	(14,052)	852	(24,518)	(3,260)
Cash flows from financing activities
Redemption of subordinated debentures	–	–	(1,786)	–
Proceeds from preferred shares and other equity instruments issued	–	–	–	1,453
Proceeds from common shares issued	29	2	140	84
Common shares purchased for cancellation	(642)	–	(1,127)	–
Cash dividends and distributions paid	(1,479)	(1,456)	(2,969)	(2,898)
Distributions to non-controlling interests	(26)	(31)	(52)	(47)
Payment of lease liabilities	(78)	(73)	(148)	(149)
Other, net	(400)	(550)	(520)	(957)
Net cash from/(used in) financing activities	(2,596)	(2,108)	(6,462)	(2,514)
Effect of exchange rate changes on cash and cash equivalents	(57)	(312)	(124)	(37)
Net change in cash and cash equivalents	371	911	(1,153)	1,402
Cash and cash equivalents at beginning of period (1)	8,732	9,897	10,256	9,406
Cash and cash equivalents at end of period (1)	$9,103	$10,808	$9,103	$10,808
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

6 6	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, using the same accounting policies as described in Note 3 of the audited consolidated financial statements in the 2025 Annual Report.
These condensed interim consolidated financial statements do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements in the 2025 Annual Report.
The condensed interim consolidated financial statements for the quarter ended April 30, 2026 have been approved by the Board of Directors for issue on May 27, 2026.
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgements
The preparation of financial statements requires management to make estimates, assumptions and apply judgements that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. The areas requiring estimates, assumptions and judgements are consistent with those disclosed in Note 2 of the audited consolidated financial statements in the 2025 Annual Report. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.
Currently, there continues to be uncertainty surrounding U.S. trade policies and the impact of tariffs as well as geopolitical developments, including the conflict in the Middle East and its impact on global commodity markets. This results in increased measurement uncertainty for estimates used in financial reporting. In particular, the allowance for credit losses, using an expected credit loss approach as required under IFRS 9, is estimated using complex models and incorporates inputs, assumptions, and techniques that require a high degree of judgement and is heavily dependent on the forecast of macroeconomic variables. Due to the ongoing uncertainty surrounding the macroeconomic environment, estimates and valuation models applied based on conditions and information existing as at April 30, 2026 may be significantly different from the actual outcome.

3.	Material accounting policies
These condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2025 included in the 2025 Annual Report.
The material accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those as described in Note 3 of the audited consolidated financial statements in the 2025 Annual Report.

4.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 4 of the Bank’s audited consolidated financial statements in the 2025 Annual Report.

5.	Cash and deposits with financial institutions

	As at
($ millions)	April 30 2026		January 31 2026		October 31 2025
Cash and non-interest-bearing deposits with financial institutions	$9,103		$8,732		$10,256
Interest-bearing deposits with financial institutions	70,198		65,106		55,711
Total	$79,301	(1)	$73,838	(1)	$65,967	(1)
(1)	Net of allowances of $3 (January 31, 2026 – $3; October 31, 2025 – $4).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,720 million (January 31, 2026 – $5,216 million; October 31, 2025 – $6,759 million) and are included above.

Scotiabank Second Quarter Report 2026	6 7

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	April 30 2026	January 31 2026	October 31 2025
Debt investment securities measured at FVOCI	$125,491	$117,567	$123,732
Debt investment securities measured at amortized cost	21,988	22,452	23,722
Equity investment securities designated at FVOCI	313	377	398
Equity investment securities measured at FVTPL	2,012	1,980	2,073
Debt investment securities measured at FVTPL	2	23	23
Total investment securities	$149,806	$142,399	$149,948
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at April 30, 2026 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$23,492	$107	$156	$23,443
Canadian provincial and municipal debt	24,000	144	151	23,993
U.S. treasury and other U.S. agency debt	47,400	242	552	47,090
Other foreign government debt	27,698	230	215	27,713
Other debt	3,261	15	24	3,252
Total	$125,851	$738	$1,098	$125,491

As at January 31, 2026 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$22,078	$218	$87	$22,209
Canadian provincial and municipal debt	21,037	281	78	21,240
U.S. treasury and other U.S. agency debt	45,372	418	485	45,305
Other foreign government debt	25,766	397	231	25,932
Other debt	2,873	28	20	2,881
Total	$117,126	$1,342	$901	$117,567

As at October 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$22,815	$359	$64	$23,110
Canadian provincial and municipal debt	20,490	430	77	20,843
U.S. treasury and other U.S. agency debt	49,111	483	558	49,036
Other foreign government debt	27,570	358	202	27,726
Other debt	3,007	31	21	3,017
Total	$122,993	$1,661	$922	$123,732
(b) Debt investment securities measured at amortized cost

	As at
	April 30, 2026		January 31, 2026		October 31, 2025
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value (1)	Fair value	Carrying value (1)
Canadian federal and provincial government issued or guaranteed debt	$5,733	$5,698	$5,663	$5,594	$5,553	$5,467
U.S. treasury and other U.S. agency debt	13,596	14,114	14,229	14,689	15,178	15,758
Other foreign government debt	1,907	1,906	1,935	1,932	2,285	2,281
Corporate debt	274	270	242	237	223	216
Total	$21,510	$21,988	$22,069	$22,452	$23,239	$23,722

(1)	Balances are net of allowances, which are $2 (January 31, 2026 – $1; October 31, 2025 – $1).

6 8	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)

As at April 30, 2026 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$154	$160	$1	$313
Total	$154	$160	$1	$313

As at January 31, 2026 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$154	$224	$1	$377
Total	$154	$224	$1	$377

As at October 31, 2025 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$178	$221	$1	$398
Total	$178	$221	$1	$398
Dividend income earned on equity securities designated at FVOCI of $8 million for the three months ended April 30, 2026 (January 31, 2026 – $0.1 million; April 30, 2025 – $9 million) and for the six months ended April 30, 2026 – $8 million (April 30, 2025 – $45 million) has been recognized in interest income.
During the three months ended April 30, 2026, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $87 million (January 31, 2026 – $nil; April 30, 2025 – $2 million) and for the six months ended April 30, 2026 – $87 million (April 30, 2025 – $1,814 million) for economic reasons and according to its investment strategy. This has resulted in a realized gain of $87 million in the three months ended April 30, 2026 (January 31, 2026 – $nil; April 30, 2025 – $0.02 million) and for the six months ended April 30, 2026 – realized gain of $87 million (April 30, 2025 – $539 million).

7.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	April 30, 2026
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$368,495	$1,450	$367,045
Personal loans	108,355	2,254	106,101
Credit cards	16,040	1,166	14,874
Business and government	271,694	2,280	269,414
Total	$764,584	$7,150	$757,434

	As at
	January 31, 2026			October 31, 2025
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$368,619	$1,439	$367,180	$370,191	$1,460	$368,731
Personal loans	107,579	2,216	105,363	110,567	2,432	108,135
Credit cards	16,112	1,215	14,897	18,045	1,355	16,690
Business and government	270,167	2,132	268,035	279,705	2,216	277,489
Total	$762,477	$7,002	$755,475	$778,508	$7,463	$771,045

Scotiabank Second Quarter Report 2026	6 9

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Impaired loans
(1)

	As at
	April 30, 2026
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,904	$841	$2,063
Personal loans	975	566	409
Credit cards	–	–	–
Business and government	3,729	1,001	2,728
Total	$7,608	$2,408	$5,200
By geography:
Canada	$2,798	$796	$2,002
United States	124	13	111
Mexico	1,515	570	945
Peru	739	367	372
Chile	1,452	344	1,108
Other international	980	318	662
Total	$7,608	$2,408	$5,200

	As at
	January 31, 2026			October 31, 2025
($ millions)	Gross impaired loans	Allowance for credit losses	Net carrying amount	Gross impaired loans	Allowance for credit losses	Net carrying amount
Residential mortgages	$2,955	$834	$2,121	$2,903	$840	$2,063
Personal loans	1,063	570	493	1,071	604	467
Credit cards	–	–	–	–	–	–
Business and government	3,230	883	2,347	3,270	897	2,373
Total	$7,248	$2,287	$4,961	$7,244	$2,341	$4,903
By geography:
Canada	$2,674	$786	$1,888	$2,416	$683	$1,733
United States	158	17	141	–	–	–
Mexico	1,533	554	979	1,494	535	959
Peru	778	383	395	823	400	423
Chile	1,516	351	1,165	1,420	332	1,088
Other international	589	196	393	1,091	391	700
Total	$7,248	$2,287	$4,961	$7,244	$2,341	$4,903

(1)	Interest income recognized on impaired loans during the three months ended April 30, 2026 was $29 (January 31, 2026 – $28; October 31, 2025 – $23).
(c) Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of a set of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates, and house price indices, which are closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgement both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

70	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events, up to the date of the financial statements. As required under IFRS 9, the allowance for credit losses at each reporting period must be based on inputs, assumptions and information available up to that date.
The Bank has generated a forward-looking base case scenario and three alternative forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected loss provisioning models. Given the uncertainty surrounding U.S. trade policies and the direction of tariffs, the scenarios as of April 30, 2026 have varying assumptions of imposed tariffs. The base case scenario assumes tariffs announced and implemented, avoiding speculation on future announcements, including potential trade deals and tariff pauses. Differing assumptions are reflected in the alternative scenarios described below. As new information comes to light in the future, the scenarios and assumptions will be updated accordingly.
The war in Iran since the end of February contributed to lift oil prices and uncertainty significantly, adding economic headwinds to those already generated by increased trade frictions imposed by the U.S. since early 2025. Our base case working assumptions are that the situation in the Middle East will start improving around mid-2026, and oil prices will start declining gradually thereafter, although expected to stay above previous baseline levels over the forecast period. The impact from this war on Canada’s economic activity is largely neutral as positive wealth inflows from its net oil exporter status, are offset by increased uncertainty and tighter financial conditions. In our current base case, Canada’s economic growth is expected to slow from 2025 to 2026 as the economy continues to adjust to the higher tariff landscape and softer economic and labour market conditions early in the year. Canada’s economy strengthens in 2027, supported by fading negative trade effects and fiscal policy initiatives, notably on defense and infrastructure. U.S. economic growth is also expected to slow modestly from 2025 to 2026 with reduced support to household and business expenditures from equity markets and weaker consumption from a soft labour market. Stronger inflation pressures in both economies, including from higher oil prices, are forecast to lead to a higher expected profile for their monetary policy rate in 2026, and also 2027 in the case of the U.S.
The optimistic scenario features somewhat stronger economic activity relative to the base case. The pessimistic scenario features a negative demand-type shock with globally tighter financial conditions, weaker growth and inflation, and lower monetary policy rates than in the base case scenario. It also assumes a combination of U.S. imposed tariffs on world economies, including an effective tariff of

7.5
%

on imports from Canada and Mexico, while facing no retaliation from these countries. The very pessimistic scenario features a strong stagflationary impulse that leads to a protracted period of financial market uncertainty. Ongoing geopolitical events in Iran also contribute to this stagflation impulse through higher prices for oil and other commodities. This scenario also assumes U.S. imposed tariffs with a magnitude about three times that of the pessimistic scenario. Under this scenario, all countries retaliate. This results in higher inflation, requiring central banks to raise their policy rates to higher levels than in the base case in order to bring inflation under control, which will dampen economic activity.

Scotiabank Second Quarter Report 2026	7 1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements are incorporated through expert credit judgement. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at April 30, 2026	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.6	2.0	2.6	2.9	-1.0	2.6	-4.4	3.3
Consumer price index, y/y %	3.1	1.9	3.3	2.4	2.6	1.7	6.5	2.1
Unemployment rate, average %	6.4	5.9	5.9	4.5	7.6	6.5	10.4	7.1
Bank of Canada overnight rate target, average %	2.8	2.9	3.1	3.7	2.1	2.4	3.5	3.5
HPI - Housing Price Index, y/y % change	-1.6	4.7	-0.9	6.2	-5.6	5.3	-8.9	4.8
USD/CAD exchange rate, average	1.34	1.30	1.33	1.28	1.40	1.28	1.48	1.30
U.S.
Real GDP growth, y/y % change	1.6	2.4	2.2	3.3	-1.1	3.1	-3.9	3.6
Consumer price index, y/y %	3.0	2.4	3.2	2.8	3.2	2.3	6.8	2.6
Target federal funds rate, upper limit, average %	3.6	3.4	3.8	4.0	3.5	3.0	4.4	4.1
Unemployment rate, average %	4.3	4.0	4.1	3.6	5.7	4.5	8.1	4.8
Mexico
Real GDP growth, y/y % change	0.9	1.9	1.3	2.6	-1.6	2.4	-4.8	3.1
Unemployment rate, average %	3.5	3.8	3.3	3.3	4.2	3.9	6.5	4.8
Chile
Real GDP growth, y/y % change	2.5	2.1	3.3	3.0	0.1	2.7	-4.0	3.7
Unemployment rate, average %	8.1	7.3	7.9	6.8	9.3	7.5	11.6	8.0
Peru
Real GDP growth, y/y % change	3.3	2.7	4.4	3.5	0.7	3.2	-0.8	3.8
Unemployment rate, average %	5.8	6.0	5.4	5.1	6.9	6.4	10.9	7.5
Caribbean
Real GDP growth, y/y % change	3.7	4.0	4.1	4.7	1.8	4.4	-0.6	4.9
Global
WTI oil price, average USD/bbl	85	69	89	83	74	63	130	74
Copper price, average USD/lb	5.39	5.86	5.51	6.38	4.99	5.74	5.41	5.72
Global GDP, y/y % change	2.4	2.8	3.2	3.7	0.3	3.4	-2.3	3.9

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at January 31, 2026	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.5	1.9	2.2	2.8	-1.0	2.4	-4.3	3.1
Consumer price index, y/y %	2.2	2.2	2.4	2.6	1.7	2.0	5.4	2.4
Unemployment rate, average %	6.4	5.8	6.1	4.6	7.6	6.4	10.4	7.0
Bank of Canada overnight rate target, average %	2.4	3.0	2.8	3.7	2.1	2.5	3.3	3.5
HPI - Housing Price Index, y/y % change	3.5	5.4	4.3	6.9	-0.5	5.9	-3.9	5.5
USD/CAD exchange rate, average	1.35	1.31	1.34	1.30	1.41	1.30	1.50	1.31
U.S.
Real GDP growth, y/y % change	1.6	2.3	2.0	3.3	-0.9	3.0	-3.7	3.5
Consumer price index, y/y %	2.4	2.6	2.6	2.9	2.6	2.5	6.0	2.8
Target federal funds rate, upper limit, average %	3.1	3.3	3.2	3.7	3.0	2.9	3.8	3.9
Unemployment rate, average %	4.3	4.1	4.3	3.8	5.7	4.6	7.9	5.0
Mexico
Real GDP growth, y/y % change	0.6	2.0	1.1	2.8	-1.7	2.4	-4.8	3.1
Unemployment rate, average %	3.3	3.8	3.2	3.2	4.0	3.9	6.1	4.7
Chile
Real GDP growth, y/y % change	2.5	2.1	3.6	2.9	0.3	2.6	-3.7	3.5
Unemployment rate, average %	7.9	7.4	7.6	6.9	9.0	7.5	11.2	8.0
Peru
Real GDP growth, y/y % change	3.2	2.7	4.6	3.6	0.8	3.2	-0.8	3.8
Unemployment rate, average %	5.8	5.9	5.1	5.0	6.8	6.3	10.6	7.4
Caribbean
Real GDP growth, y/y % change	3.6	4.0	4.2	4.8	1.4	4.4	-1.8	5.1
Global
WTI oil price, average USD/bbl	60	61	63	72	52	56	45	51
Copper price, average USD/lb	4.75	5.09	4.85	5.49	4.42	5.00	4.08	4.85
Global GDP, y/y % change	2.5	2.8	3.2	3.6	0.5	3.3	-2.1	3.8

72	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario Optimistic		Alternative Scenario Pessimistic		Alternative Scenario Very Pessimistic
As at October 31, 2025	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.2	2.2	2.4	3.1	-1.1	2.7	-4.4	3.4
Consumer price index, y/y %	1.9	2.2	2.1	2.7	1.4	2.0	5.0	2.4
Unemployment rate, average %	7.0	5.8	6.6	4.7	8.2	6.4	11.2	7.0
Bank of Canada overnight rate target, average %	2.3	2.8	2.8	3.7	2.1	2.4	3.1	3.3
HPI - Housing Price Index, y/y % change	1.9	6.2	2.6	7.7	-2.0	6.7	-5.1	6.2
USD/CAD exchange rate, average	1.32	1.30	1.31	1.29	1.37	1.29	1.45	1.30
U.S.
Real GDP growth, y/y % change	1.4	2.3	1.9	3.2	-1.0	3.0	-3.7	3.5
Consumer price index, y/y %	2.6	2.5	2.7	2.8	2.7	2.4	6.0	2.7
Target federal funds rate, upper limit, average %	3.3	3.0	3.5	3.5	3.2	2.7	3.9	3.6
Unemployment rate, average %	4.5	4.3	4.4	4.0	5.8	4.8	8.1	5.2
Mexico
Real GDP growth, y/y % change	-0.2	2.2	0.6	2.9	-2.4	2.6	-5.5	3.3
Unemployment rate, average %	3.3	3.7	3.2	3.1	3.9	3.8	6.1	4.6
Chile
Real GDP growth, y/y % change	2.4	2.0	3.5	2.8	0.3	2.6	-3.7	3.5
Unemployment rate, average %	7.9	6.7	7.7	6.4	9.0	6.9	11.2	7.3
Peru
Real GDP growth, y/y % change	2.9	3.1	4.1	4.0	0.6	3.6	-1.0	4.1
Unemployment rate, average %	5.7	6.1	5.3	5.2	6.7	6.5	10.5	7.6
Colombia
Real GDP growth, y/y % change	2.9	2.5	4.0	3.4	0.7	3.0	-1.0	3.5
Unemployment rate, average %	10.3	9.9	10.0	9.1	12.0	10.5	18.9	12.5
Caribbean
Real GDP growth, y/y % change	3.7	4.0	4.4	4.7	1.6	4.4	-0.6	4.9
Global
WTI oil price, average USD/bbl	60	66	64	78	53	61	45	56
Copper price, average USD/lb	4.19	4.68	4.29	5.03	3.92	4.60	3.61	4.47
Global GDP, y/y % change	2.2	2.7	3.0	3.5	0.3	3.2	-2.2	3.7

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $
4,936
million (January 31, 2026 – $4,898 million; October 31, 2025 – $5,313 million) from $
4,644
million (January 31, 2026 – $4,598 million; October 31, 2025 – $5,018 million).
The Bank enhanced certain of its IFRS 9 models in the prior year, with the enhanced models exhibiting higher sensitivity to changes in the macroeconomic outlook. If the Bank was to apply a probability weighted average of its two pessimistic scenarios for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $591 million higher than the reported allowance for credit losses as at April 30, 2026 (January 31, 2026 – $607 million; October 31, 2025 – $786 million), excluding the consideration of changes in qualitative overlays or expert credit judgement. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors.
Under our current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $807 million (January 31, 2026 – $753 million; October 31, 2025 – $801 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2025	Provision for credit losses (1)	Net write- offs	Other, including foreign currency adjustment	Balance as at April 30, 2026
Residential mortgages	$1,460	$133	$(61)	$(82)	$1,450
Personal loans	2,432	954	(841)	(291)	2,254
Credit cards	1,355	625	(625)	(189)	1,166
Business and government	2,392	686	(380)	(242)	2,456
	$7,639	$2,398	$(1,907)	$(804)	$7,326
Presented as:
Allowance for credit losses on loans	$7,463				$7,150
Allowance for credit losses on acceptances (2)	1				1
Allowance for credit losses on off-balance sheet exposures (3)	175				175
(1)	Excludes amounts associated with other assets of $(5). The provision for credit losses, net of these amounts, is $ 2,393 .
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Second Quarter Report 2026	73

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

($ millions)	Balance as at November 1, 2024	Provision for credit losses (1)	Net write- offs	Other, including foreign currency adjustment	Balance as at April 30, 2025
Residential mortgages	$1,208	$205	$(40)	$5	$1,378
Personal loans	2,319	1,080	(930)	(90)	2,379
Credit cards	1,160	722	(647)	–	1,235
Business and government	2,036	571	(268)	(71)	2,268
	$6,723	$2,578	$(1,885)	$(156)	$7,260
Presented as:
Allowance for credit losses on loans	$6,536				$7,084
Allowance for credit losses on acceptances (2)	1				1
Allowance for credit losses on off-balance sheet exposures (3)	186				175
(1)	Excludes amounts associated with other assets and reversal of impairment losses of $(18). The provision for credit losses, net of these amounts, is $2,560.
(2)	Allowance for credit losses on acceptances is recorded against the financial asset in the Consolidated Statement of Financial Position.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at April 30, 2026
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$190	$419	$841	$1,450
Personal loans	558	1,130	566	2,254
Credit cards	250	916	–	1,166
Business and government	704	575	1,001	2,280
Total (1)	$1,702	$3,040	$2,408	$7,150
(1)	Excludes allowance for credit losses of $194 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$196	$424	$840	$1,460
Personal loans	613	1,215	604	2,432
Credit cards	338	1,017	–	1,355
Business and government	713	606	897	2,216
Total (1)	$1,860	$3,262	$2,341	$7,463
(1)	Excludes allowance for credit losses of $191 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at April 30, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$178	$452	$748	$1,378
Personal loans	534	1,228	617	2,379
Credit cards	292	943	–	1,235
Business and government	667	589	836	2,092
Total (1)	$1,671	$3,212	$2,201	$7,084
(1)	Excludes allowance for credit losses of $192 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

7 4	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at and for the three months ended
	April 30, 2026				April 30, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$194	$411	$834	$1,439	$160	$409	$711	$1,280
Provision for credit losses
Remeasurement (1)	(65)	45	84	64	(41)	66	112	137
Newly originated or purchased financial assets	10	–	–	10	13	–	–	13
Derecognition of financial assets and maturities	(2)	(8)	–	(10)	(2)	(7)	–	(9)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	66	(59)	(7)	–	63	(49)	(14)	–
Stage 2	(10)	64	(54)	–	(13)	65	(52)	–
Stage 3	–	(24)	24	–	–	(24)	24	–
Gross write-offs	–	–	(38)	(38)	–	–	(28)	(28)
Recoveries	–	–	4	4	–	–	4	4
Foreign exchange and other movements	(3)	(10)	(6)	(19)	(2)	(8)	(9)	(19)
Balance at end of period	$190	$419	$841	$1,450	$178	$452	$748	$1,378
Personal loans
Balance at beginning of period	$535	$1,111	$570	$2,216	$554	$1,225	$647	$2,426
Provision for credit losses
Remeasurement (1)	(144)	234	351	441	(166)	317	371	522
Newly originated or purchased financial assets	93	–	–	93	93	–	–	93
Derecognition of financial assets and maturities	(22)	(26)	–	(48)	(20)	(35)	–	(55)
Changes in models and methodologies	–	–	–	–	7	(32)	(3)	(28)
Transfer to (from):
Stage 1	141	(138)	(3)	–	161	(157)	(4)	–
Stage 2	(40)	70	(30)	–	(48)	77	(29)	–
Stage 3	(1)	(107)	108	–	(2)	(122)	124	–
Gross write-offs	–	–	(495)	(495)	–	–	(517)	(517)
Recoveries	–	–	73	73	–	–	72	72
Foreign exchange and other movements	(4)	(14)	(8)	(26)	(45)	(45)	(44)	(134)
Balance at end of period	$558	$1,130	$566	$2,254	$534	$1,228	$617	$2,379
Credit cards
Balance at beginning of period	$257	$958	$–	$1,215	$295	$890	$–	$1,185
Provision for credit losses
Remeasurement (1)	(67)	146	195	274	(70)	235	225	390
Newly originated or purchased financial assets	19	–	–	19	26	–	–	26
Derecognition of financial assets and maturities	(9)	(10)	–	(19)	(10)	(9)	–	(19)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	74	(74)	–	–	95	(95)	–	–
Stage 2	(20)	20	–	–	(30)	30	–	–
Stage 3	–	(113)	113	–	–	(94)	94	–
Gross write-offs	–	–	(358)	(358)	–	–	(365)	(365)
Recoveries	–	–	49	49	–	–	49	49
Foreign exchange and other movements	(4)	(11)	1	(14)	(14)	(14)	(3)	(31)
Balance at end of period	$250	$916	$–	$1,166	$292	$943	$–	$1,235
Total retail loans
Balance at beginning of period	$986	$2,480	$1,404	$4,870	$1,009	$2,524	$1,358	$4,891
Provision for credit losses
Remeasurement (1)	(276)	425	630	779	(277)	618	708	1,049
Newly originated or purchased financial assets	122	–	–	122	132	–	–	132
Derecognition of financial assets and maturities	(33)	(44)	–	(77)	(32)	(51)	–	(83)
Changes in models and methodologies	–	–	–	–	7	(32)	(3)	(28)
Transfer to (from):
Stage 1	281	(271)	(10)	–	319	(301)	(18)	–
Stage 2	(70)	154	(84)	–	(91)	172	(81)	–
Stage 3	(1)	(244)	245	–	(2)	(240)	242	–
Gross write-offs	–	–	(891)	(891)	–	–	(910)	(910)
Recoveries	–	–	126	126	–	–	125	125
Foreign exchange and other movements	(11)	(35)	(13)	(59)	(61)	(67)	(56)	(184)
Balance at end of period	$998	$2,465	$1,407	$4,870	$1,004	$2,623	$1,365	$4,992
Non-retail loans:
Business and government
Balance at beginning of period	$784	$635	$883	$2,302	$790	$551	$832	$2,173
Provision for credit losses
Remeasurement (1)	(24)	112	343	431	9	123	211	343
Newly originated or purchased financial assets	348	–	–	348	317	–	–	317
Derecognition of financial assets and maturities	(292)	(90)	(5)	(387)	(296)	(26)	(11)	(333)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	28	(28)	–	–	38	(38)	–	–
Stage 2	(11)	11	–	–	(16)	18	(2)	–
Stage 3	–	(10)	10	–	(1)	(5)	6	–
Gross write-offs	–	–	(208)	(208)	–	–	(163)	(163)
Recoveries	–	–	15	15	–	–	17	17
Foreign exchange and other movements	(4)	(5)	(37)	(46)	(21)	(12)	(54)	(87)
Balance at end of period including off-balance sheet exposures	$829	$625	$1,001	$2,455	$820	$611	$836	$2,267
Less: Allowance for credit losses on off-balance sheet exposures (2)	(125)	(50)	–	(175)	(153)	(22)	–	(175)
Balance at end of period (2)	$704	$575	$1,001	$2,280	$667	$589	$836	$2,092
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank Second Quarter Report 2026	7 5

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at and for the six months ended
	April 30, 2026				April 30, 2025
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$196	$424	$840	$1,460	$165	$398	$645	$1,208
Provision for credit losses
Remeasurement (1)	(127)	88	174	135	(99)	102	201	204
Newly originated or purchased financial assets	21	–	–	21	25	–	–	25
Derecognition of financial assets and maturities	(4)	(19)	–	(23)	(4)	(13)	–	(17)
Changes in models and methodologies	–	–	–	–	(2)	(14)	9	(7)
Transfer to (from):
Stage 1	134	(117)	(17)	–	116	(92)	(24)	–
Stage 2	(20)	128	(108)	–	(23)	120	(97)	–
Stage 3	–	(50)	50	–	–	(49)	49	–
Gross write-offs	–	–	(72)	(72)	–	–	(52)	(52)
Recoveries	–	–	11	11	–	–	12	12
Foreign exchange and other movements (2)	(10)	(35)	(37)	(82)	–	–	5	5
Balance at end of period	$190	$419	$841	$1,450	$178	$452	$748	$1,378
Personal loans
Balance at beginning of period	$613	$1,215	$604	$2,432	$544	$1,154	$621	$2,319
Provision for credit losses
Remeasurement (1)	(307)	462	725	880	(328)	596	761	1,029
Newly originated or purchased financial assets	175	–	–	175	194	–	–	194
Derecognition of financial assets and maturities	(43)	(58)	–	(101)	(43)	(76)	–	(119)
Changes in models and methodologies	–	–	–	–	–	(29)	5	(24)
Transfer to (from):
Stage 1	293	(287)	(6)	–	311	(303)	(8)	–
Stage 2	(80)	136	(56)	–	(106)	162	(56)	–
Stage 3	(2)	(224)	226	–	(4)	(246)	250	–
Gross write-offs	–	–	(984)	(984)	–	–	(1,075)	(1,075)
Recoveries	–	–	143	143	–	–	145	145
Foreign exchange and other movements (2)	(91)	(114)	(86)	(291)	(34)	(30)	(26)	(90)
Balance at end of period	$558	$1,130	$566	$2,254	$534	$1,228	$617	$2,379
Credit cards
Balance at beginning of period	$338	$1,017	$–	$1,355	$288	$872	$–	$1,160
Provision for credit losses
Remeasurement (1)	(139)	343	413	617	(151)	403	464	716
Newly originated or purchased financial assets	40	–	–	40	58	–	–	58
Derecognition of financial assets and maturities	(17)	(15)	–	(32)	(23)	(20)	–	(43)
Changes in models and methodologies	–	–	–	–	(2)	(7)	–	(9)
Transfer to (from):
Stage 1	154	(154)	–	–	183	(183)	–	–
Stage 2	(47)	47	–	–	(57)	57	–	–
Stage 3	–	(211)	211	–	–	(182)	182	–
Gross write-offs	–	–	(733)	(733)	–	–	(738)	(738)
Recoveries	–	–	108	108	–	–	91	91
Foreign exchange and other movements (2)	(79)	(111)	1	(189)	(4)	3	1	–
Balance at end of period	$250	$916	$–	$1,166	$292	$943	$–	$1,235
Total retail loans
Balance at beginning of period	$1,147	$2,656	$1,444	$5,247	$997	$2,424	$1,266	$4,687
Provision for credit losses
Remeasurement (1)	(573)	893	1,312	1,632	(578)	1,101	1,426	1,949
Newly originated or purchased financial assets	236	–	–	236	277	–	–	277
Derecognition of financial assets and maturities	(64)	(92)	–	(156)	(70)	(109)	–	(179)
Changes in models and methodologies	–	–	–	–	(4)	(50)	14	(40)
Transfer to (from):
Stage 1	581	(558)	(23)	–	610	(578)	(32)	–
Stage 2	(147)	311	(164)	–	(186)	339	(153)	–
Stage 3	(2)	(485)	487	–	(4)	(477)	481	–
Gross write-offs	–	–	(1,789)	(1,789)	–	–	(1,865)	(1,865)
Recoveries	–	–	262	262	–	–	248	248
Foreign exchange and other movements (2)	(180)	(260)	(122)	(562)	(38)	(27)	(20)	(85)
Balance at end of period	$998	$2,465	$1,407	$4,870	$1,004	$2,623	$1,365	$4,992
Non-retail loans:
Business and government
Balance at beginning of period	$854	$640	$897	$2,391	$739	$508	$788	$2,035
Provision for credit losses
Remeasurement (1)	(79)	226	603	750	(2)	190	390	578
Newly originated or purchased financial assets	681	–	–	681	675	–	–	675
Derecognition of financial assets and maturities	(590)	(151)	(8)	(749)	(611)	(53)	(19)	(683)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	54	(54)	–	–	63	(63)	–	–
Stage 2	(30)	30	–	–	(38)	41	(3)	–
Stage 3	–	(25)	25	–	(2)	(10)	12	–
Gross write-offs	–	–	(406)	(406)	–	–	(303)	(303)
Recoveries	–	–	26	26	–	–	35	35
Foreign exchange and other movements (2)	(61)	(41)	(136)	(238)	(4)	(2)	(64)	(70)
Balance at end of period including off-balance sheet exposures	$829	$625	$1,001	$2,455	$820	$611	$836	$2,267
Less: Allowance for credit losses on off-balance sheet exposures (3)	(125)	(50)	–	(175)	(153)	(22)	–	(175)
Balance at end of period (3)	$704	$575	$1,001	$2,280	$667	$589	$836	$2,092
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Includes impact of divested operations.
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

7 6	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at April 30, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$221,008	$3,591	$–	$224,599	$219,905	$3,983	$–	$223,888
Low	84,108	4,138	–	88,246	83,755	4,820	–	88,575
Medium	15,854	9,185	–	25,039	15,870	8,618	–	24,488
High	2,307	5,913	–	8,220	3,002	6,007	–	9,009
Very high	8	2,959	–	2,967	48	3,170	–	3,218
Loans not graded (2)	15,840	680	–	16,520	16,937	1,173	–	18,110
Default	–	–	2,904	2,904	–	–	2,903	2,903
Total	$339,125	$26,466	$2,904	$368,495	$339,517	$27,771	$2,903	$370,191
Allowance for credit losses	190	419	841	1,450	196	424	840	1,460
Carrying value	$338,935	$26,047	$2,063	$367,045	$339,321	$27,347	$2,063	$368,731
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at April 30, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$30,851	$180	$–	$31,031	$31,009	$202	$–	$31,211
Low	20,954	700	–	21,654	21,075	751	–	21,826
Medium	12,818	44	–	12,862	12,886	78	–	12,964
High	8,569	5,453	–	14,022	10,331	5,659	–	15,990
Very high	41	2,274	–	2,315	35	2,651	–	2,686
Loans not graded (2)	23,101	2,395	–	25,496	22,465	2,354	–	24,819
Default	–	–	975	975	–	–	1,071	1,071
Total	$96,334	$11,046	$975	$108,355	$97,801	$11,695	$1,071	$110,567
Allowance for credit losses	558	1,130	566	2,254	613	1,215	604	2,432
Carrying value	$95,776	$9,916	$409	$106,101	$97,188	$10,480	$467	$108,135
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at April 30, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$2,517	$1	$–	$2,518	$2,646	$2	$–	$2,648
Low	3,022	8	–	3,030	3,171	11	–	3,182
Medium	4,295	12	–	4,307	4,792	26	–	4,818
High	1,992	1,723	–	3,715	3,210	1,942	–	5,152
Very high	7	1,098	–	1,105	20	1,204	–	1,224
Loans not graded (1)	912	453	–	1,365	582	439	–	1,021
Default	–	–	–	–	–	–	–	–
Total	$12,745	$3,295	$–	$16,040	$14,421	$3,624	$–	$18,045
Allowance for credit losses	250	916	–	1,166	338	1,017	–	1,355
Carrying value	$12,495	$2,379	$–	$14,874	$14,083	$2,607	$–	$16,690
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at April 30, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$133,523	$236	$–	$133,759	$126,681	$255	$–	$126,936
Low	20,726	56	–	20,782	22,102	71	–	22,173
Medium	7,388	5	–	7,393	9,569	13	–	9,582
High	2,094	423	–	2,517	4,047	631	–	4,678
Very high	4	287	–	291	14	351	–	365
Loans not graded (1)	8,663	2,085	–	10,748	9,039	2,049	–	11,088
Default	–	–	–	–	–	–	–	–
Carrying value	$172,398	$3,092	$–	$175,490	$171,452	$3,370	$–	$174,822
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank Second Quarter Report 2026	7 7

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at April 30, 2026				As at October 31, 2025
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$387,899	$4,008	$–	$391,907	$380,241	$4,442	$–	$384,683
Low	128,810	4,902	–	133,712	130,103	5,653	–	135,756
Medium	40,355	9,246	–	49,601	43,117	8,735	–	51,852
High	14,962	13,512	–	28,474	20,590	14,239	–	34,829
Very high	60	6,618	–	6,678	117	7,376	–	7,493
Loans not graded (2)	48,516	5,613	–	54,129	49,023	6,015	–	55,038
Default	–	–	3,879	3,879	–	–	3,974	3,974
Total	$620,602	$43,899	$3,879	$668,380	$623,191	$46,460	$3,974	$673,625
Allowance for credit losses	998	2,465	1,407	4,870	1,147	2,656	1,444	5,247
Carrying value	$619,604	$41,434	$2,472	$663,510	$622,044	$43,804	$2,530	$668,378
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at April 30, 2026				As at October 31, 2025
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$137,139	$523	$–	$137,662	$138,789	$1,482	$–	$140,271
Non-investment grade	117,758	5,761	–	123,519	121,999	7,169	–	129,168
Watch list	6	4,107	–	4,113	7	4,468	–	4,475
Loans not graded (2)	2,647	24	–	2,671	2,485	36	–	2,521
Default	–	–	3,729	3,729	–	–	3,270	3,270
Total	$257,550	$10,415	$3,729	$271,694	$263,280	$13,155	$3,270	$279,705
Allowance for credit losses	704	575	1,001	2,280	713	606	897	2,216
Carrying value	$256,846	$9,840	$2,728	$269,414	$262,567	$12,549	$2,373	$277,489
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at April 30, 2026				As at October 31, 2025
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$248,402	$1,191	$–	$249,593	$242,637	$1,101	$–	$243,738
Non-investment grade	57,904	1,826	–	59,730	60,136	1,841	–	61,977
Watch list	–	1,018	–	1,018	–	1,007	–	1,007
Loans not graded (2)	4,699	1	–	4,700	4,593	1	–	4,594
Default	–	–	49	49	–	–	31	31
Total	$311,005	$4,036	$49	$315,090	$307,366	$3,950	$31	$311,347
Allowance for credit losses	125	50	–	175	141	34	–	175
Carrying value	$310,880	$3,986	$49	$314,915	$307,225	$3,916	$31	$311,172
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at April 30, 2026				As at October 31, 2025
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$385,541	$1,714	$–	$387,255	$381,426	$2,583	$–	$384,009
Non-investment grade	175,662	7,587	–	183,249	182,135	9,010	–	191,145
Watch list	6	5,125	–	5,131	7	5,475	–	5,482
Loans not graded (2)	7,346	25	–	7,371	7,078	37	–	7,115
Default	–	–	3,778	3,778	–	–	3,301	3,301
Total	$568,555	$14,451	$3,778	$586,784	$570,646	$17,105	$3,301	$591,052
Allowance for credit losses	829	625	1,001	2,455	854	640	897	2,391
Carrying value	$567,726	$13,826	$2,777	$584,329	$569,792	$16,465	$2,404	$588,661
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

7 8	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired. In cases where borrowers have opted to participate in payment deferral programs, deferral of payments is not considered past due and such loans are not aged further during the deferral period.

	As at April 30, 2026
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,352	$642	$–	$1,994
Personal loans	580	283	–	863
Credit cards	232	162	361	755
Business and government	163	126	–	289
Total	$2,327	$1,213	$361	$3,901

	As at January 31, 2026
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,489	$694	$–	$2,183
Personal loans	581	309	–	890
Credit cards	219	178	412	809
Business and government	205	72	–	277
Total	$2,494	$1,253	$412	$4,159

	As at October 31, 2025
($ millions)	31-60 days	61-90 days	91 days and greater (2)	Total
Residential mortgages	$1,603	$767	$–	$2,370
Personal loans	691	353	–	1,044
Credit cards	289	189	430	908
Business and government	238	104	–	342
Total	$2,821	$1,413	$430	$4,664
(1)	Loans up to 30 days past due are not presented in this analysis as they are not administratively considered past due.
(2)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	April 30 2026	January 31 2026	October 31 2025
Unpaid principal balance (1)	$204	$210	$224
Credit related fair value adjustments	(19)	(20)	(24)
Carrying value	185	190	200
Stage 3 allowance	–	(1)	(1)
Carrying value net of related allowance	$185	$189	$199
(1)	Represents principal amount owed net of write-offs.

Scotiabank Second Quarter Report 2026	7 9

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

8.	Investments in associates
The Bank had significant investments in the following associates:

					As at
					April 30 2026	January 31 2026	October 31 2025
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value	Carrying value
KeyCorp (2)	United States	Banking	14.9%	March 31, 2026	$4,277	$4,338	$4,379
Davivienda Group S.A. (3)	Colombia	Banking	20.3%	December 31, 2025	1,425	1,374	–
Bank of Xi’an Co. Ltd. (4)	China	Banking	18.1%	March 31, 2026	786	727	729
Maduro & Curiel’s Bank N.V. (5)	Curacao	Banking	48.1%	March 31, 2026	575	562	570
(1)	Represents the date of the most recent financial statements.
(2)
Based on the quoted price on the New York Stock Exchange, the market value of the Bank’s Investment in KeyCorp was $4,793 (January 31, 2026 – $4,742; October 31, 2025 – $4,018). The Bank has significant influence over KeyCorp through a combination of its ownership interest and board representation. During the period, dividends received from KeyCorp of $46 were recognized as a reduction in the carrying value of the investment in associate.

(3)
On December 1, 2025, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. in exchange for 20.3% ownership interest in the combined Davivienda Group S.A. The Bank’s ownership consists of 14.99% voting common shares and the remainder in non-voting
preferred shares. There is no quoted market price for the common shares. Following the closing, the investment was recognized at a fair value of $1,370 million as the Bank has significant influence over Davivienda Group S.A. given its board representation and ownership interest. Refer to Note 19 for further details.

(4)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $591 (January 31, 2026 – $591; October 31, 2025 – $617). The Bank has significant influence over the Bank of Xi’an Co. Ltd. through a combination of its ownership interest and board representation.

(5)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of April 30, 2026, these reserves amounted to $77 (January 31, 2026 - $76; October 31, 2025 – $76).

9.	Deposits

	As at
	April 30, 2026					January 31 2026	October 31 2025
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing		Payable on a fixed date (3)	Total	Total	Total
Personal	$37,307	$11,328	$123,046	$123,559	$295,240	$295,199	$301,718
Business and government	190,437	35,239	67,697	350,932	644,305	631,375	627,667
Financial institutions	8,339	834	2,993	29,778	41,944	45,108	36,894
	$236,083	$47,401	$193,736	$504,269	$981,489	$971,682	$966,279
Recorded in:
Canada	$164,896	$25,089	$179,557	$332,456	$701,998	$700,024	$692,600
United States	37,711	219	4,031	71,568	113,529	105,006	101,495
United Kingdom	–	–	300	40,884	41,184	41,907	34,046
Mexico	14,294	8,040	–	17,186	39,520	38,686	39,091
Peru	11,913	8	1,099	7,925	20,945	20,194	19,917
Chile	1,434	6,088	142	16,390	24,054	24,307	23,135
Colombia	–	–	–	–	–	–	10,408
Other International	5,835	7,957	8,607	17,860	40,259	41,558	45,587
Total (4)	$236,083	$47,401	$193,736	$504,269	$981,489	$971,682	$966,279
(1)	Deposits payable on demand include all deposits for which the Bank may not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which the Bank may require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)
Deposits denominated in U.S. dollars amount to $317,453 (January 31, 2026 – $310,021 ; October 31, 2025 – $297,065), deposits denominated in Chilean pesos amount to $20,300 (January 31, 2026 – $20,881; October 31, 2025 – $20,053), deposits denominated in Mexican pesos amount to $36,731 (January 31, 2026 – $35,542; October 31, 2025 – $35,941) and deposits denominated in other foreign currencies amount to $109,608 (January 31, 2026 – $110,665; October 31, 2025 – $117,530).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at April 30, 2026	$50,686	$35,285	$68,997	$105,503	$20,322	$280,793
As at January 31, 2026	$59,932	$32,509	$59,105	$107,238	$18,267	$277,051
As at October 31, 2025	$54,287	$37,607	$57,519	$109,573	$15,165	$274,151
(1)	The majority of foreign term deposits are in excess of $100,000.

80	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

10.	Capital and financing transactions
Common shares

	For the three months ended
	April 30, 2026		April 30, 2025
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,232,792,128	$22,089	1,245,527,961	$22,136
Issued in relation to share-based payments, net	378,695	29	21,402	2
Repurchased for cancellation under the Normal Course Issuer Bid	(6,383,463)	(116)	–	–
Outstanding at end of period	1,226,787,360	$22,002	1,245,549,363	$22,138

	For the six months ended
	April 30, 2026		April 30, 2025
($ millions)	Number of shares	Amount	Number of shares	Amount
Outstanding at beginning of period	1,236,305,738	$22,067	1,244,435,686	$22,054
Issued in relation to share-based payments, net	1,741,732	140	1,113,677	84
Repurchased for cancellation under the Normal Course Issuer Bid	(11,260,110)	(205)	–	–
Outstanding at end of period	1,226,787,360	$22,002	1,245,549,363	$22,138
Normal Course Issuer Bid
On April 2, 2026, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved the Bank’s new normal course issuer bid (the “2026 NCIB”) to repurchase for cancellation up to 15 million of the Bank’s common shares. Purchases under the 2026 NCIB commenced on April 7, 2026. The 2026 NCIB will terminate upon the earlier of: (i) the Bank purchasing 15 million common shares under the 2026 NCIB, (ii) the Bank providing notice of termination, or (iii) April 6, 2027. From the commencement o
f
 the 2026 NCIB on April 7, 2026 to April 30, 2026, the Bank repurchased and cancelled 2.1 million common shares at an average price of $101.66 per share for a total amount of $218 million, including tax.
On May 28, 2025, the Bank announced that OSFI and the Toronto Stock Exchange (TSX) approved a normal course issuer bid (the “2025 NCIB”) pursuant to which it may repurchase for cancellation up to 20 million of the Bank’s common shares. Th
e
2025 NCIB commenced on May 30, 2025, and terminated on April 6, 2026. From commencement of the 2025 NCIB until April 1,2026, the Bank repurchased and cancelled all of the 20 million common shares at an average price of $90.47 per share for a total amount of $1,846 million, including tax.
During the quarter ended April 30, 2026, the Bank repurchased and cancelled approximately 6.4 million common shares, including 2.1
million common shares under the 2026 NCIB, at an average price of
 $100.65 per share for a total of $655 million, including tax.

11.	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	April 30 2026	January 31 2026	October 31 2025
Capital (1)
Common Equity Tier 1 capital	$62,972	$62,972	$62,752
Net Tier 1 capital	72,961	72,956	72,790
Total regulatory capital	80,724	80,797	80,908
Total loss absorbing capacity (TLAC) (2)	135,476	135,635	138,049
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)	$474,440	$474,253	$474,453
Leverage exposures (3)	1,689,877	1,642,918	1,622,415
Regulatory ratios (1)
Common Equity Tier 1 capital ratio	13.3%	13.3%	13.2%
Tier 1 capital ratio	15.4%	15.4%	15.3%
Total capital ratio	17.0%	17.0%	17.1%
Total loss absorbing capacity ratio (2)	28.6%	28.6%	29.1%
Leverage ratio (3)	4.3%	4.4%	4.5%
Total loss absorbing capacity leverage ratio (2)	8.0%	8.3%	8.5%
(1)
The Q1 2026 and Q2 2026 regulatory capital ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2025). The prior period regulatory capital ratios were based on Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2023).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	The leverage ratios are based on Basel III requirements as determined in accordance with OSFI Guideline – Leverage Requirements (February 2023).
The Bank substantially exceeded the OSFI minimum regulatory capital and TLAC ratios as at April 30, 2026, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded the OSFI minimum leverage and TLAC leverage ratios as at April 30, 2026.

12.	Share-based payments
In Q1 2026, the Bank granted 1,428,056 options with an exercise price of $100.35 per option and a weighted average fair value of $10.68 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year.
The Bank recorded an increase to equity – other reserves of $2 million for the three months ended April 30, 2026 and $10 million for the six months ended April 30, 2026 (April 30, 2025 – $3 million and $11 million), as a result of equity-classified share-based payment expense.

Scotiabank Second Quarter Report 2026	81

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

13.	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans			Other benefit plans
($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	January 31 2026	April 30 2025
Defined benefit service cost	$60	$60	$61	$5	$5	$6
Interest on net defined benefit (asset) liability	(6)	(6)	(3)	16	16	16
Other	3	3	3	(1)	–	(1)
Defined benefit expense	$57	$57	$61	$20	$21	$21
Defined contribution expense	$58	$56	$53	$–	$–	$–
Actuarial gains (losses) on employee benefit plans in other comprehensive income (2)	$65	$275	$(246)	$(1)	$(7)	$(9)

	For the six months ended
	Pension plans		Other benefit plans
($ millions)	April 30 2026	April 30 2025	April 30 2026	April 30 2025
Defined benefit service cost	$120	$145	$10	$11
Interest on net defined benefit (asset) liability	(12)	(7)	32	31
Other	6	6	(1)	–
Defined benefit expense	$114	$144	$41	$42
Defined contribution expense	$114	$102	$–	$1
Actuarial gains (losses) on employee benefit plans in other comprehensive income (2)	$340	$27	$(8)	$(22)

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

14.	Operating segments
The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. The Bank’s other smaller business segments and corporate adjustments are included in the Other segment.
The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3.
Effective Q1 2026, the Bank no longer analyzes business segment revenues on a taxable equivalent basis (TEB). Under the TEB methodology, tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income was grossed up to an equivalent before tax basis. It also grossed up net income from associated corporations to normalize the effective tax rate in the business lines. Corresponding increases were made to the provision for income taxes; hence, there was no impact on the segment’s net income. The elimination of the TEB gross-up
was recorded in the Other segment, resulting in no impact on the consolidated results. The TEB gross-up
recorded in the business segments has significantly decreased in recent quarters as the Bank no longer claims the dividend received deduction on Canadian shares, following the enactment of Bill
C-59
in January 2024. Prior period results have not been restated and include a TEB gross-up
of $9 for the three months ended April 30, 2025 and $17 for the six months ended April 30, 2025, impacting the International Banking business segment.

	For the three months ended April 30, 2026
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income (1)	$2,703	$2,094	$306	$389	$29	$5,521
Non-interest income (2)(3)	780	765	1,454	1,203	114	4,316
Total revenues	3,483	2,859	1,760	1,592	143	9,837
Provision for credit losses	575	599	4	38	1	1,217
Depreciation and amortization	142	124	47	59	38	410
Other non-interest expenses	1,478	1,246	1,069	906	80	4,779
Provision for income taxes	353	154	164	132	(4)	799
Net income	$935	$736	$476	$457	$28	$2,632
Net income attributable to non-controlling interests in subsidiaries	$–	$35	$2	$–	$–	$37
Net income attributable to equity holders of the Bank	$935	$701	$474	$457	$28	$2,595
Average assets ($ billions)	$475	$211	$41	$568	$222	$1,517
Average liabilities ($ billions)	$374	$170	$55	$556	$274	$1,429
(1)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(2)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(3)	Includes income from associated corporations for Canadian Banking – $(2), International Banking – $65, and Other – $159.

82	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2026
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Net interest income (1)	$2,734	$2,146	$304	$398	$–		$5,582
Non-interest income (2)(3)	780	815	1,497	1,370	(398	) (4)	4,064
Total revenues	3,514	2,961	1,801	1,768	(398)		9,646
Provision for credit losses	576	536	4	60	–		1,176
Depreciation and amortization	137	118	45	53	32		385
Other non-interest expenses	1,478	1,342	1,101	959	34	(4)	4,914
Provision for income taxes	363	228	167	152	(38)		872
Net income	$960	$737	$484	$544	$(426)		$2,299
Net income attributable to non-controlling interests in subsidiaries	$–	$20	$3	$(1)	$(10)		$12
Net income attributable to equity holders of the Bank	$960	$717	$481	$545	$(416)		$2,287
Average assets ($ billions)	$472	$219	$40	$546	$221		$1,498
Average liabilities ($ billions)	$378	$172	$55	$551	$253		$1,409
(1)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(2)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(3)	Includes income from associated corporations for Canadian Banking – $(9), International Banking – $48, and Other – $150.
(4)	Includes the loss related to the sale of the banking operations in Colombia, Costa Rica and Panama. Refer to Note 19 for further details.

	For the three months ended April 30, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Net interest income (1)	$2,524	$2,179	$246	$368	$(47)	$5,270
Non-interest income (2)(3)	711	780	1,295	1,090	(66)	3,810
Total revenues	3,235	2,959	1,541	1,458	(113)	9,080
Provision for credit losses	805	550	2	40	1	1,398
Depreciation and amortization	139	115	48	65	26	393
Other non-interest expenses	1,442	1,408	949	813	105	4,717
Provision for income taxes	236	172	141	128	(137)	540
Net income	$613	$714	$401	$412	$(108)	$2,032
Net income attributable to non-controlling interests in subsidiaries	$–	$38	$2	$(1)	$17	$56
Net income attributable to equity holders of the Bank	$613	$676	$399	$413	$(125)	$1,976
Average assets ($ billions)	$461	$229	$38	$502	$238	$1,468
Average liabilities ($ billions)	$384	$177	$47	$516	$258	$1,382
(1)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(2)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(3)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $(2), International Banking – $38, and Other – $123.

Scotiabank Second Quarter Report 2026	83

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended April 30, 2026
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Net interest income (1)	$5,437	$4,240	$610	$787	$29		$11,103
Non-interest income (2)(3)	1,560	1,580	2,951	2,573	(284	) (4)	8,380
Total revenues	6,997	5,820	3,561	3,360	(255)		19,483
Provision for credit losses	1,151	1,135	8	98	1		2,393
Depreciation and amortization	279	242	92	112	70		795
Other non-interest expenses	2,956	2,588	2,170	1,865	114	(4)	9,693
Provision for income taxes	716	382	331	284	(42)		1,671
Net income	$1,895	$1,473	$960	$1,001	$(398)		$4,931
Net income attributable to non-controlling interests in subsidiaries	$–	$55	$5	$(1)	$(10)		$49
Net income attributable to equity holders of the Bank	$1,895	$1,418	$955	$1,002	$(388)		$4,882
Average assets ($ billions)	$473	$215	$41	$557	$221		$1,507
Average liabilities ($ billions)	$376	$171	$55	$553	$264		$1,419
(1)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(2)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(3)	Includes income from associated corporations for Canadian Banking – $(11), International Banking – $113, and Other – $309.
(4)	Includes the loss related to the sale of the banking operations in Colombia, Costa Rica and Panama. Refer to Note 19 for further details.

	For the six months ended April 30, 2025
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Net interest income (1)	$5,171	$4,348	$478	$687	$(241)		$10,443
Non-interest income (2)(3)	1,476	1,641	2,642	2,365	(115)		8,009
Total revenues	6,647	5,989	3,120	3,052	(356)		18,452
Provision for credit losses	1,343	1,152	6	58	1		2,560
Depreciation and amortization	275	245	95	129	52		796
Other non-interest expenses	2,917	2,831	1,924	1,640	1,493	(4)	10,805
Provision for income taxes	586	361	285	296	(262)		1,266
Net income	$1,526	$1,400	$810	$929	$(1,640)		$3,025
Net income attributable to non-controlling interests in subsidiaries	$–	$73	$4	$(1)	$(174)		$(98)
Net income attributable to equity holders of the Bank	$1,526	$1,327	$806	$930	$(1,466)		$3,123
Average assets ($ billions)	$461	$229	$38	$506	$230		$1,464
Average liabilities ($ billions)	$385	$176	$45	$513	$260		$1,379
(1)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(2)
Card revenues and Banking services fees are mainly earned in Canadian Banking and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(3)	Includes income (on a taxable equivalent basis) from associated corporations for Canadian Banking – $22, International Banking – $73, and Other – $177.
(4)	Includes the impairment loss related to the announced sale of the banking operations in Colombia, Costa Rica and Panama. Refer to Note 19 for further details.

15.	Interest income and expense

	For the three months ended												For the six months ended
	April 30, 2026				January 31, 2026				April 30, 2025				April 30, 2026				April 30, 2025
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$11,676		$7,519		$11,931		$7,693		$12,588		$8,955		$23,607		$15,212		$25,723		$18,701
Measured at FVOCI (1)	1,172		–		1,194		–		1,355		–		2,366		–		2,797		–
	12,848		7,519		13,125		7,693		13,943		8,955		25,973		15,212		28,520		18,701
Other	247	(2)	55	(3)	206	(2)	56	(3)	344	(2)	62	(3)	453	(2)	111	(3)	747	(2)	123	(3)
Total	$13,095		$7,574		$13,331		$7,749		$14,287		$9,017		$26,426		$15,323		$29,267		$18,824
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)
Includes interest on lease liabilities for the three months ended April 30, 2026 – $39

(January 31, 2026 – $31; April 30, 2025 – $31) and for the six months ended April 30, 2026 – $70

(April 30, 2025 – $63) and insurance finance expense for the three months ended April 30, 2026 – $8 (January 31, 2026 – $8; April 30, 2025 – $9) and for the six months ended April 30, 2026 – $16

(April 30, 2025 – $17).

8 4	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

16.	Earnings per share

	For the three months ended			For the six months ended
($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	April 30 2025
Basic earnings per common share
Net income attributable to common shareholders	$2,468	$2,155	$1,841	$4,623	$2,866
Weighted average number of common shares outstanding (millions)	1,230	1,235	1,246	1,233	1,245
Basic earnings per common share (1) (in dollars)	$2.01	$1.75	$1.48	$3.75	$2.30
Diluted earnings per common share
Net income attributable to common shareholders	$2,468	$2,155	$1,841	$4,623	$2,866
Dilutive impact of share-based payment options and others (2)	–	(9)	–	(9)	(180)
Net income attributable to common shareholders (diluted)	$2,468	$2,146	$1,841	$4,614	$2,686
Weighted average number of common shares outstanding (millions)	1,230	1,235	1,246	1,233	1,245
Dilutive impact of share-based payment options and others (2) (millions)	2	3	–	3	5
Weighted average number of diluted common shares outstanding (millions)	1,232	1,238	1,246	1,236	1,250
Diluted earnings per common share (1) (in dollars)	$2.00	$1.73	$1.48	$3.73	$2.15
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)	Certain options were not included in the calculation of diluted earnings per share as they were anti-dilutive.

17.	Fair value of financial instruments
(a) Financial instruments designated at fair value through profit or loss
In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at a benchmark rate.
The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value			Change in fair value (1) Gains/(Losses)			Cumulative change in fair value (2) Gains/(Losses)
	As at			For the three months ended			As at
($ millions)	April 30 2026	January 31 2026	April 30 2025	April 30 2026	January 31 2026	April 30 2025	April 30 2026	January 31 2026	April 30 2025
Liabilities
Senior note liabilities (3)	$48,629	$47,740	$39,127	$507	$(105)	$1,611	$3,672	$3,165	$6,237
(1)	Change in the difference between the contractual maturity amount and the carrying value.
(2)	The cumulative change in fair value is measured from the instrument’s date of initial recognition.
(3)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest
income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest
income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior note liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between contractual maturity amount and carrying value	Changes in fair value for the three months period attributable to changes in own credit risk recorded in other comprehensive income Gains/(Losses)	Cumulative changes in fair value attributable to changes in own credit risk (1) Gains/(Losses)
As at April 30, 2026	$52,301	$48,629	$3,672	$413	$(1,439)
As at January 31, 2026	$50,905	$47,740	$3,165	$(246)	$(1,852)
As at April 30, 2025	$45,364	$39,127	$6,237	$512	$(665)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.

Scotiabank Second Quarter Report 2026	8 5

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(b) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 6 of the audited consolidated financial statements in the 2025 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial
assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	April 30, 2026		January 31, 2026		October 31, 2025
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$79,301	$79,301	$73,838	$73,838	$65,967	$65,967
Trading assets	157,689	157,689	161,043	161,043	152,223	152,223
Securities purchased under resale agreements and securities borrowed	253,177	253,177	215,379	215,379	203,008	203,008
Derivative financial instruments	46,709	46,709	47,788	47,788	46,531	46,531
Investment securities – FVOCI and FVTPL	127,818	127,818	119,947	119,947	126,226	126,226
Investment securities – amortized cost	21,510	21,988	22,069	22,452	23,239	23,722
Loans	754,267	757,434	754,887	755,475	769,900	771,045
Customers’ liability under acceptances	155	155	173	173	177	177
Other financial assets	27,239	27,239	28,419	28,419	28,128	28,128
Liabilities:
Deposits	979,387	981,489	971,043	971,682	965,925	966,279
Financial instruments designated at fair value through profit or loss	48,629	48,629	47,740	47,740	47,165	47,165
Acceptances	157	157	174	174	178	178
Obligations related to securities sold short	38,064	38,064	33,147	33,147	38,104	38,104
Derivative financial instruments	56,854	56,854	58,165	58,165	56,031	56,031
Obligations related to securities sold under repurchase agreements and securities lent	238,663	238,663	204,760	204,760	189,144	189,144
Subordinated debentures	5,801	5,766	5,882	5,807	7,749	7,692
Other financial liabilities	53,031	52,913	55,508	55,490	56,500	56,529
(c) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for
over-the-counter
transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.

8 6	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	April 30, 2026				January 31, 2026
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$10,200	$–	$10,200	$–	$11,543	$–	$11,543
Trading assets
Loans	–	6,391	146	6,537	–	7,891	161	8,052
Canadian federal government and government guaranteed debt	15,886	4,901	–	20,787	14,997	3,603	–	18,600
Canadian provincial and municipal debt	9,498	3,308	–	12,806	7,071	4,497	–	11,568
U.S. treasury and other U.S. agencies’ debt	10,107	–	–	10,107	9,337	–	–	9,337
Other foreign governments’ debt	713	11,219	–	11,932	982	11,128	–	12,110
Corporate and other debt	3,352	8,216	–	11,568	3,922	7,224	–	11,146
Equity securities	82,338	150	17	82,505	88,921	128	11	89,060
Other	–	1,447	–	1,447	–	1,170	–	1,170
	$121,894	$35,632	$163	$157,689	$125,230	$35,641	$172	$161,043
Investment securities (2)
Canadian federal government and government guaranteed debt	$14,170	$9,273	$–	$23,443	$12,483	$9,726	$–	$22,209
Canadian provincial and municipal debt	17,815	6,178	–	23,993	11,925	9,315	–	21,240
U.S. treasury and other U.S. agencies’ debt	41,153	5,937	–	47,090	39,174	6,131	–	45,305
Other foreign governments’ debt	6,445	21,268	–	27,713	4,336	21,596	–	25,932
Corporate and other debt	192	3,053	9	3,254	194	2,679	31	2,904
Equity securities	80	335	1,910	2,325	122	297	1,938	2,357
	$79,855	$46,044	$1,919	$127,818	$68,234	$49,744	$1,969	$119,947
Derivative financial instruments
Interest rate contracts	$–	$9,456	$–	$9,456	$–	$9,383	$–	$9,383
Foreign exchange and gold contracts	–	21,996	1	21,997	–	27,543	1	27,544
Equity contracts	596	6,181	29	6,806	513	6,263	93	6,869
Credit contracts	–	169	9	178	–	320	6	326
Commodity contracts	–	8,265	7	8,272	–	3,656	10	3,666
	$596	$46,067	$46	$46,709	$513	$47,165	$110	$47,788
Liabilities:
Deposits (3)	$–	$448	$–	$448	$–	$335	$–	$335
Financial liabilities designated at fair value through profit or loss	–	48,629	–	48,629	–	47,740	–	47,740
Obligations related to securities sold short	33,715	4,349	–	38,064	29,441	3,706	–	33,147

Derivative financial instruments
Interest rate contracts	–	17,414	1	17,415	–	17,149	3	17,152
Foreign exchange and gold contracts	–	21,489	–	21,489	–	27,353	–	27,353
Equity contracts	848	10,074	28	10,950	800	7,052	28	7,880
Credit contracts	–	19	2	21	–	21	2	23
Commodity contracts	–	6,970	9	6,979	–	5,747	10	5,757
	$848	$55,966	$40	$56,854	$800	$57,322	$43	$58,165
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $ 21,988 (January 31, 2026 – $22,452).
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.

Scotiabank Second Quarter Report 2026	8 7

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	As at October 31, 2025
($ millions)	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$5,156	$–	$5,156
Trading assets
Loans	–	8,486	1	8,487
Canadian federal government and government guaranteed debt	13,838	1,963	–	15,801
Canadian provincial and municipal debt	8,374	3,336	–	11,710
U.S. treasury and other U.S. agencies’ debt	9,132	–	–	9,132
Other foreign governments’ debt	1,837	8,451	–	10,288
Corporate and other debt	3,523	6,593	–	10,116
Equity securities	83,412	373	12	83,797
Other	–	2,892	–	2,892
	$120,116	$32,094	$13	$152,223
Investment securities (2)
Canadian federal government and government guaranteed debt	$15,143	$7,967	$–	$23,110
Canadian provincial and municipal debt	16,293	4,550	–	20,843
U.S. treasury and other U.S. agencies’ debt	42,300	6,736	–	49,036
Other foreign governments’ debt	7,099	20,627	–	27,726
Corporate and other debt	116	2,892	32	3,040
Equity securities	96	329	2,046	2,471
	$81,047	$43,101	$2,078	$126,226
Derivative financial instruments
Interest rate contracts	$–	$9,804	$3	$9,807
Foreign exchange and gold contracts	–	26,411	1	26,412
Equity contracts	816	6,452	161	7,429
Credit contracts	–	269	4	273
Commodity contracts	–	2,594	16	2,610
	$816	$45,530	$185	$46,531
Liabilities:
Deposits (3)	$–	$335	$–	$335
Financial liabilities designated at fair value through profit or loss	–	47,165	–	47,165
Obligations related to securities sold short	34,864	3,240	–	38,104

Derivative financial instruments
Interest rate contracts	–	17,181	8	17,189
Foreign exchange and gold contracts	–	25,793	–	25,793
Equity contracts	783	9,288	43	10,114
Credit contracts	–	24	2	26
Commodity contracts	–	2,897	12	2,909
	$783	$55,183	$65	$56,031
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $23,722.
(3)	These amounts represent embedded derivatives bifurcated from structured note liabilities measured at amortized cost.

8 8	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at April 30, 2026, in the fair value hierarchy comprised of loans, corporate bonds, equity securities and derivatives.
The following table summarizes the changes in Level 3 instruments carried at fair value for the three and six months ended April 30, 2026.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	For the three months ended April 30, 2026
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into Level 3	Transfers out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (2)
Trading assets
Loans	$161	$(17)	$–	$1	$–	$1	$–	$146	$(17)
Equity securities	11	–	–	–	(3)	9	–	17	–
	172	(17)	–	1	(3)	10	–	163	(17)
Investment securities
Corporate and other debt	31	–	(1)	1	(22)	–	–	9	–
Equity securities	1,938	73	27	78	(206)	–	–	1,910	73
	1,969	73	26	79	(228)	–	–	1,919	73
Derivative financial instruments – assets
Foreign exchange and gold contracts	1	(1)	–	–	–	1	–	1	(1)
Equity contracts	93	(1)	–	2	–	–	(65)	29	(1	) (3)
Credit contracts	6	–	–	3	–	–	–	9	–
Commodity contracts	10	(3)	–	–	–	–	–	7	(3)

Derivative financial instruments – liabilities
Interest rate contracts	(3)	–	–	–	–	(1)	3	(1)	–
Equity contracts	(28)	2	–	(3)	–	–	1	(28)	2	(3)
Credit contracts	(2)	–	–	–	–	–	–	(2)	–
Commodity contracts	(10)	–	–	–	1	–	–	(9)	–
	67	(3)	–	2	1	–	(61)	6	(3)
Total	$2,208	$53	$26	$82	$(230)	$10	$(61)	$2,088	$53
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(3)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended April 30, 2025.

	For the three months ended April 30, 2025
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into Level 3	Transfers out of Level 3	Fair value, end of the quarter
Trading assets	$10	$–	$–	$3	$(2)	$6	$(8)	$9
Investment securities	2,012	13	54	29	(111)	–	(9)	1,988
Derivative financial instruments	20	(15)	–	–	8	(15)	(6)	(8)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.

Scotiabank Second Quarter Report 2026	8 9

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the six months ended April 30, 2026
($ millions)	Fair value, beginning of the period	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into Level 3	Transfers out of Level 3	Fair value, end of the period	Changes in unrealized gains/(losses) recorded in income for instruments still held (2)
Trading assets
Loans	$1	$(17)	$(3)	$165	$–	$1	$(1)	$146	$(17)
Equity securities	12	(1)	–	4	(3)	11	(6)	17	–
	13	(18)	(3)	169	(3)	12	(7)	163	(17)
Investment securities
Corporate and other debt	32	–	(2)	1	(22)	–	–	9	–
Equity securities	2,046	95	29	146	(406)	–	–	1,910	95
	2,078	95	27	147	(428)	–	–	1,919	95
Derivative financial instruments – assets
Interest rate contracts	3	(1)	–	–	(2)	–	–	–	(1	) (3)
Foreign exchange and gold contracts	1	–	–	–	–	1	(1)	1	–
Equity contracts	161	(10)	–	7	(70)	31	(90)	29	10	(4)
Credit contracts	4	2	–	3	–	–	–	9	2
Commodity contracts	16	(9)	–	–	–	–	–	7	(9)

Derivative financial instruments – liabilities
Interest rate contracts	(8)	4	–	(1)	1	(1)	4	(1)	(2	) (3)
Equity contracts	(43)	9	–	(12)	–	–	18	(28)	9	(4)
Credit contracts	(2)	–	–	–	–	–	–	(2)	–
Commodity contracts	(12)	2	–	–	1	–	–	(9)	2
	120	(3)	–	(3)	(70)	31	(69)	6	11
Total	$2,211	$74	$24	$313	$(501)	$43	$(76)	$2,088	$89
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
(2)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(3)
Certain unrealized gains and losses on interest rate derivative contracts are largely offset by mark-to-market
changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

(4)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market
changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

The following table summarizes the changes in Level 3 instruments carried at fair value for the six months ended April 30, 2025.

	For the six months ended April 30, 2025
($ millions)	Fair value, beginning of the period	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into Level 3	Transfers out of Level 3	Fair value, end of the period
Trading assets	$25	$1	$–	$4	$(15)	$13	$(19)	$9
Investment securities	1,901	64	59	100	(119)	–	(17)	1,988
Derivative financial instruments	10	(12)	–	4	8	(15)	(3)	(8)
Obligations related to securities sold short	(2)	–	–	–	–	–	2	–
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.
During the three months ended April 30, 2026:

•	Trading assets of $ 953 million, investment securities of $ 6,562 million and obligations related to securities sold short of $ 943 million were transferred out of Level 2 into Level 1.

•	Trading assets of $ 1,637 million, investment securities of $ 550 million and obligations related to securities sold short of $ 213 million were transferred out of Level 1 into Level 2.

90	Scotiabank Second Quarter Report 2026

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

During the three months ended April 30, 2025:

•	Trading assets of $2,003 million, investment securities of $6,624 million and obligations related to securities sold short of $1,038 million were transferred out of Level 2 into Level 1.

•	Trading assets of $913 million, investment securities of $463 million and obligations related to securities sold short of $832 million were transferred out of Level 1 into Level 2.
During the three months ended April 30, 2026, equity contracts of $65 million were transferred out of Level 3 into Level 2. Transfers were a result of the change in the observability of the inputs used for valuing the derivatives. There were no
significant transfers into and out of Level 3 during the three months ended April 30, 2025.
During the six months ended April 30, 2026:

•	Trading assets of $ 648 million, investment securities of $ 595 million and obligations related to securities sold short of $ 111 million were transferred out of Level 2 into Level 1.

•	Trading assets of $ 1,651 million, investment securities of $ 2,823 million and obligations related to securities sold short of $ 183 million were transferred out of Level 1 into Level 2.
During the six months ended April 30, 2025:

•	Trading assets of $842 million, investment securities of $1,330 million and obligations related to securities sold short of $165 million were transferred out of Level 2 into Level 1.

•	Trading assets of $706 million, investment securities of $1,547 million and obligations related to securities sold short of $305 million were transferred out of Level 1 into Level 2.
During the six months ended April 30, 2026, equity contracts of $90 million were transferred out of Level 3 into Level 2. Transfers were a result of the change in the observability of the inputs used for valuing the derivatives. There were no
significant transfers into and out of Level 3 during the six months ended April 30, 2025.
Level 3 sensitivity
The Bank applies judgement in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 6 of the Bank’s audited consolidated financial statements in the 2025 Annual Report for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

18.	Corporate income taxes
Tax assessments
The Bank received reassessments totaling $
1,808
million (January 31, 2026 – $1,808
million) of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2020 taxation years. The dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed Notices of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 and 2012 taxation years. In addition, a subsidiary of the Bank received reassessments on the same matter in respect of its 2018-2020 taxation years totaling
 $4 million of tax and interest.
A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its
2014-2019
taxation years totaling $
637
million (January 31, 2026 – $637
million) of tax, penalties and interest. The subsidiary has filed a Notice of Appeal with the Tax Court of Canada against the federal assessment in respect of its 2014-2019 taxation years.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

19.	Divestitures
Closed divestitures impacting the current fiscal year
Sale of banking operations in Colombia, Costa Rica and Panama
On December 1, 2025, the Bank completed the sale of its banking operations in Colombia, Costa Rica and Panama to Davivienda Group S.A. in exchange for a 20.3% ownership stake in the combined Davivienda Group S.A. The Bank’s ownership consists of 14.99% voting common shares and the remainder in non-voting
preferred shares. Following this date, the Bank designated two individuals to serve on Davivienda Group S.A.’s Board of Directors.
Upon closing, the Bank derecognized total assets of $24 billion and total liabilities of $22 billion consisting primarily of loans and deposits. The Bank recognized an additional loss of $11 million in non-interest
expense and $423 million in
non-interest
income (collectively $377 million after
-
tax). The loss primarily represents the release of cumulative foreign currency translation losses, inclusive of hedges,
and was recorded in the Other segment. As of October 31, 2025, the Bank recognized an impairment loss of $1,342 million after-tax.
Following the closing, the Bank recognized the investment in Davivienda Group S.A. as an investment in associate at a fair value of $1,370 million as the Bank has significant influence, given its board representation and ownership interest and it is accounted for under the equity method.
The closing of the transaction increased the Bank’s CET1 capital ratio by approximately 15 basis points.

Scotiabank Second Quarter Report 2026	91

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s Shareholder Dividend and Share Purchase Plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Normal Course Issuer Bid
A copy of the Notice of Intention to commence the Normal Course Issuer Bid is available without charge by contacting the Investor Relations Department at (416) 775-0798 or investor.relations@scotiabank.com.
Dividend Dates for 2026
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 6, 2026	January 28, 2026
April 7, 2026	April 28, 2026
July 7, 2026	July 29, 2026
October 6, 2026	October 28, 2026
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on May 27, 2026, at 7:15 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
647-557-5524,
or toll-free at
1-888-440-4083
using ID 1863444# (please call shortly before 7:15 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page at www.scotiabank.com/investorrelations.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from May 27, 2026, to June 3, 2026, by calling
647-362-9199
or toll-free at
1-800-770-2030
and entering the access code 1863444#.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
Telephone:
416-775-0798
E-mail:
investor.relations@scotiabank.com
Global Communications:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail:
corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
320 Bay Street, 14th Floor
Toronto, Ontario, Canada M5H 4A6
Telephone:
1-877-982-8767
E-mail:
service@computershare.com

92	Scotiabank Second Quarter Report 2026

SHAREHOLDER INFORMATION

Co-Transfer
Agent (USA)
Computershare Trust Company, N.A.
Telephone:
1-781-575-2000
E-mail:
service@computershare.com
Street Courier/Address:
C/O: Shareholder Services
150 Royall Street, Suite 101
Canton, MA, USA 02021
Mailing Address:
PO Box 43078
Providence, RI, USA 02940-3006
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
40 Temperance Street
Toronto, Ontario, Canada M5H 0B4
Telephone:
(416) 866-3672
E-mail:
corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le rapport trimestriel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations avec les investisseurs, La Banque de Nouvelle-Écosse, 40, rue Temperance, Toronto (Ontario), Canada M5H 0B4, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank Second Quarter Report 2026	93

The Bank of Nova Scotia is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada.